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Infosys 3.0

Accelerating growth

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

"You should be able to escape the gravitational pull of the past by constantly adapting and changing your engines of growth like a rocket."

N. R. Narayana Murthy
Chairman Emeritus, Infosys Limited

Infosys 3.0

Accelerating growth

Today, when much of the benefits of outsourcing have already been realized, clients are increasingly turning to providers who understand their businesses and become partners in their transformational journey. The IT services industry, however, is rapidly commoditizing and is staring at scalability issues. We see this as an opportunity to transform our business and be highly relevant to our clients.

Recently, we drew the road map for building tomorrow's enterprise, identifying seven trends that will shape the future of our clients' businesses. Our focus today is to be relevant to the whole range of our clients' spending – covering Business Transformation, Business IT Services and Business Innovation. Our goal is to have an improved portfolio of business that will ensure high-quality, industry-leading growth, enhanced revenue productivity and relatively higher margins. We have restructured the company and put in place a leadership structure to deliver on this transformational journey. Nurturing our diverse global talent pool is the key to propelling these growth engines and sustaining the momentum of our business.

Welcome to the new and improved version of Infosys, which we call Infosys 3.0

Contents

Awards for Excellence 2011-12



"Excellence is doing ordinary things extraordinarily well."

John W. Gardner

An educator, public official, and political reformer

Excellence is what makes an enterprise stand apart from the rest and catalyzes accelerated growth. At Infosys, the pursuit of excellence is not only our mission but also a part of our DNA. Our global talent pool aspires to the highest standards of excellence while creating business value for our clients. Recognizing and rewarding their achievements every year is one of the high points of our calendar. The 2011-12 Awards for Excellence were given at the organizational and regional levels. The award list is as follows:

Organizational Level

Account Management (Large Account)

Excellence in account management

Ashish Chandrakant Shah
Debasis Sahoo
Narayanan S.
Ramesh V.
Sanjib Kumar
Chandra Mohan Nandakumar
Siddramesh V. Nara
Vivek Dwivedi

Large Retail, CPG, Logistics, Life Sciences (RCL) account

Ammayappan Marimuthu
Anindya Trivedi
Ezhil Mani A.
Manisha Sanjay Saboo
Rahul Bindlish
Rambabu Sampangi Kaipa
Sudhakar Tekkate Shenoy
Thiyagarajan S.

Business Transformation Program Management

Business transformation program for leading grocery retailer

John Stiehler
Krishna Murthy Raghavulu
Mahabaleshwar Bhat
Narayana Bhat T.
Rajeev Wahi
Sanjeev Sudhakar Pendse
Shahanas Mohamed
Vincent Paul Toscano

Client Delight

Corporate Business Systems modernisation program

Ananthavel E.
Bharath Ram Chandrasekaran
Manickavasagam Velayutham
Neeraj Kohli
Prabhu Vinod Kumar Kothapalle
Raghu Gollapudi
Rajsree Santhanam
Ravi Kumar Dikshit

Client Value Survey

Financial Services and Insurance (FSI) Vertical

Code Champion

Mohit Shaikh
Shraman Ghosh

Development Center Management (Large)

Hyderabad Development Center
Pune Development Center

Development Center Management (Small)

Lodz Development Center, Poland
Trivandrum Development Center

Infosys Champion – Domain

Championing the cause of micro–payments

Gautam Bandyopadhyay

Infosys Champion – Technology

Shyam Kumar Doddavula

Mobile technology champion

Sameer Mohamed Khan

Innovation – Initiatives

Retail, CPG, Logistics and Life Sciences (RCL) – Digital commerce innovation

Ajayan Pillai
Anand Mohanram
Dinesh R.
Mohan Kumar K.
Ramakrishnan Arackal Parameswaran
Sajikumar Mekkatt
Sridhar Honnavali Sharma
Sudhir Subramanya Holla

Building Tomorrow's Enterprise initiative

Ananthalakshmi V. Venkatasubramanian
Charlotte Mariann Sjoberg
Farhan Elias
Krishnan Narayanan
Manish Srivastava
Raja Rajeshwari Chandrasekharan
Sunil Jose Gregory
Sushrut Shrikrishna Vaidya

Research and development – Tax credit in U.K.

Alok Jain
Ganesh Kudva N.
Srikanth M. Ramesh Iyengar
Srivatsa
Sunil A.

Innovation – Products, Platforms and Solutions

Finacle digital commerce

Aditya Jain
Arun Kumar Sevakule
Avnish Chetan Kalhan
Gautam Bandyopadhyay
Manikandan S.
Philip Joseph
Shivaji Bal Apte
Shivakumar Kandasamy

Innovation – Thought Leadership

Innovation for thought leadership – Mobility

Akshay Darbari
Puneet Gupta

Internal Customer Delight

Mangalore Facilities team

Ashok G. Gadavi
Chetticha Bollachettira Biddappa
Dheeraj Hejmadi
Leo Daniel D'Silva
Raghuram Hosmar Shetty
Ramesh Pai K.
Shashikala J.
Suresh Mannam Kunnath

People Development

Banking and Financial Services – United States Specialized Services Delivery Unit team

Amita Awasthi
Harleen Bedi
Jayanthi D.
Kiran Kumar M. R.
Nagendran N. Nagarajan
Rudra Kumar
Sundaresa Subramanian Gomathi Vallabhan
Yogita Sachdeva

Project Execution Excellence

Renewals application development

Amit Lohani
Ankur Bhargava
Deepak N. Belavadi
Jaideep Niranjan Puranik
Jaydeep Chaudhuri
Murugan B.
Rohit Ranjan Singh
Santhosh R.

Retail Flash interactive dashboard

Aditi Dash
Amar Roy
Naveen Kumar R.
Debi Prasanna Patnaik
Kaustav Bhowmik
Mahesh Sanapala
Pravat Raman Pradhan
Sashanka Sekhar Panda

Production support and maintenance of workforce management system for a telecom giant

Himabindu Kondabathula
Pradeep Kumar Prakhya
Raghuram Raichooti
Sachin Kumar Verma
Sudhanshu Garg
Sumant Yerra
Sushil Ramsukh Jethaliya
Vamsi Krishna Oruganti

Sales and Marketing – Brand Management

Oracle practice marketing

Amandeep Singh Syali
Priyanka Chandra
Rishi Raj Paul
Sanjay Sahay
Steven Charles Tunley
Varinder Verma

Sales and Marketing – Sales Management

Global Top 10 Life Sciences account opening – Digital Transformation win

Ajay S. Anand
Ajit Sagar
Ashish Goel
Lohith M. Jajee
Nathaniel Chapin
Nishant Thusoo
Ramanan Ramakrishna
Kamal Biswas

Best Business Transformation deal

Brandon Bichler
Jitendra Sindhwani
Madhana O. R. Kumar
Raghu Boddupally
Ravi Kiran Kuchibhotla
Sowmya Varadarajan Trikkur
Sudip Gupta
Supratim Choudhury

Systems and Processes

A systemic platform for competency development

Alok Ratanlal Tiwari
Amrita Deo
Harsha Kadaba
Sanjit Kumar Ghosh
Saraswathi S.
Sivasubramanyam Yanambakkam
Usha Venkatesh Bairy
Yogesh Kumar Bhatt

Technology Excellence

Infosys Mobile Point Of Sale – Transforming retail operations

Koshy Kottoorazhikathu Varghese
Manesh Sadasivan
Puja Bhargava
Sameer Mohamed Khan
Shanthanu Varghese Simon

Value Champions

Hitesh Sharma

Leadership through values and excellence

Raghu Gollapudi

Business Transformation Program Management

Re-organization program management for Infosys 3.0

Anand J. Raghavan
Narendra Sonawane
Sateesh Seetharamiah
Akshay Kejriwal
Sharmistha Adhya
Martha McGaw
Ratnesh
Sushanth Michael Tharappan

Regional Level – First Prize

Client Delight

Health Maintenance Organization claims – Business value add

Ankur Mehra
Haresh Gobindram Khemani
Mandeep Singh
Mihir Balchandra Wathare
Siddharth Govind Godbole
Suhas Ramchandra Golivadekar
Thirivikram Jayaraman
Vikas Pagaria

MobileMe webmail and calendar upgrade

Avinash C. I.
Ganesh JayaPrakash
Lakshmi Sriram
Laxminarayana K. Pai
Manas Misra
Mithun Prem
Rachel Sebastian
Santhakumar Murugaiyan

Statutes content conversion program

Jagathpathy Subramaniam
Rahul Mishra
Rajinikanth Radha Krishnan
Ramatchandirane Tirounavoucarassou
Sampath Mani
Subramanian K. Palanisamy
Thirumugam Madanagopal
Venkatasubramanian Santhana

Infosys Champion – Domain

Nikhil Kumar

Domain leadership in aerospace development

Raghavendra K. A.

Unified customer framework for lending – Business credit services

Amit Lohani

Infosys Champion – Technology

Automation champion

Tarun Lalwani

Technology leadership and innovation in Digital Marketing

Sampath Kumar Maddali

Innovation – Initiatives

Customer engagement modeling – Innovation for a large aircraft manufacturer

Amit Sharma
Chandan Mahadeo Gokhale
Neel Nandkumar Arurkar
Raghu Kishore Vempati
Sathya Narayana Karnam
Shamala Sadananda Krishniah
Vidyadhar Vijay Parulekar
Virendra Raghavendra Wadekar

Internal Customer Delight

Infosys Australia New Zealand Quality – Support and enablement

Ganesh Karthik Jonnalagadda
Harneet Singh Chitkara
Reema Gupta
Shireesha Duvvuru
Shyamali Raghunaykula
Sripriya Medisetty
Sunil Kumar

InfyBubble – Infosys social networking platform

Chandana Mahesh
Gaurav Kumar
Ramesh G.
Shruthi Bopaiah
Shweta Gaur
Sri Hari Tulasi
Venkateshprasanna H. M.
Vijaya Kumar Shanmugam

Mysore accommodation team

Jairam Madhav Rao
Kiran Balakrishna
Naveen Kumar
Rahul Saxena
Roy Uthaiah
Rudrachari K.
Sagar Nemanna Aitawade
Vinod Viswambharan Pillai

Bangalore Computers and Communications Division team

Antony Prakash J.
Atul Kumar N. J.
Chandrakanth Desai
Krishna Kumar C.
Radhakrishna S.
Ujjwal Mukherjee
Vijayeendra S. Purohit
Yoganand T. D.

People Development

Strategy, Action and Planning Surround

Gaurav Kumar
Jayarani Jestina Stephen
Latha A.
Raja Rajeshwari Chandrasekharan
Rohit Kinnigoli Nagendra Shenoy
Shyam Prasad K. R.
Vijay Rajan
Vimalraj Mothiravally

Project Execution Excellence

Advantage Card Futures project

Amit Kumar
Arpita Mishra
Prashant Pramod Patil
Qadeer Mohammed Abdul
Ritesh Hemendra Shah
Sandeep Singh Chauhan
Stuti Verma
Vinayaka Kasargod Kamath

Application maintenance and support for one of the biggest global pharmaceutical clients

Amit Dilip Damle
Ashok H. S. Pawar
Ashutosh Saxena
George John
Manish Tahiliani
Pramodini Sharad Kulkarni
Prasad Wasudeo Chincholkar
Sadanand Vinayak Joshi

Application support and maintenance of revenue accounting systems

Amit Gangwani
Anil Kumar B.
Anusheel Gupta
Dhayal Prasad Subramanian
Malini B. N.
Mallikarjun Basayya Patil
Srinivasa N. Karanth
Sriram Subramanian

Electronic Data Interchange Maintenance and Support

Hariharan Manoharan
Prasanna Kumar Gunta
Puneet Chowdhary
Rakesh Devulapalli
Rani Karuna Sree Jakku
Sruthi Beesabathuni
Suresh Kumar Bijja
Swetha Bellampally

Construction Load Control System III – Phase 1 testing

Jaganathan Rama Sundaram
Karuppasamy Thangappandy
Prabitha Balasubramanian Nair
Pradyumn Mishra
Santhakumari Murukesan
Shreesha Vitthala
Sukanya Krishnan Krishnan Jothi
Yasmin Sajidha K.

Online ticketing system

Anand P. T.
Arun Chandramouli
Deepakh Arun
Indranil Majumder
Jeevitha Navarathina Jothi S.
Sajitha Begam M.
Shireesha Duvvuru
Swaminathan Natarajan

Infosys chat collaboration solution

Kiruthika Anandan
Muthu Malla D.
Nedunchezhian Sundaramoorthy
Ramya Ranganathan
Sandeep Patro
Siddharthan Kannan Ilangovan
Sree Kumar Ashokan
Varda Vishal Chopra

Service management upgrade

Aloke Kumar Dey
Amol Dnyaneshwar Ghongade
Bhargava Chakravarthy Nimmaraju
Indranil Mukherjee
Naveen Kumar L.
Ruchi Dhanraj Chauhan
Sumita Srivastava
Susanto Kumar De

Online customer portal for a leading Australian telecom giant

Avinash Narasandra Basavarasappa
Neelakantan Vaidyanathan
Pramod Babu V. N.
Rathina Kumar G.
Sanjeev Sathyamurthy Belagur
Saurabh Nayyar
Sushil Kumar
Vinay Upasani

Sustainability / Social Consciousness

Computers and Communications Division sustainability initiative

Balaji Srinivasa Rao Ghat
Chandrakanth Desai
Koushik R. N.
Purushotham K.
Radhakrishna S.
Shyam Sundar V.
Vijayeendra S. Purohit

Infosys Young Indians – Nurturing social entrepreneurship

Abhishek Tiwari
Debasis Konar
Kaiser Masood
Nanjappa Bottolanda Somanna
Nitin S. Baravkar
Prakash Krishnan Nair
Pritam Kumar Sinha
Ranjit Pasayat
Sanjay Purohit
Shubha S.

Sneham – Chennai Development Center Corporate Social Responsibility wing

Anbulingom T.
Arunkumar
Devaraj Balakrishnan
Kalpana Swaminathan
Lilly Priyadarshini L.
Madhu Barathwaj Ranganathan
Selva Kumarun Rajendran
Shankar R.
Siddharthan Kannan Ilangovan
Sri Vidya Manoharan

Systems and Processes

Business Value Articulation

Bibhash Kumar Saha
Chandra Shekar Kakal
Raj Joshi
Satyendra Kumar
Shanmuga Suntharam Sankaralingam
Shikha Gupta
Shishank Gupta
Virendra Paliwal

Contractual compliance system and process

Bharadwaj K. P.
Hemant Shashikant Dandegaonkar
Kashyapa V. Gururaj
Maneesha Nigam
Mohammad Samidur Rahman
Naveen Kumar Sharma
Parshant
Utham Chengappa K. G.

Integrated staffing solution

Jasmeen Kaur Saini
Ketan Sakharam More
Manish Kabra
Nabarun Roy
Preetham
Rupa G. Kamat
Shaji Mathew
Soumya Harihara Keshavamurthy

Technology Excellence

Centralized Processing Centre for Income Tax returns

Anil Baradia
Ganesh Babu N.
Madhan Raj Jeyapragasam

Supply allocation tool

Abinash Patnaik
Arvind Koolwal
Subramanian Murugappan Pesalan

Value Champions

Ravi Shah

Regional Level – Second Prize

Client Delight

Major oilfield services client

Amit Sreedharan
Balaji Jayagopal
Chandrasekhar Mohandas
Delroy Harry Coelho
Gopala Krishnan K.
Rahul Bansal
Shashank Kumar Khetan
Tamanna Harisinghani

Infosys Champion – Domain

Vinay Sudhakar Joshi

Product & service modeling for a Tier 1 telco in Asia Pacific region

Manish Juneja

Infosys Champion – Technology

Haydn Silveira
Krishna Chaitanya Telikicherla
Manish Singh

Multifaceted technology champion

Ramakrishna Rao D. T. V.

Innovation – Initiatives

Centralized access management system

Ananda Krishna N.
Deepak Nagesh Murdeshwar
Dileep Kumar Reddy Anna Reddy
Joel Sundararajan Davis
Krishna Kumar Reddy Duddu
Thirunavukarasu Shanmugasundaram

Internal Customer Delight

Delivery Risk Management team

Anu Cherian
Balamukund Sripathi
Bharadwaj K. P.
Binesh T. Narayan Nair
Lakshmidevi Dhakshanamoorthy
Puspamitra Mishra
Srividhya Velarcaud Srinivasan
Subrata Goswami

Finacle Cairo Evacuation Management

Ganesh Premsankar
Nisha Ravi Prakash
Satyajit Sahu
Yasmeen Shaikh

Infosys Tools Group deployment team

Amit Gulati
Kudaka V. V. Vijayakumar
Naresh Balaram Choudhary
Raghavendra S.
Sandeep Chauhan
Shashank H. N.
Shilpa Gowda Srinivasa
Srinivasa Sujit Rao

Managing scale with delight

Arun Padmanabhan Nayar
Krithish Aiyappa Puchimanda Kuttappa
Nuthan Prasad Malanahalli Rajappa
Preet Kushalapa Kodira
Ramya Rajasekar
Saurabh Babasaheb Jadhav
Tejasvi Nathan

Mangalore Computers and Communications Division team

Dakshesh B. Modi
Dhiraj Kuckian
Nikhil Sukumaran
Purushothama N.
Sandesh Rao S.
Sudheer Padinhare Covilakam
Vinaya Shankar Kinila

People Development

Training and certification program for Apple platform

Ajit Ravindran Nair
Ananthram P. S.
Brijesh B. Krishnan
Laxminarayana K. Pai
Rajesh D. M.
Satheesha B. N.
Sharmila Dalal
Vasudev Kamath

Applied engineering competency development – Business partner approach

Niranjan Vijay Awati
Shivakumar Jayappa Addamani
Shweta Asuti
Sridhar Gatpa
Sriranga Ramanuj Acharya K. N.
Sumana Y. S.
Victor Sundararaj

Building competency on engineering tools across the organization

Amit Gulati
Balaji Ayyadurai
Kudaka V. V. Vijayakumar
Mallika Singh
Mursied Khan
Naresh Balaram Choudhary
Pallavi Bomma
Shilpa Gowda Srinivasa

Connect architecture

Jagdish Bantval Bhandarkar
Kiran N. G.
Pradeep Kumar M.
Sangeetha S.
Sanjita Bohidar
Shreekantha VishnuMoorthi Ayya
Shyam Kumar Doddavula
Srinivas J.

Quality – Support enablement program for a leading banking group

Ganesh Karthik Jonnalagadda
Harneet Singh Chitkara
Reema Gupta
Shireesha Duvvuru
Shyamali Raghunaykula
Sripriya Medisetty
Sunil Kumar

Project Execution Excellence

Asian Core Engine – Core banking implementation

Abhishek Tiwari
Jitendra Hanwat
Rajendra Awasthi
Shailendra Narayan Tawade
Shree Kishan Bagree
Solaiyappan Nachiappan
Sundar Rajan Rengamani
Sushmitshri Babu

Web operations support

Praveen Kumar Pogula
Sabir Shaik
Santhosh Kumar Somayajula
Sarvesh Kumar Rawat
Satya Narayana Chinni
Sreedhar Yerra
Suresh Jampani
Susmitha Dude

eCommerce platform for a leading aircraft manufacturer

Jegan Mohan Subramaniam
Karthik Nirmal Jagannathan
Kartikeya Bisht
Mugunthan Sridharan
Muralikrishnan Alandur Sankaralingam
Natraj Sundaramoorthy
Vijay Aravamudhan
Vinoth M. P.

Graphical design tool

Arijit Poddar
Debakalyan Swain
Mithun Das
Rabindra Kumar Sahu
Soubhagya Ranjan Barick
Subodha Kumar Bal
Sudeep Mukherjee
Sukomal Paul

Maintenance and support of Finance, HR, Payroll and Positive Train Control applications

Deepak Ilango
Jermey Bala Krishnan
Karthick A.
Manu Cherian George
Pankaj Malik
Shanmuga Sundaram Rajasubramanian
Srivatsan Melpakkam Parthasarathy
Vijayalakshmi Harikrishnan

Health Level7 interfaces development and maintenance project for radiology and teleradiology systems

Anandaraju H. N. Setty
Deepu George Philip
Manoj Kumar Arunagiri
Shekhar Suresh Kanade
Shweta Tripathi
Triveni Harsh Mohta

Europe – Canada Siebel Customer Relationship Management – Application support and maintenance

Amitabha Mukherjee
Arun Koundinya Jagarlapudi
Debashis Pattnaik
Sanjoy Dutta
Srinivasa Reddy Eeda
Venkata Raghavendra Raj Sakaray
Vijay Bhagwan Mansukhani
Vijay Kumar Sambav

Product technical folder

Adarsh Andani Gowda
Bharat Srinivasan
Duraisamy Malaiyappan
Jyotsna Rajaram Bhat
Prasenjit Ghosh
Rahul Goyal
Reetika Anand
Uday Kumar Harohalli Krishna Murthy

Sales and Marketing division – An information technology client

Devender Raju Thangella
Giridhar Yeshaswi Chillara
Mucham Macha
Naveen Dagani
Nimesh Kocheta
Ravi Kanth Gundu
Ravindra Shivaji Mohite
Sireesha Tummala

Sustainability / Social Consciousness

Jaipur talent development program

Abhishek Ramanand Chatterjee
Amit Nagpal
Niya Mohan P.
Pooja Srinivas
Prakriti Massey
Savio Charles Freitas
Shirin Balkishan Kabara
Shweta Raghunath A.
Vaishali Sunil Amrute
Vijay John Michael Colaco

PRERANA – Making a difference

Dheeraj Hejmadi
Dinha Pramila D'Silva
Ganapathi Bhat Balike
Gopalakrishna Sagri Nayak
Gopikrishnan Konnanath
Mrugesh Ganesh Poojary
Niveditha Shetty
Sarfras Mahamood S. L. P.
Vasudev Kamath
Vijaya Kumar A.

Sustainable solid waste management

Digu Aruchamy
Hitesh Sharma
Naveen Chinthakunta Prabhudeva
Ramesh K. N.
Sudhir Hulikunte Sundararam

Team Akshaya Patra – 'Buy a Meal' and 'Sponsor a Meal '

Kankanala Sundeep Reddy
Rama Murthy Prabhala
Rambabu Sampangi Kaipa

Team Retail, CPG, Logistics, Life Sciences (RCL) – Reach Bhubaneswar Development Center

Amit Kumar Agarwal
Anurag Tripathy
Hemangini Raithaththa
Laxmi Agrawal
Nitiv Nigam
Rajni Keshri
Ruchi Nandita
Sambit Bhattacharjee
Smita Pati
Sunit Kothari

Systems and Processes

Business results Impact at Infosys Technologies – Accelerating change in Building Tomorrow's Enterprise

Anoop Kumar
Arul Rosaline Pradipa S.
Balakrishnan Madhavan Nair
Govindraya Trasi Shenoy
Hareshkumar Mahadevrao Amre
Prakash Viswanathan
Rahul Madhukar Ingle
Rama Mohan Venkata Kadayinti

Do more with less

Amit Sahakundu
Govindaraju Thangavelu
Kathiresan T.
Kiran Bhojaraju
Muralikrishna K.
Vijaya Janardhanan

Infosys Tools Group systems and processes

Amit Gulati
Mallika Singh
Naresh Balaram Choudhary
Pallavi Bomma
Prabhat Ranjan Kumar
Raghavendra S.
Shilpa Gowda Srinivasa
Srinivasa Sujit Rao

Technology Excellence

Social Xperience platform for a leading technology firm

Bhavani Sireesha Gunda
Bhavin Jayantilal Raichura
Naveen Dagani
Prabhu Shankar J.
Qi Fu
Ramesh Babu Emarajan
Umesh Kumar Lakkaraju
Venkata Appaji Sirangi

Open Source drug discovery

Priya Thampi
Santhosh A.

Value Champions

Divaahar Muthuswamy
Jaya Kumar Inbaraj

Ratio analysis

Ratios	2012	2011	2010
Financial performance			
Export revenue / total revenue (%)	97.63	97.66	98.73
Domestic revenue / total revenue (%)	2.37	2.34	1.27
Software development expenses / total revenue (%)	57.06	56.20	54.68
Gross profit / total revenue (%)	42.94	43.80	45.32
Selling and marketing expenses / total revenue (%)	4.65	4.80	4.61
General and administration expenses / total revenue (%)	6.10	5.85	5.90
Selling, General and Administrative (SG&A) expenses / total revenue (%)	10.75	10.65	10.51
Aggregate employee costs / total revenue (%)	49.51	49.08	48.96
Operating profit (PBIDTA) / total revenue (%)	32.19	33.15	34.82
Depreciation and amortization / total revenue (%)	2.54	2.92	3.82
Operating profit after depreciation and interest / total revenue (%)	29.65	30.23	31.00
Other income / total revenue (%)	5.85	4.52	4.30
Provision for investments / total revenue (%)	–	–	(0.04)
Profit before tax / total revenue (%)	35.50	34.75	35.35
Tax / total revenue (%)	9.95	9.37	8.12
Effective tax rate – Tax / PBT (%)	28.03	26.96	22.98
Profit after tax [1] / total revenue (%)	25.55	25.38	27.22
Balance Sheet			
Debt – equity ratio	–	–	–
Current ratio	4.72	5.05	4.46
Days Sales Outstanding (DSO)	63	61	56
Cash and equivalents / total assets (%) [2]	55.56	52.97	66.48
Cash and equivalents / total revenue (%) [2]	63.67	60.21	70.03
Capital expenditure / total revenue (%)	4.15	4.54	2.75
Operating cash flows / total revenue (%)	19.05	16.82	27.80
Depreciation / average gross block (%) [3]	12.34	11.90	13.17
Technology investment / total revenue (%)	2.27	2.25	2.12
Returns			
PAT [2] / average net worth (%)	29.44	27.69	28.89
ROCE (PBIT / average capital employed) (%)	40.87	37.58	37.25
Return on average invested capital (%) [1][2]	71.29	67.73	68.75
Capital output ratio	1.05	1.08	1.05
Invested capital output ratio [2]	3.16	3.01	2.81
Value added / total income (%)	82.71	82.99	84.45
Enterprise-value / total revenue (x)	4.63	6.73	6.40
Dividend / adjusted public offer price (%) [4]	4,985	4,042	3,368
Market price / adjusted public offer price (%)	3,86,196	4,36,723	3,52,465
Growth			
Overseas revenue (%)	23.08	18.78	4.33
Total revenue (%)	23.12	20.08	4.32
Operating profit before depreciation (%)	19.57	14.32	6.57
Net profit (%) [1]	23.95	11.95	(1.10)
Net profit after exceptional item (%)	31.46	11.03	(0.27)
Basic EPS (%) [1]	23.88	11.85	(1.26)
Basic EPS after exceptional item (%)	31.40	10.91	(0.42)
Per share			
Basic EPS (₹) [1]	139.07	112.26	100.37
Basic EPS after exceptional item (₹)	147.51	112.26	101.22
Basic cash EPS (₹) [1]	152.90	125.14	114.46
Basic cash EPS after exceptional item (₹)	161.34	125.14	115.30
Price / earnings, end of year [1]	20.61	28.87	26.06
Price / cash earnings, end of year [1]	18.75	25.90	22.85
PE / EPS growth [1]	0.86	2.44	(20.68)
Book value (₹)	518.21	426.73	384.01
Price / book value, end of year	5.53	7.60	6.81
Dividend per share (par value of ₹5/- each) [4]	37.00	30.00	25.00
Dividend (%) [4]	740	600	500
Dividend payout (%) [4][5]	29.70	29.34	26.93
Market capitalization / total revenue, end of year (x)	5.27	7.33	7.10

Notes : The ratio calculations are based on standalone Indian GAAP financial statements.

[1] Before exceptional item

[2] Investments in liquid mutual funds and certificates of deposit have been considered as cash and cash equivalents for the purpose of the above ratio analysis.

[3] Gross block excludes investment in land

[4] Excludes special dividend for fiscal 2012 and 2011

[5] Calculated as a % of the consolidated profits of the Infosys group

Ratio analysis

Operating profit (PBIDTA) / total revenue (%)


34.82
33.15
32.19
2010
2011
2012

Profit [1] / total revenue (%)


27.22
25.38
25.55
2010
2011
2012

ROCE (PBIT / average capital employed) (%)


37.25
37.58
40.87
2010
2011
2012

Cash and equivalents [2] / total assets (%)


66.48
52.97
55.56
2010
2011
2012

Capital output ratio (x)


1.05
1.08
1.05
2010
2011
2012

Value added / total income (%)


84.45
82.99
82.71
2010
2011
2012

Basic EPS (₹) [1]


100.37
112.26
139.07
2010
2011
2012

Dividend per share (₹) [3]


25.00
30.00
37.00
2010
2011
2012

Price / earnings [1] end of year (x)


26.06
28.87
20.61
2010
2011
2012

[1] *Before exceptional item*
[2] *Investments in liquid mutual funds and certificates of deposit have been considered as cash and cash equivalents for the purpose of the above ratio analysis.*
[3] *Excludes special dividend for fiscal 2012 and 2011*

Independent auditors' report

To the Members of Infosys Limited
(formerly Infosys Technologies Limited)

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited ('the Company') which comprise the Balance Sheet as at 31 March 2012, the Statement of Profit and Loss and the Cash Flow Statement for the year then ended and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

The Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 ('the Act'). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2012;
(ii) in the case of the Statement of Profit and Loss, of the profit for the year ended on that date; and
(iii) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2003 ('the Order'), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Act, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the Order.
2. As required by Section 227(3) of the Act, we report that :
   a. we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   b. in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
   c. the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement dealt with by this Report are in agreement with the books of account;
   d. in our opinion, the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956; and
   f. on the basis of written representations received from the directors as on March 31, 2012, and taken on record by the Board of Directors, none of the directors are disqualified as on March 31, 2012, from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

for B S R & Co.
Chartered Accountants
Firm's registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
13 April, 2012

Annexure to the auditors' report

The Annexure referred to in our report to the members of Infosys Limited ('the Company') (formerly Infosys Technologies Limited) for the year ended March 31, 2012. We report that:

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

(c) Fixed assets disposed of during the year were not substantial, and therefore, do not affect the going concern assumption.

(ii) The Company is a service company, primarily rendering information technology services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

(iii) (a) The Company has granted a loan to a body corporate covered in the register maintained under Section 301 of the Companies Act, 1956 ('the Act'). The maximum amount outstanding during the year was ₹26,95,65,993 and the year-end balance of such loan amounted to ₹12,39,007. Other than the above, the Company has not granted any loans, secured or unsecured, to companies, firms or parties covered in the register maintained under Section 301 of the Act.

(b) In our opinion, the rate of interest and other terms and conditions on which the loan has been granted to the body corporate listed in the register maintained under Section 301 of the Act are not, prima facie, prejudicial to the interest of the Company.

(c) In the case of the loan granted to the body corporate listed in the register maintained under Section 301 of the Act, the borrower has been regular in the payment of the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and the loan is repayable on demand. Accordingly, paragraph 4(iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.

(d) There are no overdue amounts of more than ₹1 lakh in respect of the loan granted to a body corporate listed in the register maintained under Section 301 of the Act.

(e) The Company has not taken any loans, secured or unsecured from companies, firms or parties covered in the register maintained under Section 301 of the Act. Accordingly, paragraphs 4(iii)(e) to 4(iii)(g) of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

(v) (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Act have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of ₹5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi) The Company has not accepted any deposits from the public.

(vii) In our opinion, the Company has an internal audit system commensurate with the size and the nature of its business.

(viii) The Central Government of India has not prescribed the maintenance of cost records under Section 209(1)(d) of the Act for any of the services rendered by the Company.

(ix) (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees' State Insurance, Customs duty and Excise duty.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues were in arrears as at March 31, 2012 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, there are no material dues of Wealth tax and Cess which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of Income tax, Sales tax, and Service tax, have not been deposited by the Company on account of disputes:

Name of the statute	Nature of dues	Amount (in ₹)	Period to which the amount relates	Forum where dispute is pending
Income Tax Act, 1961	Interest on Income tax demanded	50,84,704	Assessment year 2006-2007	Commissioner of Income Tax(CIT)(Appeals), Bangalore
Income Tax Act, 1961	Demand under Section 156	[1] 7,30,25,295	Assessment year 2009-2010	CIT(Appeals), Bangalore
Service tax	Service tax demanded	[1] 5,75,63,973	July 2004 to October 2005	CESTAT – Bangalore
Service tax	Service tax demanded	[1] 2,57,84,864	January 2005 to March 2009	CESTAT – Bangalore
Service tax	Service tax and penalty demanded	23,15,20,178	February 2007 to March 2009	CESTAT – Bangalore
Service tax	Service tax demanded	4,19,72,658	April 2009 to March 2010	Commissioner, Bangalore
APVAT Act, 2005	Inter-state sales demanded	4,17,650	April 2006 to March 2007	Sales tax Appellate Tribunal, Andhra Pradesh
APVAT Act, 2005	Sales tax demanded	[1] 31,12,450	April 2007 to March 2008	High Court of Andhra Pradesh
KVAT Act, 2003	Sales tax, interest and penalty demanded	[1][2] 24,53,43,982	April 2005 to March 2009	High Court of Karnataka
MVAT Act, 2002	Excess refund along with interest demanded.	[1] 13,20,455	January 2006 to December 2007	Deputy commissioner, Sales Tax, Pune
CENVAT Credit Rules, 2004	Irregular availment of CENVAT credit	[1] 11,14,13,495	October 2004 to March 2009	CESTAT, Bangalore

[1] *A stay order has been received against the amount disputed and not deposited.*
[2] *Net of amounts paid under protest.*

(x) The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.

(xi) The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion and according to the information and explanations given to us, the Company is not a chit fund / nidhi / mutual benefit fund / society.

(xiv) According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.

(xv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xvi) The Company did not have any term loans outstanding during the year.

(xvii) The Company has not raised any funds on short-term basis.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act.

(xix) The Company did not have any outstanding debentures during the year.

(xx) The Company has not raised any money by public issues during the year.

(xxi) According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co.
Chartered Accountants
Firm's registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
13 April, 2012

Balance Sheet

in ₹ crore

Particulars	Note	As at March 31,	
		2012	2011
EQUITY AND LIABILITIES			
SHAREHOLDERS' FUNDS			
Share capital	2.1	287	287
Reserves and surplus	2.2	29,470	24,214
		29,757	24,501
NON-CURRENT LIABILITIES			
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	21	25
		21	25
CURRENT LIABILITIES			
Trade payables	2.5	68	85
Other current liabilities	2.6	2,365	1,770
Short-term provisions	2.7	3,604	2,473
		6,037	4,328
		35,815	28,854
ASSETS			
NON-CURRENT ASSETS			
Fixed assets			
Tangible assets	2.8	4,045	4,056
Intangible assets	2.8	16	–
Capital work-in-progress		588	249
		4,649	4,305
Non-current investments	2.10	1,068	1,206
Deferred tax assets (net)	2.3	189	230
Long-term loans and advances	2.11	1,431	1,244
Other non-current assets	2.12	13	–
		7,350	6,985
CURRENT ASSETS			
Current investments	2.10	341	119
Trade receivables	2.13	5,404	4,212
Cash and cash equivalents	2.14	19,557	15,165
Short-term loans and advances	2.15	3,163	2,373
		28,465	21,869
		35,815	28,854
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2		

Note : The notes referred to above are an integral part of the Balance Sheet.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna *Partner* Membership No. 32815	K. V. Kamath *Chairman*	S. Gopalakrishnan *Executive Co-Chairman*	S. D. Shibulal *Chief Executive Officer and Managing Director*	V. Balakrishnan *Director and Chief Financial Officer*
	Ann M. Fudge *Director*	Ashok Vemuri *Director*	David L. Boyles *Director*	Deepak M. Satwalekar *Director*
	Prof. Jeffrey S. Lehman *Director*	Dr. Omkar Goswami *Director*	Ravi Venkatesan *Director*	R. Seshasayee *Director*
Bangalore April 13, 2012	Sridar A. Iyengar *Director*	Srinath Batni *Director*	B. G. Srinivas *Director*	K. Parvatheesam *Company Secretary*

Statement of Profit and Loss

in ₹ crore, except per share data

Particulars	Note	For the year ended March 31, 2012	2011
Income from software services and products	2.16	31,254	25,385
Other income	2.17	1,829	1,147
Total revenue		33,083	26,532
Expenses			
Employee benefit expenses	2.18	15,473	12,459
Cost of technical sub-contractors	2.18	2,483	2,044
Travel expenses	2.18	944	771
Cost of software packages and others	2.18	625	459
Communication expenses	2.18	203	170
Professional charges		437	299
Depreciation and amortization expenses	2.8	794	740
Other expenses	2.18	1,028	769
Total expenses		21,987	17,711
PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		11,096	8,821
Tax expense			
Current tax	2.19	3,053	2,521
Deferred tax	2.19	57	(143)
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM		7,986	6,443
Dividend income, net of taxes	2.34	484	–
PROFIT AFTER TAX AND EXCEPTIONAL ITEM		8,470	6,443
EARNINGS PER EQUITY SHARE			
Equity shares of par value ₹5/- each			
Before exceptional item			
Basic		139.07	112.26
Diluted		139.06	112.22
After exceptional item			
Basic		147.51	112.26
Diluted		147.50	112.22
Number of shares used in computing earnings per share	2.31		
Basic		57,41,99,094	57,40,13,650
Diluted		57,42,29,742	57,42,01,958
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2		

Note: The notes referred to above are an integral part of the Statement of Profit and Loss.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Director and Chief Financial Officer

Ann M. Fudge
Director

Ashok Vemuri
Director

David L. Boyles
Director

Deepak M. Satwalekar
Director

Prof. Jeffrey S. Lehman
Director

Dr. Omkar Goswami
Director

Ravi Venkatesan
Director

R. Seshasayee
Director

Bangalore
April 13, 2012

Sridar A. Iyengar
Director

Srinath Batni
Director

B. G. Srinivas
Director

K. Parvatheesam
Company Secretary

Cash Flow Statement

in ₹ crore

Particulars	Note	For the year ended March 31, 2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		11,096	8,821
Adjustments to reconcile profit before tax to cash provided by operating activities			
Depreciation and amortization expenses		794	740
Interest and dividend income		(1,720)	(1,086)
Profit of sale of tangible assets	2.35.5	(2)	–
Effect of exchange differences on translation of assets and liabilities		19	(6)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(60)	(5)
Changes in assets and liabilities			
Trade receivables	2.35.1	(1,180)	(968)
Loans and advances and other assets	2.35.2	(819)	(704)
Liabilities and provisions	2.35.3	671	234
		8,799	7,026
Income taxes paid	2.35.4	(2,844)	(2,756)
NET CASH GENERATED BY OPERATING ACTIVITIES		5,955	4,270
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment towards capital expenditure	2.35.5	(1,296)	(1,152)
Investments in subsidiaries	2.35.6	(104)	(77)
Disposal of other investments	2.35.7	(222)	3,378
Interest and dividend received	2.35.8	1,703	1,086
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		81	3,235
Dividend income, net of taxes	2.34	484	–
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES		565	3,235
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital on exercise of stock options		6	24
Repayment of loan given to subsidiary	2.35.9	35	14
Dividends paid including residual dividend		(2,012)	(3,156)
Dividend tax paid		(327)	(524)
NET CASH USED IN FINANCING ACTIVITIES		(2,298)	(3,642)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		60	5
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		4,282	3,868
Add : Bank balances taken over from Infosys Consulting Inc., U.S. *(Refer to Note 2.25)*		110	–
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		15,165	11,297
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		19,557	15,165
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2		

Note : The notes referred to above are an integral part of the Cash Flow Statement.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna *Partner* Membership No. 32815	K. V. Kamath *Chairman*	S. Gopalakrishnan *Executive Co-Chairman*	S. D. Shibulal *Chief Executive Officer and Managing Director*	V. Balakrishnan *Director and Chief Financial Officer*
	Ann M. Fudge *Director*	Ashok Vemuri *Director*	David L. Boyles *Director*	Deepak M. Satwalekar *Director*
	Prof. Jeffrey S. Lehman *Director*	Dr. Omkar Goswami *Director*	Ravi Venkatesan *Director*	R. Seshasayee *Director*
Bangalore April 13, 2012	Sridar A. Iyengar *Director*	Srinath Batni *Director*	B. G. Srinivas *Director*	K. Parvatheesam *Company Secretary*

Significant accounting policies and notes on accounts

Company overview

Infosys Limited ('Infosys' or 'the Company'), along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB ('Infosys Sweden'), Infosys Tecnologia do Brasil Ltda ('Infosys Brasil'), Infosys Public Services Inc., U.S. ('Infosys Public Services') and Infosys Technologies (Shanghai) Co. Limited ('Infosys Shanghai'), is a leading global technology services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products for the banking industry.

1. Significant accounting policies

1.1. Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.3. Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue, while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable, based on the current estimates.

The annual technical services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Statement of Profit and Loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight-line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date.

Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5. Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

1.8. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged.

Individual low cost assets (acquired for ₹5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9. Retirement benefits to employees

Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method.

The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust ('the Trust'). Trustees administer contributions made to the Trust and invest in a scheme with Life Insurance Corporation as permitted by the law. The Company recognizes the net obligation of the Gratuity Plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Statement of Profit and Loss in the period in which they arise.

Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The Trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the Trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.10. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.11. Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.12. Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the Statement of Profit and Loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the Statement of Profit and Loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the Statement of Profit and Loss. Currently, hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the Statement of Profit and Loss at each reporting date.

1.13. Income Taxes

Income Taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year-on-year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to the Statement of Profit and Loss are credited to the share premium account.

1.14. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.15. Investments

Trade investments are the investments made to enhance the Company's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.16. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.17. Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.18. Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight-line basis in the Statement of Profit and Loss over the lease term.

2. Notes on accounts for the year ended March 31, 2012

Amounts in the financial statements are presented in ₹ crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in Note 2.37. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous period figures have been re-grouped / re-classified, wherever necessary to conform to the current period presentation.

2.1. Share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2012	2011
Authorized		
Equity shares, ₹5/- par value		
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up		
Equity shares, ₹5/- par value [(1)]	287	287
57,42,30,001 (57,41,51,559) equity shares fully paid-up		
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid-up have been issued as bonus shares by capitalization of the general reserve.]		
	287	287

Note: Forfeited shares amounted to ₹1,500/- (₹1,500/-)

[(1)] Refer to Note 2.31 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of ₹5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

The Board of Directors, in their meeting on October 12, 2011, declared an interim dividend of ₹15 per equity share. Further the Board of Directors, in their meeting on April 13, 2012, proposed a final dividend of ₹22 per equity share and a special dividend – 10 years of Infosys BPO operations of ₹10 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 9, 2012. The total dividend appropriation for the year ended March 31, 2012 amounted to ₹3,137 crore including corporate dividend tax of ₹438 crore.

During the year ended March 31, 2011, the amount of per share dividend recognized as distributions to equity shareholders was ₹60. The dividend for the year ended March 31, 2011 includes ₹20 per share of final dividend, ₹10 per share of interim dividend and ₹30 per share of 30th year special dividend. The total dividend appropriation for the year ended March 31, 2011 amounted to ₹4,013 crore including corporate dividend tax of ₹568 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2012 and March 31, 2011 is as follows:

Particulars	As at March 31, 2012		As at March 31, 2011	
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning	57,41,51,559	287	57,38,25,192	287
Add : Shares issued on exercise of employee stock options	78,442	–	3,26,367	–
Number of shares at the end	57,42,30,001	287	57,41,51,559	287

Stock option plans

The Company has two Stock Option Plans

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 American Depositary Shares (ADS) representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADS representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the years ended March 31, 2012 and March 31, 2011, respectively, is as follows:

Particulars	Year ended March 31,	
	2012	2011
The 1998 Plan :		
Options outstanding, beginning of the period	50,070	2,42,264
Less : Exercised	49,590	1,88,675
Forfeited	480	3,519
Options outstanding, end of the period	–	50,070
Options exercisable, end of the period	–	50,070
The 1999 Plan :		
Options outstanding, beginning of the period	48,720	2,04,464
Less : Exercised	28,852	1,37,692
Forfeited	8,185	18,052
Options outstanding, end of the period	11,683	48,720
Options exercisable, end of the period	7,429	40,232

The weighted average share price of options exercised under the 1998 Plan during the years ended March 31, 2012 and March 31, 2011 was ₹2,799 and ₹2,950, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2012 and March 31, 2011 was ₹2,702 and ₹2,902, respectively.

The following tables summarize information about the options outstanding under the 1998 Plan and 1999 Plan as at March 31, 2012 and March 31, 2011 respectively:

Range of exercise prices per share (₹)	As at March 31, 2012		
	Number of shares arising out of options	Weighted average remaining contractual life (in years)	Weighted average exercise price (in ₹)
The 1999 Plan:			
300 – 700	–	–	–
701 – 2,500	11,683	0.71	2,121
	11,683	0.71	2,121

Range of exercise prices per share (₹)	As at March 31, 2011		
	Number of shares arising out of options	Weighted average remaining contractual life (in years)	Weighted average exercise price (in ₹)
The 1998 Plan:			
300 – 700	24,680	0.73	587
701 – 1,400	25,390	0.56	777
	50,070	0.65	683
The 1999 Plan:			
300 – 700	33,759	0.65	448
701 – 2,500	14,961	1.71	2,121
	48,720	0.97	962

As at March 31, 2012 and March 31, 2011, the Company had 11,683 and 98,790 number of shares reserved for issue under the 1998 and 1999 employee stock option plans, respectively. Most of the shares reserved for issue under the 1998 and 1999 employee stock option plans are vested and are exercisable at any point of time, except for 4,254 shares issued under the 1999 employee stock option plan which is unvested as of March 31, 2012. The vesting date for these 4,254 shares is June 16, 2012.

2.2. Reserves and surplus

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Capital reserve – Opening balance	54	54
Add : Transferred from surplus	–	–
	54	54
Securities premium account – Opening balance	3,057	3,022
Add : Receipts on exercise of employee stock options	6	24
Income tax benefit arising from exercise of stock options	1	11
	3,064	3,057
General reserve – Opening balance	5,512	4,867
Add : Transferred from surplus	847	645
	6,359	5,512
Surplus – Opening balance	15,591	13,806
Add : Net profit after tax transferred from the Statement of Profit and Loss	8,470	6,443
Reserves on transfer of assets and liabilities of Infosys Consulting Inc. *(Refer to Note 2.25)*	(84)	–
Amount available for appropriation	23,977	20,249
Appropriations :		
Interim dividend	862	574
30th year special dividend	–	1,722
Special dividend – 10 years of Infosys BPO operations	574	–
Final dividend	1,263	1,149
Total dividend	2,699	3,445
Dividend tax	438	568
Amount transferred to general reserve	847	645
Surplus – Closing balance	19,993	15,591
	29,470	24,214

2.3. Deferred taxes

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Deferred tax assets		
Fixed assets	266	234
Trade receivables	18	19
Unavailed leave	101	85
Computer software	35	24
Accrued compensation to employees	31	24
Others	8	20
	459	406
Deferred tax liabilities		
Branch profit tax	270	176
	270	176

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2012 and March 31, 2011, the Company has provided for branch profit tax of ₹270 and ₹176 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. Branch profit tax balance increased by ₹22 crore during the year ended March 31, 2012 due to foreign currency fluctuation impact.

2.4. Other long-term liabilities

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Others		
Gratuity obligation – unamortized amount relating to plan amendment *(Refer to Note 2.28)*	14	18
Rental deposits received from subsidiary *(Refer to Note 2.25)*	7	7
	21	25

2.5. Trade payables

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Trade payables (1)	68	85
	68	85
(1) *Includes dues to subsidiaries (Refer to Note 2.25)*	61	55

2.6. Other current liabilities

in ₹ crore

Particulars	As at March 31, 2012	As at March 31, 2011
Accrued salaries and benefits		
Salaries and benefits	53	42
Bonus and incentives	394	363
Other liabilities		
Provision for expenses	824	537
Retention monies	42	21
Withholding and other taxes payable	454	292
Gratuity obligation – unamortized amount relating to plan amendment, current (*Refer to Note 2.28*)	4	4
Other payables [(1)]	31	1
Advances received from clients	14	19
Unearned revenue	519	488
Mark-to-market loss on forward and options contracts	28	–
Unpaid dividends	2	3
	2,365	1,770
[(1)] *Includes dues to subsidiaries (Refer to Note 2.25)*	29	–

2.7. Short-term provisions

in ₹ crore

Particulars	As at March 31, 2012	As at March 31, 2011
Provision for employee benefits		
Unavailed leave	379	303
Others		
Proposed dividend	1,837	1,149
Provision for		
Tax on dividend	298	187
Income taxes	967	756
Post-sales client support and warranties	123	78
	3,604	2,473

Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows:

in ₹ crore

Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Balance at the beginning	78	73
Provision recognized / (reversal)	60	5
Provision utilized	(15)	–
Exchange difference during the period	–	–
Balance at the end	123	78

Provision for post-sales client support is expected to be utilized over a period of six months to one year.

2.8. Fixed assets

in ₹ crore, except as otherwise stated

Particulars	Original cost: As at April 1, 2011	Original cost: Additions / Adjustments during the period	Original cost: Deductions / Retirement during the period	Original cost: As at March 31, 2012	Depreciation and amortization: As at April 1, 2011	Depreciation and amortization: For the period	Depreciation and amortization: Deductions / Adjustments during the period	Depreciation and amortization: As at March 31, 2012	Net book value: As at March 31, 2012	Net book value: As at March 31, 2011
Tangible assets:										
Land: Freehold	406	18	–	424	–	–	–	–	424	406
Leasehold	135	140	–	275	–	–	–	–	275	135
Buildings [(1)(2)]	3,532	196	1	3,727	964	242	1	1,205	2,522	2,568
Plant and equipment [(2)(3)]	876	81	147	810	525	166	147	544	266	351
Office equipment[(3)]	276	39	43	272	143	55	43	155	117	133
Computer equipment [(2)(3)(4)]	1,092	245	249	1,088	872	218	242	848	240	220
Furniture and fixtures [(2)(3)]	598	69	128	539	359	111	127	343	196	239
Vehicles	7	2	–	9	3	1	–	4	5	4
	6,922	790	568	7,144	2,866	793	560	3,099	4,045	4,056
Intangible assets:										
Intellectual property rights	12	17	–	29	12	1	–	13	16	–
	12	17	–	29	12	1	–	13	16	–
Total	6,934	807	568	7,173	2,878	794	560	3,112	4,061	4,056
Previous year	6,357	1,020	443	6,934	2,578	740	440	2,878	4,056	

[(1)] *Buildings include ₹ 250/- being the value of 5 shares of ₹ 50/- each in Mittal Towers Premises Co-operative Society Limited.*

[(2)] *Includes certain assets provided on operating lease to Infosys BPO, a subsidiary.*

[(3)] *During the years ended March 31, 2012 and March 31, 2011, certain assets which were old and not in use having gross book value of ₹ 559 crore and ₹ 440 crore respectively, (net book value nil) were retired.*

[(4)] *Includes computer equipment having gross book value of ₹ 10 crore (net book value ₹ 2 crore) transferred from Infosys Consulting Inc.*

Profit / (loss) on disposal of fixed assets during the year ended March 31, 2012 is ₹2 crore, (less than ₹1 crore for March 31, 2011).

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land-leasehold' under 'Tangible assets' in the financial statements. Additionally, certain land has been purchased for which though the Company has the possession certificates, the sale deeds are yet to be executed as at March 31, 2012.

Tangible assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2012 and *March 31, 2011* are as follows:

in ₹ crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	60	29	31
	60	*25*	*35*
Plant and machinery	3	3	–
	3	*2*	*1*
Computer equipment	1	1	–
	1	*1*	–
Furniture and fixtures	2	2	–
	1	*1*	–
Total	66	35	31
	65	*29*	*36*

The aggregate depreciation charged on the above assets during the year ended March 31, 2012 amounted to ₹6 crore (₹6 crore for the year ended March 31, 2011).

The rental income from Infosys BPO for the year ended March 31, 2012 amounted to ₹12 crore (₹17 crore for the year ended March 31, 2011).

2.9. Leases

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in ₹ crore

Particulars	Year ended March 31	
	2012	2011
Lease rentals recognized during the period	91	68

in ₹ crore

Lease obligations payable	As at March 31	
	2012	2011
Within one year of the Balance Sheet date	93	63
Due in a period between one year and five years	161	152
Due after five years	41	30

The operating lease arrangements, are renewable on a periodic basis and extend upto a maximum of 10 years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10. Investments

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2012	2011
Non-current investments		
Long-term investments – at cost		
Trade (unquoted) *(Refer to Note 2.10.1)*		
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Others (unquoted)		
Investments in equity instruments of subsidiaries		
Infosys BPO Limited [(1)]		
3,38,22,319 (3,38,22,319) equity shares of ₹10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	107	107
Infosys Technologies (Australia) Pty. Limited		
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Consulting Inc., U.S.		
Nil (5,50,00,000) common stock of US $1.00 par value, fully paid	–	243
Infosys Technologies S. de R. L. de C. V., Mexico		
14,99,99,990 (14,99,99,990) equity shares of MXN 1/- par value, fully paid-up	54	54
Infosys Technologies Sweden AB		
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Tecnologia do Brasil Ltda		
2,20,00,000 (1,45,16,997) shares of BRL 1.00 par value, fully paid	60	38
Infosys Technologies (Shanghai) Co. Limited	93	11
Infosys Consulting India Limited		
10,00,000 (Nil) equity shares of ₹10/- each, fully paid	1	–
Infosys Public Services Inc.		
1,00,00,000 (1,00,00,000) common stock of US $0.50 par value, fully paid	24	24
	1,064	1,202
	1,068	1,206
Current investments – at the lower of cost and fair value		
Others non-trade (unquoted)		
Liquid mutual fund units *(Refer to Note 2.10.2)*	5	–
Certificates of deposit *(Refer to Note 2.10.2)*	336	119
	341	119
Aggregate amount of unquoted investments	1,409	1,325
Aggregate amount of provision made for non-current investments	2	2

[(1)] *Investments include 4,76,250 (6,79,250) options of Infosys BPO Limited*

2.10.1. Details of investments

The details of non-current trade investments in equity instruments as at March 31, 2012 and March 31, 2011 is as follows :

in ₹ crore

Particulars	As at March 31,	
	2012	2011
OnMobile Systems Inc., (formerly Onscan Inc.) U.S.		
21,54,100 (21,54,100) common stock at US $0.4348 each, fully paid, par value US $0.001 each	4	4
Merasport Technologies Private Limited		
2,420 (2,420) equity shares at ₹8,052 each, fully paid, par value ₹10 each	2	2
	6	6
Less : Provision for investment	2	2
	4	4

2.10.2. Details of investments in liquid mutual fund units and certificates of deposit

The balances held in liquid mutual fund units as at March 31, 2012 are as follows :

Particulars	Units	Amount (in ₹crore)
JP Morgan India Liquid Fund – Super Institutional – Daily Dividend Reinvestment	49,97,115	5
	49,97,115	5

There are no investments in liquid mutual fund units as at March 31, 2011.

The balances held in certificates of deposit as at March 31, 2012 are as follows :

Particulars	Face value (₹)	Units	Amount (in ₹crore)
State Bank of Mysore	1,00,000	10,000	91
Union Bank of India	1,00,000	2,500	23
Andhra Bank	1,00,000	14,000	128
Corporation Bank	1,00,000	10,000	94
		36,500	336

The balances held in certificates of deposit as at March 31, 2011 are as follows :

Particulars	Face value (₹)	Units	Amount (in ₹crore)
State Bank of Hyderabad	1,00,000	7,500	71
Union Bank of India	1,00,000	5,000	48
		12,500	119

2.11. Long-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Unsecured, considered good		
Capital advances	433	250
Electricity and other deposits	26	30
Rental deposits	22	16
Other loans and advances		
Advance income taxes	929	924
Prepaid expenses	15	20
Loans and advances to employees		
Housing and other loans	6	4
	1,431	1,244

2.12. Other non-current assets

Particulars	As at March 31,	
	2012	2011
Others		
Advance to gratuity trust (*Refer to Note 2.28*)	13	–
	13	–

2.13. Trade receivables [(1)]

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Debts outstanding for a period exceeding six months		
Unsecured		
Considered doubtful	47	56
Less: Provision for doubtful debts	47	56
	–	–
Other debts		
Unsecured		
Considered good [(2)]	5,404	4,212
Considered doubtful	33	27
	5,437	4,239
Less : Provision for doubtful debts	33	27
	5,404	4,212
	5,404	4,212
(1) Includes dues from companies where directors are interested.	8	2
(2) Includes dues from subsidiaries (Refer to Note 2.25)	152	72

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.14. Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Cash on hand	–	–
Balances with banks		
In current and deposit accounts	18,057	13,665
Others		
Deposits with financial institutions	1,500	1,500
	19,557	15,165
Balances with banks in unpaid dividend accounts	2	3
Deposit accounts with more than 12 months maturity	379	606
Balances with banks held as margin money deposits against guarantees	117	92

Cash and cash equivalents as of March 31, 2012 and March 31, 2011 include restricted cash and bank balances of ₹119 crore and ₹95 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows :

in ₹ crore

Particulars	As at March 31,	
	2012	2011
In current accounts		
ANZ Bank, Taiwan	2	3
Bank of America, U.S.	566	274
Citibank N.A., Australia	68	61
Citibank N.A., Thailand	1	1
Citibank N.A., Japan	9	17
Citibank N.A., New Zealand	1	–
Deutsche Bank, Belgium	6	5
Deutsche Bank, Germany	12	5
Deutsche Bank, Netherlands	3	2
Deutsche Bank, France	4	3
Deutsche Bank, Switzerland	1	1
Deutsche Bank, Singapore	8	3
Deutsche Bank, U.K.	31	40
Deutsche Bank, Spain	1	1
HSBC Bank, U.K.	–	1
Nordbanken, Sweden	2	4
Royal Bank of Canada, Canada	5	23
Deustche Bank, India	8	11
Deustche Bank – EEFC (Euro account)	9	8
Deustche Bank – EEFC (U.S. Dollar account)	23	141
Deustche Bank – EEFC (Swiss Franc account)	2	2
ICICI Bank, India	13	18
ICICI Bank – EEFC (U.S. Dollar account)	14	14
Standard Chartered Bank, UAE	1	–
The Bank of Tokyo – Mitsubishi UFJ, Ltd., Japan	1	–
Punjab National Bank, India	1	–
	792	638
In deposit accounts		
Allahabad Bank	852	500
Andhra Bank	510	399
Axis Bank	746	476
Bank of Baroda	1,732	1,100
Bank of India	1,500	1,197
Bank of Maharashtra	475	488
Canara Bank	1,399	1,225
Central Bank of India	700	354
Corporation Bank	395	295
DBS Bank	40	–
Federal Bank	20	–
HDFC Bank	1,357	646
ICICI Bank	1,418	689
IDBI Bank	1,000	716
ING Vysya Bank	82	–
Indian Overseas Bank	600	500
Jammu and Kashmir Bank	25	12
Kotak Mahindra Bank	95	25
Oriental Bank of Commerce	700	578
Punjab National Bank	1,285	1,493
Ratnakar Bank	5	–
State Bank of Hyderabad	500	225
State Bank of India	–	386
State Bank of Mysore	249	354
South Indian Bank	25	25
Syndicate Bank	550	500
Union Bank of India	602	631
Vijaya Bank	153	95
Yes Bank	131	23
	17,146	12,932
In unpaid dividend accounts		
Citibank – Unclaimed dividend account	–	1
HDFC Bank – Unclaimed dividend account	1	1
ICICI Bank – Unclaimed dividend account	1	1
	2	3
In margin money deposits against guarantees		
Canara Bank	56	29
State Bank of India	61	63
	117	92
Deposits with financial institutions		
HDFC Limited	1,500	1,500
	1,500	1,500
Total cash and cash equivalents as per Balance Sheet	19,557	15,165

2.15. Short-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Unsecured, considered good		
Loans to subsidiary *(Refer to Note 2.25)*	–	32
Others		
Advances		
Prepaid expenses	38	32
For supply of goods and rendering of services	20	50
Withholding and other taxes receivable	654	516
Others [(1)]	14	10
	726	640
Restricted deposits *(Refer to Note 2.32)*	461	344
Unbilled revenues	1,766	1,158
Interest accrued but not due	31	14
Loans and advances to employees		
Housing and other loans	49	38
Salary advances	89	84
Electricity and other deposits	35	30
Rental deposits	6	2
Mark-to-market gain on forward and options contracts	–	63
	3,163	2,373
Unsecured, considered doubtful		
Loans and advances to employees	3	3
	3,166	2,376
Less : Provision for doubtful loans and advances to employees	3	3
	3,163	2,373
[(1)] *Includes dues from subsidiaries (Refer to Note 2.25)*	13	–

2.16. Income from software services and products

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Income from software services	29,755	24,146
Income from software products	1,499	1,239
	31,254	25,385

2.17. Other income

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Interest received on deposits with banks and others	1,696	1,068
Dividend received on investment in mutual fund units	24	18
Miscellaneous income, net	28	22
Gains / (losses) on foreign currency, net	81	39
	1,829	1,147

2.18. Expenses

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Employee benefit expenses		
Salaries and bonus including overseas staff expenses	15,019	11,994
Contribution to provident and other funds	405	410
Staff welfare	49	55
	15,473	12,459
Cost of technical sub-contractors		
Technical sub-contractors – subsidiaries	1,809	1,568
Technical sub-contractors – others	674	476
	2,483	2,044
Travel expenses		
Overseas travel expenses	845	688
Travel and conveyance	99	83
	944	771
Cost of software packages and others		
For own use	463	320
Third party items bought for service delivery to clients	162	139
	625	459
Communication expenses		
Telephone charges	150	130
Communication expenses	53	40
	203	170
Other expenses		
Office maintenance	232	188
Power and fuel	154	142
Brand building	82	70
Rent	91	68
Rates and taxes, excluding taxes on income	51	48
Repairs to building	41	44
Repairs to plant and machinery	37	33
Computer maintenance	46	33
Consumables	24	23
Insurance charges	25	24
Research grants	3	14
Marketing expenses	19	14
Commission charges	24	12
Printing and stationery	11	11
Professional membership and seminar participation fees	14	10
Postage and courier	9	9
Advertisements	4	6
Provision for post-sales client support and warranties	60	5
Commission to non-whole-time directors	8	5
Freight charges	1	1
Provision for bad and doubtful debts and advances	60	3
Books and periodicals	3	3
Auditor's remuneration		
Statutory audit fees	1	1
Bank charges and commission	2	1
Donations	26	1
	1,028	769

2.19. Tax expense

in ₹ crore

	Year ended March 31	
	2012	2011
Current taxes		
Income taxes	3,053	2,521
Deferred taxes	57	(143)
	3,110	2,378

Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks (STPs) and Special Economic Zones (SEZs). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20. Contingent liabilities and commitments (to the extent not provided for)

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Contingent liabilities:		
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	3	3
Claims against the Company, not acknowledged as debts [(1)]	72	271

Particulars	As at March 31,			
	2012		2011	
[Net of amount paid to statutory authorities ₹1,114 crore (₹469 crore)]				
Commitments :				
Estimated amount of unexecuted capital contracts (net of advances and deposits)		949		742
	in million	in ₹crore	in million	in ₹crore
Forward contracts outstanding				
In USD	677	3,445	500	2,230
In Euro	20	136	20	127
In GBP	20	163	10	72
In AUD	23	121	10	46
Options outstanding				
In USD	50	254	–	–
		4,119		2,475

(1) Claims against the Company not acknowledged as debts include demand from the Indian Income Tax Authorities for payment of additional tax of ₹1,088 crore (₹671 crore), including interest of ₹313 crore (₹177 crore) upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of the portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The Company is contesting the demand and the Management including its tax advisors believes that its position will likely be upheld in the appellate process. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is ₹1,081 crore (₹1,196 crore as at March 31, 2011).

The foreign exchange forward and option contracts mature between 1 to 12 months. The following table analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date:

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Not later than one month	304	413
Later than one month and not later than three months	650	590
Later than three months and not later than one year	3,165	1,472
	4,119	2,475

The Company recognized a loss on derivative financial instruments of ₹263 crore and gain on derivative financial instruments of ₹53 crore during the years ended March 31, 2012 and March 31, 2011, respectively, which is included in other income.

2.21. Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5(viii)(c) of general instructions for preparation of the Statement of Profit and Loss as per revised Schedule VI to the Companies Act, 1956.

2.22. Imports (valued on the cost, insurance and freight basis)

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Capital goods	180	161
Software packages	6	4
	186	165

2.23. Activity in foreign currency

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Earnings in foreign currency		
Income from software services and products	30,597	23,954
Interest received from banks and others	12	6
Dividend received from subsidiary	578	–
	31,187	23,960
Expenditure in foreign currency		
Overseas travel expenses (including visa charges)	702	535
Professional charges	354	159
Technical sub-contractors – subsidiaries	1,806	1,568
Overseas salaries and incentives	9,140	6,907
Other expenditure incurred overseas for software development	1,344	1,431
	13,346	10,600
Net earnings in foreign currency	17,841	13,360

2.24. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders, the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company's ADS. The depository bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted during the years ended March 31, 2012 and March 31, 2011 are as follows:

in ₹ crore

Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Year ended March 31,	
			2012	2011
Interim dividend for fiscal 2012	5	8,13,31,029	122	–
Interim and 30th year special dividend for fiscal 2011	4	10,87,18,147	–	435
Final dividend for fiscal 2011	4	8,74,37,368	175	–
Final dividend for fiscal 2010	7	10,68,22,614	–	160

2.25. Related party transactions

List of related parties:

Name of subsidiaries	Country	Holding as at March 31,	
		2012	2011
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting Inc. [1]	U.S.	–	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services Inc.	U.S.	100%	100%
Infosys BPO s.r.o. [2]	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o [2]	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited [2]	Thailand	–	–
Infosys Consulting India Limited [3]	India	100%	100%
McCamish Systems LLC [2]	U.S.	99.98%	99.98%
Portland Group Pty. Limited [2][4]	Australia	99.98%	–
Portland Procurement Services Pty. Limited [2][4]	Australia	99.98%	–

[1] On October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting Inc., have been transferred to Infosys Limited.

[2] Wholly-owned subsidiaries of Infosys BPO. During the year ended March 31, 2011, Infosys BPO (Thailand) Limited was liquidated.

[3] On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honorable High court of Karnataka for its merger with Infosys Limited.

[4] On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Ltd.

Infosys guarantees the performance of certain contracts entered into by its subsidiaries. The details of amounts due to or due from as at March 31, 2012 and March 31, 2011 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Short-term loans and advances		
Infosys China	–	23
Infosys Brasil	–	9
Trade receivables		
Infosys China	12	39
Infosys Australia	–	5
Infosys Mexico	–	1
Infosys Consulting	–	24
Infosys BPO (including subsidiaries)	9	3
Infosys Public Services	131	–
Other receivables		
Infosys Australia	1	–
Infosys BPO (including subsidiaries)	1	–
Infosys Public Services	11	–
Trade payables		
Infosys China	6	32
Infosys Australia	52	–
Infosys BPO (including subsidiaries)	2	3
Infosys Consulting	–	17
Infosys Consulting India	–	1
Infosys Mexico	–	1
Infosys Sweden	1	1
Other payables		
Infosys Australia	2	–
Infosys BPO (including subsidiaries)	8	–
Infosys Consulting India	2	–
Infosys Public Services	17	–
Deposit given for shared services		
Infosys BPO (including subsidiaries)	3	–
Deposit taken for shared services		
Infosys BPO	7	7

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the years ended March 31, 2012 and March 31, 2011 are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Capital transactions:		
Financing transactions		
Infosys Shanghai	82	11
Infosys Mexico	–	14
Infosys Brasil	22	10
Infosys China	–	42
Infosys Consulting India	1	–
Loans		
Infosys Brasil	(10)	9
Infosys China	(25)	(23)
Revenue transactions:		
Purchase of services		
Infosys Australia	1,333	889
Infosys China	263	240
Infosys Consulting	146	353
Infosys Consulting India	2	5
Infosys BPO (including subsidiaries)	27	17
Infosys Sweden	10	12
Infosys Mexico	27	49
Infosys Brasil	1	3
Purchase of shared services including facilities and personnel		
Infosys Consulting (including subsidiaries)	2	–
Infosys BPO (including subsidiaries)	101	114
Interest income		
Infosys China	1	2
Infosys Brasil	1	–
Sale of services		
Infosys Australia	14	33
Infosys China	8	6
Infosys Brasil	1	–
Infosys Mexico	5	–
Infosys BPO (including subsidiaries)	34	21
Infosys Consulting	43	73
Infosys Public Services	171	–
Sale of shared services including facilities and personnel		
Infosys BPO (including subsidiaries)	57	78
Infosys Consulting	21	4
Dividend income		
Infosys Australia	578	–

During the year ended March 31, 2012, an amount of ₹20 crore (nil for the year ended March 31, 2011) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the year ended March 31, 2012, an amount of nil (₹ 12 crore for the year ended March 31, 2011 respectively) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

The following table describes the compensation to key managerial personnel which comprise directors and members of the Executive Council :

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Salaries and other employee benefits	45	33

2.26. Research and development expenditure

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Capital	5	6
Revenue	655	521

2.27. Segment reporting

The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Company reorganized its business to increase its client focus. Consequent to the internal reorganization, there were changes effected in the reportable segments based on the 'Management approach', as laid down in AS 17, Segment reporting. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, manufacturing enterprises (MFG), enterprises in the energy, utilities and telecommunication services (ECS) and retail, logistics, consumer packaged goods, life sciences and health care enterprises (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the U.S., Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the U.K., and the Rest of the World comprises all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Company.

Fixed assets used in the Company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

For the years ended March 31, 2012 and ***March 31, 2011***:

in ₹ crore

Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	11,172	6,117	6,572	7,393	31,254
	9,293	*4,686*	*5,948*	*5,458*	*25,385*
Identifiable operating expenses	5,162	2,789	3,018	3,148	14,117
	4,210	*2,107*	*2,844*	*2,385*	*11,546*
Allocated expenses	2,475	1,402	1,504	1,695	7,076
	1,971	*1,009*	*1,275*	*1,170*	*5,425*
Segmental operating income	3,535	1,926	2,050	2,550	10,061
	3,112	*1,570*	*1,829*	*1,903*	*8,414*
Unallocable expenses					794
					740
Other income, net					1,829
					1,147
Profit before taxes and exceptional item					11,096
					8,821
Tax expense					3,110
					2,378
Profit after taxes before exceptional item					7,986
					6,443
Exceptional item – Dividend income, net of taxes					484
					–
Profit after taxes and exceptional item					8,470
					6,443

Geographic segments

For the years ended March 31, 2012 and ***March 31, 2011***:

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	20,346	6,614	740	3,554	31,254
	16,815	***5,252***	***594***	***2,724***	***25,385***
Identifiable operating expenses	8,869	2,995	368	1,885	14,117
	7,521	***2,311***	***286***	***1,428***	***11,546***
Allocated expenses	4,659	1,496	153	768	7,076
	3,610	***1,120***	***122***	***573***	***5,425***
Segmental operating income	6,818	2,123	219	901	10,061
	5,684	***1,821***	***186***	***723***	***8,414***
Unallocable expenses					794
					740
Other income, net					1,829
					1,147
Profit before taxes and exceptional item					11,096
					8,821
Tax expense					3,110
					2,378
Profit after taxes before exceptional item					7,986
					6,443
Exceptional item – Dividend income, net of taxes					484
					–
Profit after taxes and exceptional item					8,470
					6,443

2.28. Gratuity Plan

The following table sets out the status of the Gratuity Plan as required under AS 15. Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets:

in ₹ crore

Particulars	As at March 31,				
	2012	2011	2010	2009	2008
Obligations at year beginning	459	308	256	217	221
Transfer of obligation	–	–	(2)	–	–
Service cost	143	171	72	47	47
Interest cost	37	24	19	15	16
Actuarial (gain) / loss	(6)	15	(4)	–	(9)
Benefits paid	(64)	(59)	(33)	(23)	(21)
Amendment in benefit plans	–	–	–	–	(37)
Obligations at year / period end	569	459	308	256	217

Defined benefit obligation liability as at the Balance Sheet date is fully funded by the Company.

Change in plan assets

Particulars	As at March 31,				
	2012	2011	2010	2009	2008
Plan assets at year beginning, at fair value	459	310	256	229	221
Expected return on plan assets	47	34	24	16	18
Actuarial gain	–	1	1	5	2
Contributions	140	173	62	29	9
Benefits paid	(64)	(59)	(33)	(23)	(21)
Plan assets at year / period end, at fair value	582	459	310	256	229

Reconciliation of present value of the obligation and the fair value of the plan assets:

Particulars	As at March 31,				
	2012	2011	2010	2009	2008
Fair value of plan assets at the end of the year / period	582	459	310	256	229
Present value of the defined benefit obligations at the end of the year	569	459	308	256	217
Asset recognized in the Balance Sheet	13	–	2	–	12
Assumptions					
Interest rate (%)	8.57	7.98	7.82	7.01	7.92
Estimated rate of return on plan assets (%)	9.45	9.36	9.00	7.01	7.92
Weighted expected rate of salary increase (%)	7.27	7.27	7.27	5.10	5.10

Net gratuity cost for the years ended March 31, 2012 and March 31, 2011 comprises of the following components :

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Gratuity cost for the year		
Service cost	143	171
Interest cost	37	24
Expected return on plan assets	(47)	(34)
Actuarial (gain) / loss	(6)	14
Plan amendment amortization	(4)	(4)
Net gratuity cost	123	171
Actual return on plan assets	47	35

Gratuity cost, as disclosed above, is included under employee benefit expenses and is segregated between software development expenses, selling and marketing expenses, and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of ₹2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited.

As at March 31, 2012 and March 31, 2011, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute approximately ₹125 crore to the gratuity trust during the fiscal 2013.

Effective July 1, 2007, the Company revised the employee death benefits provided under the Gratuity Plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the Gratuity Plan reduced by ₹37 crore, which is being amortized on a straight-line basis to the Statement of Profit and Loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2012 and March 31, 2011 amounted to ₹18 crore and ₹22 crore, respectively and disclosed under 'Other long-term liabilities and other current liabilities'.

2.29. Provident fund

The Company contributed ₹214 crore towards provident fund during the year ended March 31, 2012 (₹179 crore during the year ended March 31, 2011).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the following assumptions there is no shortfall as at March 31, 2012, 2011, 2010, 2009 and 2009, respectively.

The details of fund and plan asset position are as follows :

in ₹ crore

Particulars	As at March 31,				
	2012	2011	2010	2009	2008
Plan assets at period end, at fair value	1,816	1,579	1,295	997	743
Present value of benefit obligation at period end	1,816	1,579	1,295	997	743
Asset recognized in Balance Sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the deterministic approach :

Particulars	As at March 31,				
	2012	2011	2010	2009	2008
Government of India (GOI) bond yield	8.57%	7.98%	7.83%	7.01%	7.96%
Remaining term of maturity	8 years	7 years	7 years	6 years	6 years
Expected guaranteed interest rate	8.25%	9.50%	8.50%	8.50%	8.50%

2.30. Superannuation

The Company contributed ₹63 crore to the superannuation trust during the year ended March 31, 2012 (₹57 crore during the year ended March 31, 2011).

2.31. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2012	2011
Number of shares considered as basic weighted average shares outstanding	57,41,99,094	57,40,13,650
Add : Effect of dilutive issues of shares / stock options	30,648	1,88,308
Number of shares considered as weighted average shares and potential shares outstanding	57,42,29,742	57,42,01,958

2.32. Restricted deposits

Deposits with financial institutions as at March 31, 2012 include ₹461 crore (₹344 crore as at March 31, 2011) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

2.33. Dues to micro, small and medium enterprises

The Company has no dues to micro, small and medium enterprises during the years ended March 31, 2012 and March 31, 2011, and as at March 31, 2012 and March 31, 2011.

2.34. Exceptional item

During the quarter and year ended March 31, 2012, the Company received dividend of ₹484 crore, net of taxes of ₹94 crore from its wholly-owned subsidiary Infosys Australia Limited.

2.35. Schedules to Cash Flow Statements

2.35.1. Change in trade receivables

in ₹ crore, except as otherwise stated

Particulars	Year ended March 31,	
	2012	2011
As per the Balance Sheet	5,404	4,212
Less : Trade receivables taken over from Infosys Consulting Inc., U.S. pursuant to transfer of assets and liabilities, effective January 2012	12	–
Less : Opening balance considered	4,212	3,244
	1,180	968

2.35.2. Change in loans and advances and other assets

in ₹ crore, except as otherwise stated

Particulars	Year ended March 31,	
	2012	2011
As per the Balance Sheet (current and non current) [1]	4,605	3,617
Less : Gratuity obligation – unamortized amount relating to plan amendment [2]	18	22
Interest accrued but not due	31	14
Loan to subsidiary	–	32
Advance income taxes	929	924
Capital advance	433	250
	3,194	2,375
Less : Opening balance considered	2,375	1,671
	819	704

[1] *Excludes loans and advances and other assets of ₹ 2 crore taken over from Infosys Consulting Inc., U.S., pursuant to transfer of assets and liabilities, effective January 2012.*

[2] *Refer to Note 2.28*

2.35.3. Change in liabilities and provisions

in ₹ crore, except as otherwise stated

Particulars	Year ended March 31,	
	2012	2011
As per the Balance Sheet (current and non current) [1]	6,050	4,353
Less : Unpaid dividend	2	3
Retention monies	42	21
Gratuity obligation – unamortized amount relating to plan amendment	18	22
Provisions separately considered in Cash Flow Statement		
Income taxes	967	756
Proposed dividend	1,837	1,149
Tax on dividend	298	187
	2,886	2,215
Less : Opening balance considered	2,215	1,981
	671	234

[1] *Excludes trade payables of ₹ 8 crore taken over from Infosys Consulting Inc., U.S., pursuant to transfer of assets and liabilities, effective January 2012.*

2.35.4. Income taxes paid

in ₹ crore, except as otherwise stated

Particulars	Year ended March 31,	
	2012	2011
Charge as per the Statement of Profit and Loss	3,110	2,378
Add / (Less) : Increase / (Decrease) in advance income taxes [1]	(1)	283
Increase / (Decrease) in deferred taxes [2][3]	(57)	143
Income tax benefit arising from exercise of stock options	(1)	(11)
(Increase) / Decrease in income tax provision[4]	(207)	(37)
	2,844	2,756

[1] *Excludes advance taxes ₹ 6 crore taken over from Infosys Consulting Inc., U.S. pursuant to transfer of assets and liabilities effective January 2012.*

[2] *Excludes exchange difference of ₹ 22 crore and ₹ 6 crore for the years ended March 31, 2012 and March 31, 2011, respectively.*

[3] *Excludes deferred tax asset of ₹ 38 crore taken over from Infosys Consulting Inc., U.S., pursuant to transfer of assets and liabilities, effective January 2012.*

[4] *Excludes provision for taxes of ₹ 4 crore taken over from Infosys Consulting Inc., U.S., pursuant to transfer of assets and liabilities, effective January 2012.*

2.35.5. Payment towards capital expenditure

in ₹ crore, except as otherwise stated

Particulars	Year ended March 31,	
	2012	2011
As per the Balance Sheet [1][2]	797	1,017
Less : Profit on sale of tangible assets	2	–
Less : Opening capital work-in-progress	249	228
Add : Closing capital work-in-progress	588	249
Add : Opening retention monies	21	66
Less : Closing retention monies	42	21
Add : Closing capital advance	433	250
Less : Opening capital advance	250	181
	1,296	1,152

[1] *Net of ₹ 3 crore movement in land from leasehold to freehold on acquisition for the year ended March 31, 2011.*

[2] *Net of assets having gross book value of ₹ 10 crore (net book value ₹ 2 crore) taken over from Infosys Consulting Inc., U.S., pursuant to transfer of assets and liabilities, effective January 2012.*

2.35.6. Investments in subsidiaries [1]

in ₹ crore, except as otherwise stated

Particulars	Year ended March 31,	
	2012	2011
As per the Balance Sheet [2]	1,063	1,202
Less : Opening balance considered [3]	959	1,125
	104	77

[1] *Refer to Note 2.25 for investment made in subsidiaries*

[2] *Excludes investment in Infosys Consulting India Limited of ₹ 1 crore taken over from Infosys Consulting Inc.,U.S., pursuant to transfer of assets and liabilities, effective January 2012.*

[3] *Excludes investment of ₹ 243 crore as of March 31, 2011 in Infosys Consulting Inc., U.S., pursuant to transfer of assets and liabilities, effective January 2012.*

2.35.7. Investment / (disposal) of other investments

in ₹ crore, except as otherwise stated

Particulars	Year ended March 31,	
	2012	2011
Opening balance considered	119	3,497
Less : Closing balance	341	119
	(222)	3,378

2.35.8. Interest and dividend received

in ₹ crore, except as otherwise stated

Particulars	Year ended March 31,	
	2012	2011
Interest and dividend income as per the Statement of Profit and Loss	1,720	1,086
Add : Opening interest accrued but not due on certificate of deposits and bank deposits	14	14
Less : Closing interest accrued but not due on certificate of deposits and bank deposits and subsidiary loan	31	14
	1,703	1,086

2.35.9. Loan given to subsidiaries

in ₹ crore, except as otherwise stated

Particulars	Year ended March 31,	
	2012	2011
Closing balance	–	32
Less : Increase in loan balance due to exchange difference	3	–
Less : Opening balance	32	46
	(35)	(14)

2.36. Function-wise classification of the Statement of Profit and Loss

in ₹ crore

	Year ended March 31,	
	2012	2011
Income from software services and products	31,254	25,385
Software development expenses	17,835	14,267
GROSS PROFIT	13,419	11,118
Selling and marketing expenses	1,453	1,219
General and administration expenses	1,905	1,485
	3,358	2,704
OPERATING PROFIT BEFORE DEPRECIATION	10,061	8,414
Depreciation and amortization	794	740
OPERATING PROFIT	9,267	7,674
Other income	1,829	1,147
PROFIT BEFORE TAX AND EXCEPTIONAL ITEM	11,096	8,821
Tax expense :		
Current tax	3,053	2,521
Deferred tax	57	(143)
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM	7,986	6,443
Dividend income, net of taxes	484	–
PROFIT AFTER TAX AND EXCEPTIONAL ITEM	8,470	6,443

2.37. Details of rounded off amounts

The financial statements are presented in ₹crore. Those items which are required to be disclosed and which were not presented in the financial statement due to rounding off to the nearest ₹crore are given as follows :

Balance Sheet items

in ₹ crore

Description	Note	As at March 31,	
		2012	2011
Fixed assets – vehicles	2.8		
Deletion during the period		0.47	0.08
Depreciation on deletions		0.47	0.08
Investments	2.10		
Investment in Infosys Sweden		0.06	0.06

Profit and Loss items

in ₹ crore

Description	Note	Year ended March 31,	
		2012	2011
Additional dividend	Profit and Loss	0.02	–
Additional dividend tax		–	–
Auditor's remuneration	2.18		
Certification charges		0.07	0.06
Out-of-pocket expenses		0.05	0.04

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Director and Chief Financial Officer

Ann M. Fudge
Director

Ashok Vemuri
Director

David L. Boyles
Director

Deepak M. Satwalekar
Director

Prof. Jeffrey S. Lehman
Director

Dr. Omkar Goswami
Director

Ravi Venkatesan
Director

R. Seshasayee
Director

Bangalore
April 13, 2012

Sridar A. Iyengar
Director

Srinath Batni
Director

B. G. Srinivas
Director

K. Parvatheesam
Company Secretary

Independent auditors' report

To the Board of Directors of Infosys Limited
(formerly Infosys Technologies Limited)

We have audited the accompanying consolidated financial statements of Infosys Limited ('the Company') and its subsidiaries, which comprise the Consolidated Balance Sheet as at March 31, 2012, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Changes in Equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with the International Financial Reporting Standards as issued by International Accounting Standards Board ('IFRS'). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with IFRS:

(a) in the case of the Consolidated Balance Sheet, of the financial position of the Company as at March 31, 2012;
(b) in the case of the Consolidated Statement of Comprehensive Income, of the financial performance for year ended on that date;
(c) in the case of the Consolidated Statement of Changes in Equity, of the changes in equity for the year ended on that date; and
(d) in the case of the Consolidated Statement of Cash Flows, of the cash flows for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm's registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
April 13, 2012

Consolidated Balance Sheet

in ₹ crore except share data

Particulars	Note	As at March 31, 2012	As at March 31, 2011
ASSETS			
Current assets			
Cash and cash equivalents	2.1	20,591	16,666
Available-for-sale financial assets	2.2	32	21
Investment in certificates of deposit		345	123
Trade receivables		5,882	4,653
Unbilled revenue		1,873	1,243
Derivative financial instruments	2.7	–	66
Prepayments and other current assets	2.4	1,523	917
Total current assets		30,246	23,689
Non-current assets			
Property, plant and equipment	2.5	5,409	4,844
Goodwill	2.6	993	825
Intangible assets	2.6	173	48
Available-for-sale financial assets	2.2	12	23
Deferred income tax assets	2.17	316	378
Income tax assets	2.17	1,037	993
Other non-current assets	2.4	162	463
Total non-current assets		8,102	7,574
Total assets		38,348	31,263
LIABILITIES AND EQUITY			
Current liabilities			
Trade payables		23	44
Derivative financial instruments	2.7	42	–
Current income tax liabilities	2.17	1,054	817
Client deposits		15	22
Unearned revenue		545	518
Employee benefit obligations	2.8	498	140
Provisions	2.9	133	88
Other current liabilities	2.10	2,456	2,012
Total current liabilities		4,766	3,641
Non-current liabilities			
Deferred income tax liabilities	2.17	12	–
Employee benefit obligations	2.8	–	259
Other non-current liabilities	2.10	109	60
Total liabilities		4,887	3,960
Equity			
Share capital – ₹5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,13,96,401 and 57,13,17,959, net of 28,33,600 treasury shares each, as of March 31, 2012 and March 31, 2011, respectively		286	286
Share premium		3,089	3,082
Retained earnings		29,816	23,826
Other components of equity		270	109
Total equity attributable to equity holders of the Company		33,461	27,303
Non-controlling interests		–	–
Total equity		33,461	27,303
Total liabilities and equity		38,348	31,263

Note: The accompanying notes form an integral part of the consolidated financial statements.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Director and Chief Financial Officer

Ann M. Fudge
Director

Ashok Vemuri
Director

David L. Boyles
Director

Deepak M. Satwalekar
Director

Prof. Jeffrey S. Lehman
Director

Dr. Omkar Goswami
Director

Ravi Venkatesan
Director

R. Seshasayee
Director

Bangalore
April 13, 2012

Sridar A. Iyengar
Director

Srinath Batni
Director

B. G. Srinivas
Director

K. Parvatheesam
Company Secretary

Consolidated statements of comprehensive income

in ₹ crore except share data

Particulars	Note	Year ended March 31,	
		2012	2011
Revenues		33,734	27,501
Cost of sales	2.11	19,808	15,916
Gross profit		13,926	11,585
Operating expenses :			
Selling and marketing expenses	2.11	1,757	1,512
Administrative expenses	2.11	2,390	1,971
Total operating expenses		4,147	3,483
Operating profit		9,779	8,102
Other income, net	2.14	1,904	1,211
Profit before income taxes		11,683	9,313
Income tax expense	2.17	3,367	2,490
Net profit		8,316	6,823
Other comprehensive income :			
Fair value changes on available-for-sale financial asset, net of tax effect (*Refer to Note 2.2 and 2.17*)		(8)	(12)
Exchange differences on translating foreign operations		169	49
Total other comprehensive income		161	37
Total comprehensive income		8,477	6,860
Profit attributable to :			
Owners of the Company		8,316	6,823
Non-controlling interest		–	–
		8,316	6,823
Total comprehensive income attributable to :			
Owners of the Company		8,477	6,860
Non-controlling interest		–	–
		8,477	6,860
Earnings per equity share :			
Basic (₹)		145.55	119.45
Diluted (₹)		145.54	119.41
Weighted average equity shares used in computing earnings per equity share :	2.18		
Basic		57,13,65,494	57,11,80,050
Diluted		57,13,96,142	57,13,68,358

Note : The accompanying notes form an integral part of the consolidated financial statements.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Director and Chief Financial Officer

Ann M. Fudge
Director

Ashok Vemuri
Director

David L. Boyles
Director

Deepak M. Satwalekar
Director

Prof. Jeffrey S. Lehman
Director

Dr. Omkar Goswami
Director

Ravi Venkatesan
Director

R. Seshasayee
Director

Bangalore
April 13, 2012

Sridar A. Iyengar
Director

Srinath Batni
Director

B. G. Srinivas
Director

K. Parvatheesam
Company Secretary

Consolidated statements of changes in equity

in ₹ crore except share data

Particulars	Shares [(1)]	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the Company
Balance as of April 1, 2010	57,09,91,592	286	3,047	20,668	72	24,073
Changes in equity for the year ended March 31, 2011						
Shares issued on exercise of employee stock options	3,26,367	–	24	–	–	24
Income tax benefit arising on exercise of share options	–	–	11	–	–	11
Dividends (including corporate dividend tax)	–	–	–	(3,665)	–	(3,665)
Fair value changes on available-for-sale financial assets, net of tax effect	–	–	–	–	(12)	(12)
Net profit	–	–	–	6,823	–	6,823
Exchange differences on translating foreign operations	–	–	–	–	49	49
Balance as of March 31, 2011	57,13,17,959	286	3,082	23,826	109	27,303
Changes in equity for the year ended March 31, 2012						
Shares issued on exercise of employee stock options	78,442	–	6	–	–	6
Income tax benefit arising on exercise of share options	–	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(2,326)	–	(2,326)
Fair value changes on available-for-sale financial assets, net of tax effect (*Refer to Note 2.2*)	–	–	–	–	(8)	(8)
Net profit	–	–	–	8,316	–	8,316
Exchange differences on translating foreign operations	–	–	–	–	169	169
Balance as of March 31, 2012	57,13,96,401	286	3,089	29,816	270	33,461

Note: The accompanying notes form an integral part of the consolidated financial statements.
[(1)] Excludes treasury shares of 28,33,600 held by consolidated trust.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Director and Chief Financial Officer

Ann M. Fudge
Director

Ashok Vemuri
Director

David L. Boyles
Director

Deepak M. Satwalekar
Director

Prof. Jeffrey S. Lehman
Director

Dr. Omkar Goswami
Director

Ravi Venkatesan
Director

R. Seshasayee
Director

Bangalore
April 13, 2012

Sridar A. Iyengar
Director

Srinath Batni
Director

B. G. Srinivas
Director

K. Parvatheesam
Company Secretary

Consolidated statements of cash flows

in ₹ crore

Particulars	Note	Year ended March 31,	
		2012	2011
Operating activities :			
Net profit		8,316	6,823
Adjustments to reconcile net profit to net cash provided by operating activities :			
Depreciation and amortization	2.5 and 2.6	937	862
Income tax expense	2.17	3,367	2,490
Income on available-for-sale financial assets and certificates of deposits		(40)	(101)
Profit on sale of property, plant and equipment		(2)	–
Effect of exchange rate changes assets and liabilities		31	–
Other non-cash item		7	4
Changes in working capital			
Trade receivables		(1,181)	(1,158)
Prepayments and other assets		(59)	(236)
Unbilled revenue		(629)	(401)
Trade payables		(24)	34
Client deposits		(7)	13
Unearned revenue		26	(14)
Other liabilities and provisions		587	447
Cash generated from operations		11,329	8,763
Income taxes paid	2.17	(3,117)	(2,856)
Net cash provided by operating activities		8,212	5,907
Investing activities :			
Payment for acquisition of business, net of cash acquired		(199)	(2)
Payment for acquisition of intellectual property rights	2.6	(90)	–
Expenditure on property, plant and equipment, including changes in retention money	2.5 and 2.10	(1,442)	(1,300)
Loans to employees		(24)	(31)
Deposits placed with corporation		(112)	(100)
Income on available-for-sale financial assets		27	21
Investment in certificates of deposit		(360)	(840)
Redemption of certificates of deposit		150	1,985
Investment in available-for-sale financial assets		(5,970)	(1,932)
Redemption of available-for-sale financial assets		5,959	4,430
Net cash provided by / (used in) investing activities		(2,061)	2,231
Financing activities :			
Proceeds from issuance of common stock on exercise of employee stock options		6	24
Payment of dividends		(2,000)	(3,141)
Payment of dividend tax		(327)	(524)
Net cash used in financing activities		(2,321)	(3,641)
Effect of exchange rate changes on cash and cash equivalents		95	58
Net increase / (decrease) in cash and cash equivalents		3,830	4,497
Cash and cash equivalents at the beginning	2.1	16,666	12,111
Cash and cash equivalents at the end	2.1	20,591	16,666
Supplementary information :			
Restricted cash balance	2.1	268	108

Note : The accompanying notes form an integral part of the consolidated financial statements.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Director and Chief Financial Officer

Ann M. Fudge
Director

Ashok Vemuri
Director

David L. Boyles
Director

Deepak M. Satwalekar
Director

Prof. Jeffrey S. Lehman
Director

Dr. Omkar Goswami
Director

Ravi Venkatesan
Director

R. Seshasayee
Director

Bangalore
April 13, 2012

Sridar A. Iyengar
Director

Srinath Batni
Director

B. G. Srinivas
Director

K. Parvatheesam
Company Secretary

Notes to the consolidated financial statements

1. Company overview and significant accounting policies

1.1. Company overview

Infosys Limited ('Infosys' or 'the Company'), along with its controlled trusts, majority owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited. ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB ('Infosys Sweden'), Infosys Tecnologia do Brasil Ltda ('Infosys Brasil'), Infosys Public Services Inc. ('Infosys Public Services') and Infosys Technologies (Shanghai) Co. Limited ('Infosys Shanghai'), is a leading global technology services company. The Infosys group of companies ('the Group') provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Group offers software products for the banking industry.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The Company has its primary listing on the Bombay Stock Exchange and National Stock Exchange in India. The Company's American Depositary Shares representing equity shares are also listed on NASDAQ Global Select Market. The Company's consolidated financial statements were authorized for issuance by the Company's Board of Directors on April 13, 2012.

1.2. Basis of preparation of financial statements

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

1.3. Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commencement until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4. Use of estimates

The preparation of the financial statements in conformity with IFRS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period.

Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5. Critical accounting estimates

Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions. Also refer to Note 2.17.

Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.6. Revenue recognition

The Company derives revenues primarily from software-related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements : license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts / incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Statement of Comprehensive Income.

1.7. Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method.

The estimated useful lives of assets for current and comparative periods are as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date and the cost of assets not put to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the Statement of Comprehensive Income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the Statement of Comprehensive Income. Assets to be disposed of are reported at the lower of the carrying value or the fair value less cost to sell.

1.8. Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders' fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9. Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the Statement of Comprehensive Income. Goodwill is measured at cost less accumulated impairment losses.

1.10. Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairments. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11. Financial instruments

The financial instruments of the Group are classified in the following categories : non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

Non-derivative financial instruments

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the Balance Sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit are a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is de-recognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the Statement of Comprehensive Income. These are presented as current assets unless the Management intends to dispose of the assets after 12 months from the Balance Sheet date.

Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss

This category has two sub-categories wherein financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short- term. Derivatives are categorized as held for trading unless they are designated as hedges.

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the Company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments : Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss. Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Comprehensive Income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resultant exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

Share capital and treasury shares

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are canceled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from retained earnings.

1.12. Impairment

Financial assets

The Group assesses at each Balance Sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the Statement of Comprehensive Income.

Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the Statement of Comprehensive Income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the Statement of Comprehensive Income upon impairment.

Non-financial assets

Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, the goodwill acquired in a business combination is allocated to the group's Cash Generating Units (CGU), which are expected to benefit from the association of the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Statement of Comprehensive Income and is not reversed in the subsequent period.

Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount, which is the higher of the fair value less cost to sell and the value-in-use, is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the Statement of Comprehensive Income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available-for-sale financial assets that are equity securities is recognized in net profit in the Statement of Comprehensive Income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13. Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted Cash Flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments, the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost, less impairment.

1.14. Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Post-sales client support

The Company provides its clients with a fixed-period post-sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15. Foreign currency

Functional currency

The functional currency of Infosys Limited, Infosys BPO Limited and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services and Infosys Shanghai are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals 10 million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Comprehensive Income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and Cash Flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the Company is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and Cash Flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed of, in part or in full, the relevant amount is transferred to net profit in the Statement of Comprehensive Income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

1.16. Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17. Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Comprehensive Income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18. Employee benefits

1.18.1. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees.

The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust ('the Trust'). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in a scheme with Life Insurance Corporation as permitted by the law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability, respectively, in accordance with IAS 19, Employee Benefits. The discount rate is based on the government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to net profit in the Statement of Comprehensive Income in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2. Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible to avail the superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Certain employees of Infosys Australia are also eligible for superannuation benefit. Infosys Australia has no further obligations to the superannuation plan beyond its monthly contribution.

1.18.3. Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The Trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the Trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Company has no further obligation to the plan beyond its monthly contributions.

1.18.4 . Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19. Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the Company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.20. Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

1.21. Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22. Other income

Other income is comprised primarily of interest income and dividend income. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23. Leases

Leases under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight-line basis in net profit in the Statement of Comprehensive Income over the lease term.

1.24. Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in net profit in the Statement of Comprehensive Income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Statement of Comprehensive Income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25. Recent accounting pronouncements

1.25.1. Standards issued but not yet effective

IFRS 9 : Financial Instruments – In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments : Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted.

IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition and on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be re-classified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity's own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity's own credit risk in the other comprehensive income. The Company is required to adopt IFRS 9 by accounting year commencing April 1, 2015. The Company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

IFRS 10 : Consolidated Financial Statements, IFRS 11 : Joint Arrangements and IFRS 12 : Disclosure of Interests in Other Entities – In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 : Consolidated Financial Statements – This builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for the determination of control in cases of ambiguity such as franchisor-franchisee relationship, de facto agent, silos and potential voting rights.

IFRS 11 : Joint Arrangements – This determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

IFRS 12 : Disclosure of Interests in Other Entities – This is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off Balance Sheet vehicles. A major requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining :

- Whether it has control, joint control or significant influence over another entity; and
- the type of joint arrangement when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term 'structured entity' by replacing 'Special Purpose Entities' and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

The Company will be adopting IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. The Company is currently evaluating the requirements of IFRS 10, IFRS 11 and IFRS 12, and has not yet determined the impact on the consolidated financial statements.

IFRS 13 : Fair Value Measurement – In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company is required to adopt IFRS 13 by accounting year commencing April 1, 2013 and is currently evaluating the requirements of IFRS 13, and has not yet determined the impact on the consolidated financial statements.

IAS 1 (Amended) : Presentation of Financial Statements – In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1 Presentation of Financial Statements, require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be re-classified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The Company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The Company has evaluated the requirements of IAS 1 (Amended) and the Company does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.

IAS 19 (Amended) Employee Benefits : In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

The amendments need to be adopted retrospectively. The Company is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. The Company is currently evaluating the requirements of IAS 19 (Amended) and has not yet determined the impact on the consolidated financial statements.

2. Notes to the consolidated financial statements

2.1. Cash and cash equivalents

Cash and cash equivalents consist of the following :

in ₹ crore

Particulars	As of March 31,	
	2012	2011
Cash and bank deposits	19,059	15,095
Deposits with corporations	1,532	1,571
	20,591	16,666

Cash and cash equivalents as of March 31, 2012 and March 31, 2011 include restricted cash and bank balances of ₹ 268 crore and ₹ 108 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, and bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal. The following table provides details of cash and cash equivalents :

in ₹ crore

Particulars	As of March 31,	
	2012	2011
Current Accounts		
ABN Amro Bank, China	41	17
ABN Amro Bank, China (U.S. Dollar account)	2	24
ANZ Bank, Taiwan	2	3
Bank of America, Mexico	5	4
Bank of America, U.S.	598	296
Banamex, Mexico	1	2
Citibank N.A., Australia	89	61
Citibank N.A., Brazil	7	5
Citibank N.A., China	2	–
Citibank N.A., China (U.S. Dollar account)	12	11
Citibank N.A., Czech Republic (U.S. Dollar account)	1	–
Citibank N.A., Czech Republic (Euro account)	4	–
Citibank N.A., Czech Republic	1	1
Citibank N.A., New Zealand	7	2
Citibank N.A., Japan	9	17
Citibank N.A., India	1	2
Citibank N.A., India, Unclaimed dividend account	–	1
Citibank N.A., Thailand	1	1
Deustche Bank, India	10	12
Deutsche Bank, Czech Republic	1	1
Deutsche Bank, Czech Republic (U.S. Dollar account)	2	–
Deutsche Bank, Czech Republic (Euro account)	1	–
Deutsche Bank, Belgium	6	5
Deutsche Bank, France	4	3
Deutsche Bank, Germany	12	5
Deutsche Bank, Netherlands	3	2

in ₹ crore

Particulars	As of March 31,	
	2012	2011
Deustche Bank, Philippines	–	1
Deustche Bank, Philippines (U.S. Dollar account)	3	1
Deustche Bank, Poland	1	1
Deustche Bank, Poland (Euro account)	1	2
Deutsche Bank, Spain	1	1
Deutsche Bank, Singapore	8	3
Deutsche Bank, Switzerland	1	1
Deutsche Bank, U.K.	32	40
Deustche Bank – EEFC (Euro account)	9	8
Deustche Bank – EEFC (Swiss Franc account)	2	2
Deustche Bank – EEFC (U.S. Dollar account)	23	143
HSBC Bank, U.K.	–	10
HDFC Bank – Unclaimed dividend account	1	1
ICICI Bank, India	20	32
ICICI Bank, U.K.	2	1
ICICI Bank – EEFC (U.K. Pound Sterling account)	1	1
ICICI Bank – EEFC (U.S. Dollar account)	32	22
ICICI Bank – Unclaimed dividend account	1	1
National Australia Bank Limited, Australia	3	1
Nordbanken, Sweden	3	5
Punjab National Bank, India	1	–
Royal Bank of Canada, Canada	5	23
State Bank of India	1	–
Shanghai Pudong Development Bank, China	–	2
Standard Chartered Bank, UAE	1	–
The Bank of Tokyo – Mitsubishi UFJ Ltd., Japan	1	–
Commonwealth Bank of Australia, Australia	4	–
Bank of New Zealand	12	–
	991	777
Deposit Accounts		
ABN Amro Bank, China	–	14
Andhra Bank	510	399
Allahabad Bank	852	561
Axis Bank	806	536
Bank of America	–	82
Bank of America, Mexico	6	17
Bank of Baroda	1,733	1,100
Bank of India	1,500	1,197
Bank of Maharashtra	475	506
Bank of China, China	25	–
Canara Bank	1,615	1,329
Central Bank of India	752	354
Corporation Bank	395	295
Citibank, China	23	–
Citibank N.A., Czech Republic	–	5
Citibank N.A., Czech Republic, U.S.	–	1
Citibank Brazil	–	3
Deustche Bank, Poland	41	21
DBS Bank	40	–
HDFC Bank	1,357	646
Federal Bank	20	–

in ₹ crore

Particulars	As of March 31,	
	2012	2011
HSBC Bank, U.K.	5	18
ICICI Bank	1,504	788
IDBI Bank	1,030	770
ING Vysya Bank	82	–
Indian Overseas Bank	600	518
Jammu and Kashmir Bank	25	12
Kotak Mahindra Bank	175	25
National Australia Bank Limited, Australia	67	546
Nordbanken, Sweden	1	1
Oriental Bank of Commerce	714	653
Punjab National Bank	1,314	1,493
Ratnakar Bank	5	–
South Indian Bank	60	50
State Bank of Hyderabad	580	255
State Bank of India	61	457
State Bank of Mysore	249	354
Syndicate Bank	550	504
Union Bank of India	602	631
Vijaya Bank	153	144
Yes Bank	141	33
	18,068	14,318
Deposits with corporations		
HDFC Limited	1,532	1,571
	1,532	1,571
Total	20,591	16,666

2.2. Available-for-sale financial assets

Investments in liquid mutual fund units and unlisted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investment in liquid mutual fund units and unlisted equity securities are as follows:

in ₹ crore

	As of March 31,	
	2012	2011
Current		
Liquid mutual fund units:		
Cost and fair value	32	21
Non Current		
Unlisted equity securities:		
Cost	4	4
Gross unrealized holding gains	8	19
Fair value	12	23
Total available-for-sale financial assets	44	44

During February 2010, Infosys sold 32,31,151 shares of OnMobile Systems Inc., U.S., at a price of ₹166.58 per share, derived from quoted prices of the underlying marketable equity securities.

As of March 31, 2011 the remaining 21,54,100 shares were fair valued at ₹23 crore and the resultant unrealized loss of ₹12 crore, net of taxes of ₹3 crore has been recognized in other comprehensive income for the year ended March 31, 2011.

As of March 31, 2012 the 21,54,100 shares were fair valued at ₹12 crore and the resultant unrealized loss of ₹8 crore, net of taxes of ₹3 crore has been recognized in other comprehensive income for the year ended March 31, 2012. The fair value of ₹12 crore has been derived based on an agreed upon exchange ratio between these unlisted equity securities and quoted prices of the underlying marketable equity securities.

2.3. Business combinations

During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the U.S. The business acquisition was conducted by entering into a Membership Interest Purchase Agreement for a cash consideration of ₹173 crore and a contingent consideration of upto ₹93 crore. The fair value of contingent consideration and its undiscounted value on the date of acquisition were ₹40 crore and ₹67 crore, respectively. The payment of contingent consideration is dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of four years ending March 31, 2014. Further, contingent to McCamish signing any deal with a customer with total revenues of US $100 million or more, the aforesaid period will be extended by two years. The total contingent consideration can range between ₹67 crore and ₹93 crore.

The fair value of the contingent consideration is determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of fair value of contingent consideration are the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

During the year ended March 31, 2012, the liability related to contingent consideration increased by ₹7 crore due to passage of time.

On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Ltd., a strategic sourcing and category management services provider based in Australia. The business acquisition was conducted by entering into a share sale agreement for a cash consideration of ₹200 crore.

This business acquisition would strengthen Infosys BPO's capabilities and domain expertise in sourcing and procurement practice and its service offering in the strategic sourcing and category management functions. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The purchase price has been allocated based on the Management's estimates and an independent appraisal of fair values as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	3	–	3
Net current assets	21	–	21
Intangible assets – Customer contracts and relationships	–	40	40
Deferred tax liabilities on intangible assets	–	(12)	(12)
	24	28	52
Goodwill (1)			148
Total purchase price			200

(1) The goodwill is not tax deductable.

The acquisition date fair value of the total consideration transferred is ₹200 crore in cash.

The amount of trade receivables included in net current assets, acquired from the above business acquisition was ₹40 crore. A majority of the amount has been collected subsequently and based on past experience, the Management expects the balance to be fully collected.

The identified intangible customer contracts and relationships are being amortized over a period of 10 years based on the Management's estimate of the useful life of the assets.

The transaction costs of ₹5 crore related to the acquisition have been included under cost of sales in the Statement of Comprehensive Income.

2.4. Prepayments and other assets

Prepayments and other assets consist of the following:

in ₹ crore

Particulars	As of March 31,	
	2012	2011
Current		
Rental deposits	16	43
Security deposits with service providers	37	63
Loans to employees	160	137
Prepaid expenses (1)	51	47
Interest accrued and not due	39	21
Withholding taxes (1)	682	548
Advance payments to vendors for supply of goods (1)	36	36
Deposit with corporation	492	–
Other assets	10	22
	1,523	917
Non-current		
Loans to employees	6	4
Deposit with corporation	58	437
Rental deposits	39	–
Security deposits with service providers	29	–
Prepaid expenses (1)	15	20
Prepaid gratuity and other benefits (1)	15	2
	162	463
	1,685	1,380
Financial assets in prepayments and other assets	886	727

(1) Non financial assets

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverables from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5. Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2012 :

in ₹ crore

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2011	551	3,626	1,286	1,332	771	7	525	8,098
Acquisition through business combinations *(Refer to Note 2.2)*	–	–	–	1	2	–	–	3
Additions	158	242	160	291	107	2	509	1,469
Deletions	–	(1)	(191)	(260)	(131)	(1)	–	(584)
Translation difference	–	–	6	23	15	–	–	44
Gross carrying value as of March 31, 2012	709	3,867	1,261	1,387	764	8	1,034	9,030
Accumulated depreciation as of April 1, 2011	–	(978)	(737)	(1,070)	(466)	(3)	–	(3,254)
Depreciation	–	(249)	(247)	(267)	(157)	(2)	–	(922)
Accumulated depreciation on deletions	–	1	191	260	131	1	–	584
Translation difference	–	–	(2)	(16)	(11)	–	–	(29)
Accumulated depreciation as of March 31, 2012	–	(1,226)	(795)	(1,093)	(503)	(4)	–	(3,621)
Carrying value as of April 1, 2011	551	2,648	549	262	305	4	525	4,844
Carrying value as of March 31, 2012	709	2,641	466	294	261	4	1,034	5,409

During the year ended March 31, 2012, certain assets which were not in use having gross book value of ₹570 crore (carrying value Nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2011 :

in ₹ crore

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2010	327	3,300	1,263	1,251	765	5	409	7,320
Additions	224	326	170	291	126	2	116	1,255
Deletions	–	–	(147)	(219)	(123)	–	–	(489)
Translation difference	–	–	–	9	3	–	–	12
Gross carrying value as of March 31, 2011	551	3,626	1,286	1,332	771	7	525	8,098
Accumulated depreciation as of April 1, 2010	–	(745)	(648)	(1,046)	(440)	(2)	–	(2,881)
Depreciation	–	(233)	(237)	(236)	(147)	(1)	–	(854)
Accumulated depreciation on deletions	–	–	147	219	123	–	–	489
Translation difference	–	–	1	(7)	(2)	–	–	(8)
Accumulated depreciation as of March 31, 2011	–	(978)	(737)	(1,070)	(466)	(3)	–	(3,254)
Carrying value as of April 1, 2010	327	2,555	615	205	325	3	409	4,439
Carrying value as of March 31, 2011	551	2,648	549	262	305	4	525	4,844

During the year ended March 31, 2011, certain assets which were not in use having gross book value of ₹488 crore (carrying value Nil) were retired.

The depreciation expense for the years ended March 31, 2012 and March 31, 2011, is included in cost of sales in the consolidated Statement of Comprehensive Income.

Carrying value of land includes ₹286 crore and ₹146 crore as of March 31, 2012 and March 31, 2011, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. The contractual commitments for capital expenditure were ₹1,044 crore and ₹814 crore, as of March 31, 2012 and March 31, 2011, respectively.

2.6. Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:

in ₹ crore

Particulars	As of March 31,	
	2012	2011
Carrying value at the beginning	825	829
Goodwill recognized on acquisition *(Refer to Note 2.3)*	148	–
Translation differences pertaining to foreign subsidiary	20	(4)
Carrying value at the end	993	825

Consequent to the internal reorganization during the quarter ended June 30, 2011, there were changes effected in the Company's reportable segments based on the 'Management approach' as defined in IFRS 8, Operating Segments *(Refer to Note 2.20)*. Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2012 and as at March 31, 2011.

Goodwill has been allocated to the Cash Generating Units (CGU), identified to be the operating segments as follows:

in ₹ crore

Segment	As of March 31,	
	2012	2011
Financial services and insurance (FSI)	434	400
Manufacturing (MFG)	112	96
Energy, Utilities, Communications and Services (ECS)	140	95
Retail, CPG, Logistics and Life Sciences (RCL)	307	234
Total	993	825

The entire goodwill relating to Infosys BPO's acquisition of McCamish has been allocated to the 'Financial services and insurance' segment.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU which are operating segments regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax Cash Flow projections over a period of five years, based on financial budgets approved by the Management and an average of the range of each assumption mentioned below.

As of March 31, 2012, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

	in %
Long-term growth rate	8 –10
Operating margins	17 – 20
Discount rate	12.7

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

The following is a summary of changes in the carrying amount of acquired intangible assets:

in ₹ crore

Particulars	As of March 31,	
	2012	2011
Gross carrying value at the beginning	117	117
Additions through business combinations *(Refer to Note 2.3)*	40	–
Additions	90	–
Translation differences	11	–
Gross carrying value at the end	258	117
Accumulated amortization at the beginning	69	61
Amortization expense	15	8
Translation differences	1	–
Accumulated amortization at the end	85	69
Net carrying value	173	48

During the three months ended June 30, 2011, Infosys Australia entered into an agreement with Telecom New Zealand Limited ('Telecom') to purchase assets primarily pertaining to the rights to mutual subcontracting agreement for the existing customer contracts of Telecom's Gen-I division. Consequent to the transaction, Infosys Australia recognized the subcontracting rights amounting to ₹19 crore as intangible assets and amortized the same over a period of three years, being the Management's estimate of useful life of such intangible assets.

During the three months ended September 30, 2011, Infosys Shanghai paid ₹54 crore towards acquisition of land use rights. The land use rights are being amortized over the initial term of 50 years. Further during the three months ended March 31, 2012, government grant has been received for the land use right and is amortized over the initial term of 50 years.

During March 2012, Infosys recognized ₹17 crore as intangible assets on account of software purchase and amortized the same over a period of five years being the Management's estimate of useful life of such intangible assets.

The intangible customer contracts recognized at the time of acquisition of Philips BPO operations are being amortized over a period of seven years, being the Management's estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2012, the customer contracts have a remaining amortization period of approximately three years.

The intangible customer contracts and relationships recognized at the time of the McCamish acquisition are being amortized over a period of nine years, being the Management's estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2012, the customer contracts and relationships have a remaining amortization period of approximately seven years.

The intangible computer software platform recognized at the time of the McCamish acquisition as having a useful life of four months, being the Management's estimate of its useful life based on the life over which economic benefits were expected to be realized, has been fully amortized.

The intangible customer contracts and relationships of ₹40 crore, recognized at the time of the Portland acquisition are being amortized over a period of 10 years, being the Management's estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2012, the customer contracts and relationships have a remaining amortization period of approximately 10 years.

The aggregate amortization expense included in cost of sales, for the years ended March 31, 2012 and March 31, 2011 was ₹15 crore and ₹8 crore, respectively.

Research and development expense recognized in net profit in the consolidated Statement of Comprehensive Income, for the years ended March 31, 2012 and March 31, 2011 was ₹676 crore and ₹528 crore, respectively.

2.7. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2012 were as follows :

in ₹ crore

Particulars	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value / fair value
Assets :					
Cash and cash equivalents *(Refer to Note 2.1)*	20,591	–	–	–	20,591
Available-for-sale financial assets *(Refer to Note 2.2)*	–	–	44	–	44
Investment in certificates of deposit	345	–	–	–	345
Trade receivables	5,882	–	–	–	5,882
Unbilled revenue	1,873	–	–	–	1,873
Prepayments and other assets *(Refer to Note 2.4)*	886	–	–	–	886
Total	29,577	–	44	–	29,621
Liabilities :					
Trade payables	–	–	–	23	23
Derivative financial instruments	–	42	–	–	42
Client deposits	–	–	–	15	15
Employee benefit obligations (*Refer to Note 2.8*)	–	–	–	498	498
Other liabilities (*Refer to Note 2.10*)	–	–	–	1,954	1,954
Liability towards acquisition of business on a discounted basis (*Refer to Note 2.10*)	–	–	–	59	59
Total	–	42	–	2,549	2,591

The carrying value and fair value of financial instruments by categories as of March 31, 2011 were as follows :

in ₹ crore

Particulars	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value / fair value
Assets :					
Cash and cash equivalents *(Refer to Note 2.1)*	16,666	–	–	–	16,666
Available-for-sale financial assets *(Refer to Note 2.2)*	–	–	44	–	44
Investment in certificates of deposit	123	–	–	–	123
Trade receivables	4,653	–	–	–	4,653
Unbilled revenue	1,243	–	–	–	1,243
Prepayments and other assets *(Refer to Note 2.4)*	727	–	–	–	727
Derivative financial instruments	–	66	–	–	66
Total	23,412	66	44	–	23,522
Liabilities :					
Trade payables	–	–	–	44	44
Client deposits	–	–	–	22	22
Employee benefit obligations *(Refer to Note 2.8)*	–	–	–	399	399
Other liabilities *(Refer to Note 2.10)*	–	–	–	1,678	1,678
Liability towards acquisition of business on a discounted basis *(Refer to Note 2.10)*	–	–	–	43	43
Total	–	–	–	2,186	2,186

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 :

in ₹ crore

Particulars	As of March 31, 2012	Fair value measurement at the end of the reporting period / year using		
		Level 1	Level 2	Level 3
Assets :				
Available-for-sale financial asset – investments in liquid mutual fund units *(Refer to Note 2.2)*	32	32	–	–
Available-for-sale financial asset – investments in unlisted equity instruments *(Refer to Note 2.2)*	12	–	12	–
Derivative financial instruments – loss on outstanding foreign exchange forward and option contracts	42	–	42	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 :

in ₹ crore

Particulars	As of March 31, 2011	Fair value measurement at the end of the reporting period / year using		
		Level 1	Level 2	Level 3
Assets :				
Available-for-sale financial asset – investments in liquid mutual fund units *(Refer to Note 2.2)*	21	21	–	–
Available-for-sale financial asset – investments in unlisted equity instruments *(Refer to Note 2.2)*	23	–	23	–
Derivative financial instruments – gains on outstanding foreign exchange forward and option contracts	66	–	66	–

The income from financial assets or liabilities that are not at fair value through profit or loss is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Interest income on deposits and certificates of deposit	1,807	1,133
Income from available-for-sale financial assets	27	23
	1,834	1,156

Derivative financial instruments

The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts :

Particulars	As of March 31,			
	2012		2011	
	In million	In ₹ crore	In million	In ₹ crore
Forward contracts				
In U.S. Dollars	747	3,709	546	2,433
In Euro	38	258	28	177
In U.K. Pound Sterling	22	179	15	108
In Australian Dollars	23	122	10	46
Option contracts				
In U.S. Dollars	50	254	–	–
Total forwards and options		4,522		2,764

The Company recognized a net loss on derivative financial instruments of ₹299 crore during the year ended March 31, 2012 and a net gain on derivative financial instruments of ₹56 crore during the year ended March 31, 2011, which are included in other income.

The foreign exchange forward and option contracts mature between 1 to 12 months. The following table analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date :

in ₹ crore

Particulars	As of March 31,	
	2012	2011
Not later than one month	344	435
Later than one month and not later than three months	790	649
Later than three months and not later than one year	3,388	1,680
	4,522	2,764

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks : market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the U.S. and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts :

in ₹ crore

Particulars	As of March 31,	
	2012	2011
Aggregate amount of outstanding forward and option contracts	4,522	2,764
Gains / (losses) on outstanding forward and option contracts	(42)	66

The outstanding foreign exchange forward and option contracts as of March 31, 2012 and March 31, 2011, mature between 1 to 12 months.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2012 :

in ₹ crore

Particulars	U.S. Dollars	Euro	U.K. Pound Sterling	Australian Dollars	Other currencies	Total
Cash and cash equivalents	695	54	35	83	161	1,028
Trade receivables	3,915	592	560	398	239	5,704
Unbilled revenue	1,021	300	124	63	158	1,666
Other assets	651	22	25	3	113	814
Trade payables	(1)	(1)	(1)	(2)	(13)	(18)
Client deposits	(13)	(1)	–	–	–	(14)
Accrued expenses	(432)	(40)	–	(3)	(64)	(539)
Employee benefit obligations	(194)	–	–	(4)	(92)	(290)
Other liabilities	(1,233)	(247)	(6)	(24)	(89)	(1,599)
Net assets / (liabilities)	4,409	679	737	514	413	6,752

The following table analyzes foreign currency risk from financial instruments as of March 31, 2011 :

in ₹ crore

Particulars	U.S. Dollars	Euro	U.K. Pound Sterling	Australian Dollars	Other currencies	Total
Cash and cash equivalents	589	40	69	532	138	1,368
Trade receivables	3,095	407	475	294	221	4,492
Unbilled revenue	731	180	97	65	71	1,144
Other assets	589	12	61	–	38	700
Trade payables	(1)	–	(1)	–	(11)	(13)
Client deposits	(20)	–	–	–	(1)	(21)
Accrued expenses	(232)	(17)	15	–	(37)	(271)
Employee benefit obligations	(134)	–	(14)	–	(60)	(208)
Other liabilities	(1,468)	(180)	(28)	(4)	(68)	(1,748)
Net assets / (liabilities)	3,149	442	674	887	291	5,443

For the years ended March 31, 2012 and March 31, 2011, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's operating margins by approximately 0.56% and 0.55%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹5,882 crore and ₹4,653 crore as of March 31, 2012 and March 31, 2011, respectively and unbilled revenue amounting to ₹1,873 crore and ₹1,243 crore as of March 31, 2012 and March 31, 2011, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the U.S. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers :

in %

Revenues	Year ended March 31,	
	2012	2011
From top customer	4.3	4.7
From top five customers	15.5	15.4

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposits are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units and unlisted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Of the total trade receivables, ₹4,263 crore and ₹3,353 crore as of March 31, 2012 and March 31, 2011, respectively, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is not past due but impaired except for trade receivables of ₹1 crore and ₹3 crore as of March 31, 2012 and March 31, 2011, respectively.

The Company's credit period generally ranges from 30 – 90 days. The age analysis of the trade receivables have been considered from the due date. The age wise break-up of trade receivables, net of allowances that are past due, is as follows :

in ₹ crore

Period (in days)	As of March 31,	
	2012	2011
Less than 30	1,110	929
31 – 60	187	193
61 – 90	190	61
More than 90	132	117
	1,619	1,300

The provision for doubtful accounts receivables for the years ended March 31, 2012 and March 31, 2011 was ₹62 crore and ₹2 crore, respectively.

The movement in the provision for doubtful accounts receivables is as follows :

in ₹ crore

	Year ended March 31,	
	2012	2011
Balance at the beginning	86	102
Translation differences	(2)	(5)
Provisions for doubtful accounts receivable *(Refer to note 2.11)*	62	2
Trade receivables written off	(61)	(13)
Balance at the end	85	86

Liquidity risk

As of March 31, 2012, the Company had a working capital of ₹25,480 crore including cash and cash equivalents of ₹20,591 crore, available-for-sale financial assets of ₹32 crore and investments in certificates of deposit of ₹345 crore. As of March 31, 2011, the Company had a working capital of ₹20,048 crore including cash and cash equivalents of ₹16,666 crore, available-for-sale financial assets of ₹21 crore and investments in certificates of deposit of ₹123 crore.

As of March 31, 2012 and March 31, 2011, the outstanding employee benefit obligations were ₹498 crore and ₹399 crore, respectively, which have been substantially funded. Further, as of March 31, 2012 and March 31, 2011, the Company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The analysis of the contractual maturities of significant financial liabilities as of March 31, 2012 is as follows :

in ₹ crore

Particulars	Less than 1 year	1 – 2 years	2 – 4 years	4 – 7 years	Total
Trade payables	23	–	–	–	23
Client deposits	15	–	–	–	15
Other liabilities *(Refer to Note 2.10)*	1,942	12	–	–	1,954
Liability towards acquisition of business on an undiscounted basis *(Refer to Note 2.10)*	4	12	49	9	74

The following table provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2011 :

in ₹ crore

Particulars	Less than 1 year	1 – 2 years	2 – 4 years	4 – 7 years	Total
Trade payables	44	–	–	–	44
Client deposits	22	–	–	–	22
Other liabilities *(Refer to Note 2.10)*	1,658	20	–	–	1,678
Liability towards acquisition of business on an undiscounted basis *(Refer to Note 2.10)*	4	10	43	8	65

As of March 31, 2012 and March 31, 2011, the Company had outstanding financial guarantees of ₹23 crore and ₹21 crore, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the Company's knowledge, there has been no breach of any term of the lease agreement as of March 31, 2012 and March 31, 2011.

2.8. Employee benefit obligations

Employee benefit obligations comprise the following:

in ₹ crore

Obligations	As of March 31,	
	2012	2011
Current		
Compensated absence	498	140
	498	140
Non-current		
Compensated absence	–	259
	–	259
	498	399

2.9. Provisions

Provisions comprise the following:

in ₹ crore

Provision	As of March 31,	
	2012	2011
Provision for post-sales client support	133	88

Provision for post-sales client support represents cost associated with providing post-sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post-sales client support is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Balance at the beginning	88	82
Provision recognized / (reversed) *(Refer to note 2.11)*	60	5
Provision utilized	(17)	–
Translation difference	2	1
Balance at the end	133	88

Provision for post-sales client support for the years ended March 31, 2012 and March 31, 2011 is included in cost of sales in the Statement of Comprehensive Income.

2.10. Other liabilities

Other liabilities comprise the following:

in ₹ crore

Particulars	As of March 31,	
	2012	2011
Current		
Accrued compensation to employees	644	732
Accrued expenses	1,085	771
Withholding taxes payable (1)	506	329
Retainage	51	26
Unamortized negative past service cost *(Refer to Note 2.12.1)* (1)	4	22
Liabilities of controlled trusts	149	119
Liability towards acquisition of business	3	3
Accrued gratuity	2	2
Deferred income – government grant on land use rights *(Refer to Note 2.6)* (1)	1	–
Others	11	8
	2,456	2,012
Non-current		
Liability towards acquisition of business	56	40
Accrued expenses	5	–
Unamortized negative past service cost *(Refer to Note 2.12.1)* (1)	14	–
Incentive accruals	7	20
Deferred income – government grant on land use rights *(Refer to Note 2.6)* (1)	27	–
	109	60
	2,565	2,072
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	1,954	1,678
Financial liability towards acquisition of business on a discounted basis	59	43
Financial liability towards acquisition of business on an undiscounted basis *(Refer to Note 2.3)*	74	65

(1) *Non-financial liabilities*

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.11. Nature of expenses

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Employee benefit costs *(Refer to Note 2.12.4)*	18,340	14,856
Depreciation and amortization charges *(Refer to Notes 2.5 and 2.6)*	937	862
Travel costs	1,122	954
Consultancy and professional charges	483	344
Software packages for own use	492	350
Third party items bought for service delivery	162	139
Communication costs	274	237
Cost of technical sub-contractors	777	603
Power and fuel	184	167
Office maintenance	284	222
Repairs and maintenance	147	134
Rates and taxes	66	54
Insurance charges	36	33
Commission	27	15
Branding and marketing expenses	125	104
Consumables	28	27
Provision for post-sales client support *(Refer to Note 2.9)*	60	5
Provision for doubtful account receivables *(Refer to Note 2.7)*	62	2
Postage and courier	13	13
Printing and stationery	14	14
Donations	26	1
Operating lease payments *(Refer to Note 2.15)*	190	146
Others	106	117
Total cost of sales, selling and marketing expenses and administrative expenses	23,955	19,399

2.11.1. Break-up of expenses

Cost of sales

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Employee benefit costs	16,237	12,971
Depreciation and amortization	937	862
Travel costs	789	690
Software packages for own use	492	350
Third party items bought for service delivery	162	139
Cost of technical sub-contractors	777	603
Consumables	28	27
Operating lease payments	123	90
Communication costs	92	82
Repairs and maintenance	64	53
Provision for post-sales client support	60	5
Other expenses	47	44
Total	19,808	15,916

Selling and marketing expenses

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Employee benefit costs	1,360	1,218
Travel costs	176	128
Branding and marketing	121	97
Operating lease payments	24	17
Communication costs	18	17
Commission	27	15
Consultancy and professional charges	26	16
Printing and stationery	1	1
Others	4	3
Total	1,757	1,512

Administrative expenses

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Employee benefit costs	743	667
Consultancy and professional charges	457	328
Repairs and maintenance	83	81
Office maintenance	284	222
Power and fuel	184	167
Communication costs	164	138
Travel costs	157	136
Provision for doubtful accounts receivable	62	2
Rates and taxes	64	54
Insurance charges	36	33
Operating lease payments	43	39
Postage and courier	13	13
Printing and stationery	13	13
Branding and marketing	4	7
Donations	26	1
Other expenses	57	70
Total	2,390	1,971

2.12. Employee benefits

2.12.1. Gratuity

The following tables set out the funded status of the Gratuity Plans and the amounts recognized in the Company's financial statements as of March 31, 2012, March 31, 2011, March 31, 2010, March 31, 2009 and March 31, 2008:

in ₹ crore

Particulars	As of March 31,				
	2012	2011	2010	2009	2008
Change in benefit obligations					
Benefit obligations at the beginning	480	325	267	224	225
Service cost	157	178	80	51	50
Interest cost	39	25	19	16	17
Actuarial (gains) / losses	(6)	17	(5)	1	(8)
Benefits paid	(70)	(65)	(36)	(25)	(23)
Amendment in benefit plan	–	–	–	–	(37)
Benefit obligations at the end	600	480	325	267	224
Change in plan assets					
Fair value of plan assets at the beginning	480	327	268	236	225
Expected return on plan assets	49	36	25	17	18
Actuarial gains / (losses)	–	–	1	5	2
Employer contributions	154	182	69	35	14
Benefits paid	(70)	(65)	(36)	(25)	(23)
Fair value of plan assets at the end	613	480	327	268	236
Funded status	13	–	2	1	12
Prepaid gratuity benefit	15	2	4	1	12
Accrued gratuity	(2)	(2)	(2)	–	–

Net gratuity cost for the years ended March 31, 2012 and March 31, 2011 comprises the following components:

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Service cost	157	178
Interest cost	39	25
Expected return on plan assets	(49)	(36)
Actuarial (gain) / loss	(6)	17
Plan amendments	(4)	(4)
Net gratuity cost	137	180

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Cost of sales	121	157
Selling and marketing expenses	10	15
Administrative expenses	6	8
	137	180

Effective July 1, 2007, the Company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to ₹37 crore, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of ₹18 crore and ₹22 crore as of March 31, 2012 and March 31, 2011, respectively has been included under other current liabilities.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2012, March 31, 2011, March 31, 2010, March 31, 2009 and March 31, 2008 are as follows:

in %

Particulars	As of March 31,				
	2012,	2011	2010,	2009,	2008
Discount rate	8.6	8.0	7.8	7.0	7.9
Weighted average rate of increase in compensation levels	7.3	7.3	7.3	5.1	5.1

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2012 and March 31, 2011 are as follows:

in %

Particulars	Year ended March 31,	
	2012	2011
Discount rate	8.0	7.8
Weighted average rate of increase in compensation levels	7.3	7.3
Rate of return on plan assets	9.5	9.4

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in a scheme with Life Insurance Corporation as permitted by the law. As of March 31, 2012 and March 31, 2011 the plan assets have been primarily invested in government securities.

Actual return on assets for the years ended March 31, 2012 and March 31, 2011 were ₹49 crore and ₹36 crore, respectively.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the years ended March 31, 2012 and March 31, 2011, have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield. The Company expects to contribute approximately ₹150 crore to the gratuity trusts during fiscal 2013.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.12.2. Superannuation

The Company contributed ₹142 crore and ₹109 crore to the superannuation plan during the years ended March 31, 2012 and March 31, 2011, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Cost of sales	126	95
Selling and marketing expenses	10	9
Administrative expenses	6	5
	142	109

2.12.3. Provident fund

The Company has an obligation to fund any shortfall on the yield of the Trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the following assumptions there is no shortfall as at March 31, 2012, 2011, 2010, 2009 and 2008, respectively.

The details of fund and plan asset position are as follows:

in ₹ crore

Particulars	As of March 31,				
	2012	2011	2010	2009	2008
Plan assets at period end, at fair value	1,816	1,579	1,295	997	743
Present value of benefit obligation at period end	1,816	1,579	1,295	997	743
Asset recognized in Balance Sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the deterministic approach:

Particulars	As of March 31,				
	2012	2011	2010	2009	2008
Government of India (GoI) bond yield (%)	8.57	7.98	7.83	7.01	7.96
Remaining term of maturity (in years)	8	7	7	6	6
Expected guaranteed interest rate (%)	8.25	9.50	8.50	8.50	8.50

The Company contributed ₹238 crore and ₹198 crore to the provident fund during the years ended March 31, 2012 and March 31, 2011, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Cost of sales	211	173
Selling and marketing expenses	18	16
Administrative expenses	9	9
	238	198

2.12.4. Employee benefit costs include

The employee benefit costs include :

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Salaries and bonus	17,823	14,369
Defined contribution plans	166	128
Defined benefit plans	351	359
	18,340	14,856

The employee benefit cost is recognized in the following line items in the Statement of Comprehensive Income :

Particulars	Year ended March 31,	
	2012	2011
Cost of sales	16,237	12,971
Selling and marketing expenses	1,360	1,218
Administrative expenses	743	667
	18,340	14,856

2.13. Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of ₹5/-. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated Statement of Comprehensive Income is credited to the share premium. 28,33,600 shares were held by controlled trust, each as of March 31, 2012 and March 31, 2011.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2012, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are as follows :

2.13.1. Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.13.2. Dividends

The Company declares and pays dividends in Indian rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognized as distributions to equity shareholders for year ended March 31, 2012 and March 31, 2011 was ₹35.00 and ₹55.00, respectively. The dividend for the year ended March 31, 2012 includes ₹20.00 per share of final dividend for the year ended March 31, 2011 and ₹15.00 per share of interim dividend, authorized by the Board on its meeting held on October 12, 2011. The dividend for the year ended March 31, 2011 includes ₹15.00 per share of final dividend for the year ended March 31, 2010 and ₹10.00 per share of interim dividend and ₹30.00 per share of 30th year special dividend, authorized by the Board on its meeting held on October 15, 2010.

The Board of Directors, in their meeting on April 13, 2012, proposed a final dividend of ₹22.00 per equity share and a special dividend – 10 years of Infosys BPO operations of ₹10.00 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 9, 2012, and if approved, would result in a cash outflow of approximately ₹2,135 crore, inclusive of corporate dividend tax of ₹298 crore.

2.13.3. Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

2.13.4. Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

2.14. Other income

Other income consists of the following :

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Interest income on deposits and certificates of deposit	1,807	1,133
Exchange gains / (losses) on forward and options contracts	(299)	56
Exchange gains / (losses) on translation of other assets and liabilities	351	(14)
Income from available-for-sale financial assets / investments	27	23
Others	18	13
	1,904	1,211

2.15. Operating leases

The Company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was ₹190 crore and ₹146 crore for the years ended March 31, 2012 and March 31, 2011, respectively.

The schedule of future minimum rental payments in respect of non-cancelable operating leases is as follows :

	As of March 31,	
	2012	2011
Within one year of the Balance Sheet date	159	109
Due in a period between one year and five years	281	251
Due after five years	74	71

The operating lease arrangements extend up to a maximum of 10 years from their respective dates of inception, and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

2.16. Employees Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan)

The Company's 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the Company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,17,60,000 equity shares representing 1,17,60,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADS. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting.

The 1998 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan)

In the year 2000, the Company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 5,28,00,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the Company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of six months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the years ended March 31, 2012 and March 31, 2011 are as follows :

Particulars	Year ended March 31, 2012		Year ended March 31, 2011	
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan :				
Outstanding at the beginning	50,070	683	2,42,264	613
Forfeited and expired	(480)	862	(3,519)	722
Exercised	(49,590)	734	(1,88,675)	600
Outstanding at the end	–	–	50,070	683
Exercisable at the end	–	–	50,070	683
1999 Plan :				
Outstanding at the beginning	48,720	962	2,04,464	869
Forfeited and expired	(28,852)	430	(18,052)	964
Exercised	(8,185)	643	(1,37,692)	823
Outstanding at the end	11,683	2,121	48,720	962
Exercisable at the end	7,429	2,121	40,232	717

The weighted average share price of options exercised under the 1998 Plan during the years ended March 31, 2012 and March 31, 2011 was ₹2,799 and ₹2,950 respectively. The weighted average share price of options exercised under the 1999 Plan during the years ended March 31, 2012 and March 31, 2011 was ₹2,702 and ₹2,902 respectively.

The cash expected to be received upon the exercise of vested options for the 1998 Plan and 1999 Plan is Nil and ₹2 crore, respectively.

The following table summarizes information about share options outstanding and exercisable as of March 31, 2012 :

Range of exercise prices per share (₹)	Options outstanding			Options exercisable		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan :						
300 – 700	–	–	–	–	–	–
701 – 1,400	–	–	–	–	–	–
1999 Plan :						
300 – 700	–	–	–	–	–	–
701 – 2,500	11,683	0.71	2,121	7,429	0.71	2,121
	11,683	0.71	2,121	7,429	0.71	2,121

The following table summarizes information about share options outstanding and exercisable as of March 31, 2011 :

Range of exercise prices per share (₹)	Options outstanding			Options exercisable		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan :						
300 – 700	24,680	0.73	587	24,680	0.73	587
701 – 1,400	25,390	0.56	777	25,390	0.56	777
	50,070	0.65	683	50,070	0.65	683
1999 Plan :						
300 – 700	33,759	0.65	448	33,759	0.65	448
701 – 2,500	14,961	1.71	2,121	6,473	1.71	2,121
	48,720	0.97	962	40,232	0.82	717

The share-based compensation recorded for the years ended March 31, 2012 and March 31, 2011 was Nil.

2.17. Income tax

Income tax expense in the Statement of Comprehensive Income comprises :

in ₹ crore

Taxes	Year ended March 31,	
	2012	2011
Current taxes		
Domestic taxes	3,093	2,060
Overseas taxes	220	564
	3,313	2,624
Deferred taxes		
Domestic taxes	64	(95)
Overseas taxes	(10)	(39)
	54	(134)
Income tax expense	3,367	2,490

Entire deferred income tax for the years ended March 31, 2012 and March 31, 2011 relates to origination and reversal of temporary differences and utilization of deferred tax assets on subsidiary losses upon transfer of assets and liabilities of Infosys Consulting Inc., to Infosys Limited.

A reversal of deferred tax liability of ₹3 crore each for the years ended March 31, 2012 and March 31, 2011, relating to an available-for-sale financial asset has been recognized in other comprehensive income ***(Refer to Note 2.2)***.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Profit before income taxes	11,683	9,313
Enacted tax rates in India	32.45%	33.22%
Computed expected tax expense	3,791	3,094
Tax effect due to non-taxable income for Indian tax purposes	(972)	(788)
Overseas taxes	460	399
Tax reversals, overseas and domestic, net	(106)	(236)
Effect of exempt income	(10)	(3)
Effect of unrecognized deferred tax assets	38	19
Effect of differential overseas tax rates	(14)	(7)
Effect of non-deductible expenses	15	4
Temporary difference related to branch profits	72	–
Taxes on dividend received from subsidiary	94	–
Others	(1)	8
Income tax expense	3,367	2,490

The applicable Indian statutory tax rate for fiscal 2012 and fiscal 2011 is 32.45% and 33.22%, respectively. The decrease in the applicable statutory tax rate is consequent to changes made in the Finance Act 2011.

The overseas tax expense is due to income taxes payable overseas, principally in the U.S. The Company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as 'Software Technology Parks' (STP). The STP tax holiday is available for 10 consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, has extended the tax holiday for the STP units until fiscal 2011. The tax holiday for all of our STP units has expired as of March 31, 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent of the U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2012, Infosys' U.S. branch net assets amounted to approximately ₹3,347 crore. As of March 31, 2012, the Company has provided for branch profit tax of ₹270 crore for its U.S. branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹1,481 crore and ₹1,466 crore as of March 31, 2012 and March 31, 2011, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset / (liability) for the years ended March 31, 2012 and March 31, 2011 is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Net current income tax asset / (liability) at the beginning	176	(57)
Translation differences	2	(10)
Income tax benefit arising on exercise of stock options	1	11
Income tax paid	3,117	2,856
Current income tax expense ***(Refer to Note 2.17)***	(3,313)	(2,624)
Net current income tax asset / (liability) at the end	(17)	176

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

in ₹ crore

Particulars	As of March 31,	
	2012	2011
Deferred income tax assets		
Property, plant and equipment	297	257
Minimum alternate tax credit carry-forwards	55	63
Computer software	36	24
Accrued compensation to employees	32	26
Trade receivables	19	20
Compensated absences	128	104
Accumulated subsidiary losses	–	39
Others	23	28
Total deferred income tax assets	590	561
Deferred income tax liabilities		
Intangible asset	(14)	(2)
Temporary difference related to branch profits	(270)	(176)
Available-for-sale financial asset	(2)	(5)
Total deferred income tax liabilities	(286)	(183)
Deferred income tax assets to be recovered after 12 months	454	392
Deferred income tax assets to be recovered within 12 months	136	169
Total deferred income tax assets	590	561
Deferred income tax liability to be settled after 12 months	(214)	(63)
Deferred income tax liability to be settled within 12 months	(72)	(120)
Total deferred income tax liabilities	(286)	(183)

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the years ended March 31, 2012 and March 31, 2011 is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Net deferred income tax asset at the beginning	378	232
Translation differences	(23)	9
Credits relating to temporary differences *(Refer to Note 2.17)*	(54)	134
Temporary difference on available-for-sale financial asset *(Refer to Note 2.2)*	3	3
Net deferred income tax asset at the end	304	378

The credits relating to temporary differences are primarily on account of compensated absences, accrued compensation to employees and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act. Consequent to the enacted change Infosys BPO Limited has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and accordingly, a deferred income tax asset of ₹55 crore and ₹63 crore has been recognized on the Balance Sheet as of March 31, 2012 and March 31, 2011, respectively, which can be carried forward for a period of 10 years from the year of recognition.

The Company has received demands from the Indian Income Tax Authorities for payment of additional tax of ₹1,088 crore, including interest of ₹313 crore upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006 and fiscal 2007 is pending before the Commissioner of Income Tax (Appeals) Bangalore.

The Company is contesting the demand, and the Management including its tax advisors, believe that its position will likely be upheld in the appellate process. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

2.18. Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,	
	2012	2011
Basic earnings per equity share – weighted average number of equity shares outstanding [(1)]	57,13,65,494	57,11,80,050
Effect of dilutive common equivalent shares – share options outstanding	30,648	1,88,308
Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding	57,13,96,142	57,13,68,358

[(1)] *Excludes treasury shares*

For the year ended March 31, 2012, and March 31, 2011 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.19. Related party transactions

List of subsidiaries

Particulars	Country	Holding as of March 31,	
		2012	2011
Infosys BPO Limited	India	99.98%	99.98%
Infosys Technologies (Australia) Pty. Limited	Australia	100%	100%
Infosys Technologies (China) Co. Limited	China	100%	100%
Infosys Consulting Inc. (1)	U.S.	–	100%
Infosys Technologies S. de R. L. de C. V.	Mexico	100%	100%
Infosys BPO s.r.o. (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (2)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (2)(3)	Thailand	–	–
Infosys Technologies (Sweden) AB	Sweden	100%	100%
Infosys Tecnologia do Brasil Ltda	Brazil	100%	100%
Infosys Consulting India Limited (4)	India	100%	100%
Infosys Public Services Inc.	U.S.	100%	100%
Infosys Technologies (Shanghai) Co. Limited	China	100%	100%
McCamish Systems LLC *(Refer to Note 2.3)* (2)	U.S.	99.98%	99.98%
Portland Group Pty. Limited *(Refer to Note 2.3)* (2)(5)	Australia	99.98%	–
Portland Procurement Services Pty. Limited *(Refer to Note 2.3)* (2)(5)	Australia	99.98%	–

(1) On October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting Inc., have been transferred to Infosys Limited.

(2) Wholly-owned subsidiaries of Infosys BPO.

(3) During the year ended March 31, 2011, Infosys BPO (Thailand) Limited was liquidated.

(4) On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honorable High court of Karnataka for its merger with Infosys Limited.

(5) On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Ltd.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Limited Employees' Welfare Trust	India	Employee Welfare Trust of Infosys
Infosys Science Foundation	India	Controlled trust

Note : Refer to Note 2.12 for information on transactions with post-employment benefit plans mentioned above table.

Transactions with key management personnel

The following table describes the compensation to key management personnel which comprise directors and members of the Executive Council :

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Salaries and other employee benefits	46	33

2.20. Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the 'Management approach' as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers.

Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies. Industry segments for the Company are primarily Financial Services and Insurance (FSI) comprising enterprises providing banking, finance and insurance services, Manufacturing (MFG), enterprises in the Energy, Utilities and Communication and Services (ECS) and Retail, Logistics, Consumer packaged goods and Life sciences (RCL).

Geographic segmentation is based on business sourced from that geographic region and delivered from both onsite and offshore. North America comprises the U.S., Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the U.K., and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and onsite expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practical to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1. Industry segments

in ₹ crore

Year ended March 31, 2012	FSI	MFG	ECS	RCL	Total
Revenues	11,830	6,933	7,232	7,739	33,734
Identifiable operating expenses	5,025	3,033	3,011	3,214	14,283
Allocated expenses	2,965	1,824	1,903	2,036	8,728
Segment profit	3,840	2,076	2,318	2,489	10,723
Unallocable expenses					944
Operating profit					9,779
Other income, net					1,904
Profit before income taxes					11,683
Income tax expense					3,367
Net profit					8,316
Depreciation and amortization					937
Non-cash expenses other than depreciation and amortization					7

in ₹ crore

Year ended March 31, 2011	FSI	MFG	ECS	RCL	Total
Revenues	9,862	5,393	6,614	5,632	27,501
Identifiable operating expenses	4,122	2,311	2,757	2,410	11,600
Allocated expenses	2,456	1,370	1,689	1,418	6,933
Segment profit	3,284	1,712	2,168	1,804	8,968
Unallocable expenses					866
Operating profit					8,102
Other income, net					1,211
Profit before income taxes					9,313
Income tax expense					2,490
Net profit					6,823
Depreciation and amortization					862
Non-cash expenses other than depreciation and amortization					4

2.20.2. Geographic segments

in ₹ crore

Year ended March 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	21,538	7,401	748	4,047	33,734
Identifiable operating expenses	9,096	3,214	369	1,604	14,283
Allocated expenses	5,664	1,911	168	985	8,728
Segment profit	6,778	2,276	211	1,458	10,723
Unallocable expenses					944
Operating profit					9,779
Other income, net					1,904
Profit before income taxes					11,683
Income tax expense					3,367
Net profit					8,316
Depreciation and amortization					937
Non-cash expenses other than depreciation and amortization					7

in ₹ crore

Year ended March 31, 2011	North America	Europe	India	Rest of the World	Total
Revenues	17,958	5,927	599	3,017	27,501
Identifiable operating expenses	7,658	2,467	281	1,194	11,600
Allocated expenses	4,555	1,488	144	746	6,933
Segment profit	5,745	1,972	174	1,077	8,968
Unallocable expenses					866
Operating profit					8,102
Other income, net					1,211
Profit before income taxes					9,313
Income tax expense					2,490
Net profit					6,823
Depreciation and amortization					862
Non-cash expenses other than depreciation and amortization					4

2.20.3. Significant clients

No client individually accounted for more than 10% of the revenues in the years ended March 31, 2012 and March 31, 2011.

2.21. Litigation

On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that we provide the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In connection with the subpoena, during a recent meeting with the United States Attorney's Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the investigation. We intend to have further discussions with the U.S. Attorney's Office regarding this matter, however, we cannot predict the final outcome of the investigation by, or discussions with, the U.S. Attorney's Office.

In addition, the U.S. Department of Homeland Security ('DHS' or 'the Department') is undertaking a review of our employer eligibility verifications on Form I-9 with respect to our employees working in the U.S. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the Department has reviewed. In the event that the DHS ultimately concludes that our Forms I-9 contained errors, the Department would likely impose fines and penalties on us. At this time, we cannot predict the final outcome of the review by, or the discussions with, the DHS or other governmental authority regarding the review of our Forms I-9.

In light of the fact that, among other things, the foregoing investigation and review are ongoing and we remain in discussions with the U.S. Attorney's Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we could incur from unfavorable outcomes in such matters.

In the event that any government undertakes any actions which limit any visa program that we utilize, or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business and results of operations.

Additional information

Employee strength and revenue growth since 1996

Fiscal	Employees	Growth %	IFRS (US $ million) (1)				IFRS (₹ crore) (2)			
			Revenues	Growth %	Net Income	Growth %	Income	Growth %	PAT	Growth %
1996	1,172	30	27	47	7	72	89	60	21	58
1997	1,705	45	40	49	9	27	139	57	34	60
1998	2,605	53	68	73	(3) 13	60	258	85	60	79
1999	3,766	45	121	77	(3) 30	119	509	98	133	120
2000	5,389	43	203	68	61	102	882	73	286	115
2001	9,831	82	414	103	132	115	1,901	115	623	118
2002	10,738	9	545	32	164	25	2,604	37	808	30
2003	15,876	48	754	38	195	18	3,640	40	955	18
2004	25,634	61	1,063	41	270	39	4,853	33	1,244	30
2005	36,750	43	1,592	50	419	55	7,130	47	1,846	48
2006	52,715	43	2,152	35	555	32	9,521	34	2,458	33
2007	72,241	37	3,090	44	850	53	13,893	46	3,850	57
2008	91,187	26	4,176	35	1,155	36	16,692	20	4,659	21
2009	1,04,850	15	4,663	12	1,281	11	21,693	30	5,975	28
2010	1,13,796	9	4,804	3	1,313	2	22,742	5	6,219	4
2011	1,30,820	15	6,041	26	1,499	14	27,501	21	6,823	10
2012	1,49,994	15	6,994	16	1,716	15	33,734	23	8,316	22
5-year CAGR	16		18		15		19		17	

(1) *The data for the year 2007 and prior years is as per U.S. GAAP.*

(2) *The data for the year 2008 and prior years is as per consolidated Indian GAAP.*

(3) *Excludes a one-time deferred stock compensation expense arising from a stock split amounting to US $13 million and US $2 million in fiscal 1999 and 1998 respectively.*

Employee strength of the Infosys group

The employee strength of the Infosys group as at March 31, 2012 was 1,49,994 as compared to 1,30,820 as at March 31, 2011. The details of functional classification are as follows :

Particulars	2012		2011	
Functional classification				
Software professionals	1,41,788	94.5%	1,23,811	94.6%
Sales and support	8,206	5.5%	7,009	5.4%
Gender				
Male	97,842	65.2%	86,604	66.2%
Female	52,152	34.8%	44,216	33.8%
Age profile				
20 – 25	65,519	43.7%	59,897	45.8%
26 – 30	51,478	34.3%	45,182	34.5%
31 – 40	29,122	19.4%	23,021	17.6%
41 – 50	3,075	2.0%	2,219	1.7%
51 – 60	710	0.5%	452	0.3%
60 and above	90	0.1%	49	0.1%

Software development centers of the Infosys group

We have 74 global development centers of which 33 are in India – nine in Bangalore, five in Chennai, four in Pune, three in Mangalore, two each in Bhubaneswar, Chandigarh, Hyderabad, Jaipur and Thiruvananthapuram, and one each in New Delhi and Mysore. We have a global development center in Toronto, Canada. In addition, we have twelve proximity development centers in the U.S. – two in Atlanta and one each in Fremont, Quincy, Lisle, Bridgewater, Phoenix, Plano, Charlotte, Houston, Hartford and Bentonville; eight in Australia; six in China; two each in Mexico, New Zealand and the U.K.; and one each in Czech Republic, Japan (Tokyo), Mauritius, Poland, Philippines, Singapore, France and Brazil. Infosys BPO Limited, Infosys Australia, Infosys China, Infosys Shanghai, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil and Infosys Public Services are our wholly-owned subsidiaries.

Marketing offices of the Infosys group

We have 65 marketing offices around the world of which 61 are located outside India – 18 in the U.S., four each in Australia and Germany, three each in Canada, Switzerland, UAE and the U.K., two each in Czech Republic, Japan and France and one each in Belgium, Brazil, Denmark, Finland, Hong Kong, Ireland, Malaysia, Mauritius, Mexico, the Netherlands, New Zealand, Norway, Russia, Singapore, Spain, South Africa and Sweden. We have four marketing offices in India. Addresses of offices are provided in the *Global Presence* section of the Annual Report.

American Depositary Share (ADS)

About ADS

The American Depositary Shares (ADS) are negotiable certificates evidencing ownership of an outstanding class of stock in a non-U.S. company. ADS are created when ordinary shares are delivered to a custodian bank in the domestic market, which then instructs a depositary bank in the U.S. to issue ADS based on a predetermined ratio. ADS are SEC-registered securities and may trade freely, just like any other security, either on an exchange or in the over-the-counter market.

Difference between an ADS and a GDR

ADS and Global Depositary Receipts (GDR) have the same functionality – they both evidence ownership of foreign securities deposited with a custodian bank. ADS represent securities that are listed in the U.S., while GDR represent securities listed outside the U.S., typically in the U.K.

Voting rights of ADS holders

In the event of a matter submitted to the holders of ordinary shares for a vote, the ADS holders on record as at a particular date will be allowed to instruct the depositary bank to exercise the vote with respect to the equity shares representing the ADS held by them.

Entitlement to cash dividends

Whenever dividends are paid to ordinary shareholders, cash dividends to ADS holders are declared in local currency and paid in U.S. dollars, based on the prevailing exchange rate, by the depositary bank, net of the depositary's fees and expenses.

Disclosure policy

We have a written disclosure policy, which covers interaction with external constituents such as analysts, fund managers and the media.

Select historical data

in ₹ crore, except per share data, other information and ratios

Particulars	1982	2003	2004	2005	2006	2007	2008	2009	2010	2011[4]	2012[4]
Financial performance											
Income	0.12	3,623	4,761	6,860	9,028	13,149	15,648	20,264	21,140	25,385	31,254
Operating profit (PBIDTA)	0.04	1,272	1,584	2,325	2,989	4,225	4,963	6,906	7,360	8,414	10,061
Interest	–	–	–	–	–	–	–	–	–	–	–
Depreciation	–	189	231	268	409	469	546	694	807	740	794
Provision for taxation	–	201	227	325	303	352	630	895	1,717	2,378	3,110
Profit after tax [1]	0.04	958	1,243	1,859	2,421	3,777	4,470	5,819	5,755	6,443	7,986
Dividend	–	179	196	310	412	649	758	1,345	1,434	1,723	2,125
One-time / special dividend	–	–	668	–	830	–	1,144	–	–	1,722	574
Margins (%)											
Operating profit margin (PBIDTA)	33.3	35.1	33.3	33.9	33.1	32.1	31.7	34.1	34.8	33.1	32.2
Net profit margin [1]	33.3	26.4	26.1	27.1	26.8	28.7	28.6	28.7	27.2	25.4	25.6
Return on average net worth [1]	96.9	38.8	40.7	43.8	39.9	41.9	36.3	37.2	28.9	27.7	29.4
Return on average capital employed	96.9	46.9	48.1	51.4	44.9	45.7	41.4	42.9	37.2	37.6	40.9
Per share data (₹) [2]											
Basic EPS [1]	–	18.09	23.43	34.63	44.34	67.82	78.24	101.65	100.37	112.26	139.07
Dividend	–	3.38	3.69	5.75	7.50	11.50	13.25	23.50	25.00	30.00	37.00
One-time / special dividend	–	–	12.50	–	15.00	–	20.00	–	–	30.00	10.00
Book value	–	53.98	61.03	96.87	125.15	195.41	235.84	310.90	384.01	426.73	518.21
Financial position											
Share capital	–	33	33	135	138	286	286	286	287	287	287
Reserves and surplus	0.04	2,828	3,220	5,107	6,759	10,876	13,204	17,523	21,749	24,214	29,470
Net worth	0.04	2,861	3,253	5,242	6,897	11,162	13,490	17,809	22,036	24,501	29,757
Debt	–	–	–	–	–	–	–	–	–	–	–
Gross block	–	1,273	1,570	2,183	2,837	3,889	4,508	5,986	6,357	6,934	7,173
Capital expenditure	–	219	430	794	1,048	1,443	1,370	1,177	581	1,152	1,296
Cash and cash equivalents	0.02	1,639	1,819	1,683	3,779	5,610	7,689	10,289	11,297	15,165	19,557
Investment in liquid mutual funds and certificate of deposits	–	–	930	1,168	684	–	–	–	3,497	119	341
Net current assets	0.06	2,018	1,220	2,384	3,832	7,137	8,496	12,288	13,141	17,541	22,428
Total assets	0.04	2,861	3,253	5,242	6,897	11,162	13,490	17,846	22,268	28,854	35,815
Shareholding related											
Number of shareholders	7	77,010	66,945	1,58,725	1,95,956	4,88,869	5,55,562	4,96,907	3,81,716	4,16,623	4,60,139
Market capitalization – period end	NA	26,847	32,909	61,073	82,154	1,15,307	82,362	75,837	1,50,110	1,86,100	1,64,592
Public shareholding (%) [3]	–	68.32	65.56	70.20	66.55	64.35	64.31	64.38	65.32	66.36	70.49
Credit rating											
Standard & Poor's				BBB	BBB	BBB	BBB+	BBB+	BBB+	BBB+	BBB+
Dun & Bradstreet			5A1	5A1	5A1	5A1	5A1	5A1	5A1	5A1	5A1
Corporate governance rating											
CRISIL – (GVC)			Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1
ICRA			CGR 1	CGR 1	CGR 1	CGR 1	CGR 1	CGR 1	CGR 1	CGR 1	CGR 1

Notes: The above figures are based on Indian GAAP (standalone).

[1] Excluding extraordinary activities / exceptional items

[2] Calculated on a per share basis, adjusted for bonus issues in previous years

[3] Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders)

[4] The Balance Sheet Items of 2011 and 2012 are in accordance with the new Schedule VI, which will affect only the Net Current Assets, and Total Assets figures.

Revenue segmentation

Geographic segmentation

in %

Particulars	2012	2011
North America	63.9	65.3
Europe	21.9	21.5
India	2.2	2.2
Rest of the World	12.0	11.0
Total	100.0	100.0

Industry segmentation

in %

Particulars	2012	2011
Insurance, Banking and Financial services	35.1	35.9
Banking and Financial services	*27.9*	*27.8*
Insurance	*7.2*	*8.1*
Manufacturing	20.5	19.6
Retail and Life Sciences	23.0	20.5
Retail and Consumer Packged Goods	*15.7*	*14.1*
Transport and Logistics	*1.8*	*1.9*
Life Sciences [1]	*3.9*	*3.5*
Health Care [1]	*1.6*	*1.0*
Energy, Utilities, Communications and Services	21.4	24.0
Energy and Utilities	*5.9*	*6.1*
Telecom	*10.2*	*12.9*
Others [1]	*5.3*	*5.0*
Total	100.0	100.0

[1] *Reported under 'Services' and 'Others' in fiscal year 2011*

Project type

The project types (excluding products) are as follows :

in %

Particulars	2012	2011
Fixed price	39.3	40.3
Time and material	60.7	59.7
Total	100.0	100.0

Service offering

in %

Particulars	2012	2011
Business IT Services	63.0	62.8
Application Development	*16.8*	*16.0*
Application Maintenance	*21.6*	*22.9*
Infrastructure Management Services	*6.0*	*6.3*
Testing Services	*7.9*	*7.5*
Product Engineering Services	*3.4*	*2.4*
Business Process Management	*4.6*	*4.9*
Others	*2.7*	*2.8*
Consulting, Package Implementation and Others	31.2	31.2
Products, Platforms and Solutions	5.8	6.0
Products	*4.6*	*4.9*
Business Process Management (BPM) Platform [1]	*0.9*	*0.7*
Others	*0.3*	*0.4*
Total	100.0	100.0

[1] *Earlier shown under Business IT Services*

Geographic segmentation – Fiscal 2012


2.2
12.0
21.9
63.9
North America
India
Europe
Rest of the World

Industry segmentation – Fiscal 2012


21.4
35.1
23.0
20.5
Insurance, Banking and Financial Services
Manufacturing
Retail and Life Sciences
Energy, Utilities, Communications and Services

Service offering – Fiscal 2012


5.8
31.2
63.0
Business IT Services
Products, Platforms and Solutions
Consulting, Package Implementation and Others

Note : The figures mentioned in the above tables in this section are based on IFRS (audited) financial statements.

Statutory obligations

Software Technology Park scheme

We have set up Software Technology Parks (STPs), which are 100% export-oriented units, for the development of software at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mangalore, Mysore, Pune and Thiruvananthapuram. Certain capital items purchased for these centers are eligible for 100% customs and excise duty exemption, subject to fulfillment of stipulated export obligations, which was five times the value of duty-free imports of capital goods, or duty-free purchase of goods subject to excise, over a period of five years on a yearly basis. Beginning April 2001, the export obligation on duty-free import of capital goods or duty-free purchase of goods subject to excise is thrice the value of such goods over a period of five years. Beginning April 2002, the export obligation on duty-free import of capital goods or duty-free purchase of goods subject to excise is thrice the value of such goods over a period of three years. Beginning April 2003, the units are required to achieve positive Net Foreign Exchange earnings (NFE) only. The period to achieve the net positive NFE is five years from the date of commencement of production / renewal of the license for the unit.

The non-fulfillment of export obligations or positive NFE may result in penalties as stipulated by the government, which may have an impact on future profitability.

We have fulfilled our export obligations and achieved positive NFE for all our operations under the STP scheme.

Special Economic Zone scheme

We have set up Special Economic Zone (SEZ) units, which are 100% export-oriented units, for the development of software at Chennai, Chandigarh, Pune, Mangalore, Thiruvananthapuram, Mysore, Hyderabad, Jaipur and Gurgaon.

As per the SEZ Act, the unit will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years, subject to the unit meeting defined conditions. Other fiscal benefits including indirect tax waivers are being extended for setting up, operating and maintaining the unit.

The units operating under the SEZ scheme are required to achieve positive NFE over a period of five years from the date of commencement. We have achieved positive foreign exchange earnings for all our operations under the SEZ scheme. However, in the case of SEZs operationalized during the year, the positive foreign exchange earnings will be met in the future.

Taxation

We benefit from certain significant tax incentives provided to the software industry under Indian Tax laws. The Company was eligible and had claimed tax benefit under STP scheme for export profits earned by STP units upto the year ended March 31, 2011. The STP tax holiday scheme expired on March 31, 2011. Currently, the profit of SEZ units in proportion of export turnover to total turnover of the units is eligible for deduction. As per the SEZ Act, the SEZ units are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for the next five years. Certain tax benefits are also available for a further five years subject to the units meeting defined conditions.

The details regarding the commencement of operations at our SEZ locations and the year upto which the deduction under the SEZ scheme is available are as follows :

Location as SEZ Developer, Co-Developer and Unit	Units at SEZ	Year of commencement [1]	Tax exemption	
			Claimed from [1]	Available upto [1]
Infosys Limited, SEZ				
SEZ Co-Developer at Mahindra World City, Chennai	Unit I	2006	2006	2020
	Unit II	2011	2011	2025
SEZ Unit at Rajiv Gandhi Chandigarh Technology Park, Chandigarh	Unit I	2007	2007	2021
SEZ Developer at Pune	Unit I	2008	2008	2022
SEZ Developer at Mangalore	Unit I	2008	2008	2022
SEZ Co-Developer at Techno Park, Thiruvananthapuram	Unit I	2010	2010	2024
SEZ Developer at Mysore	Unit I	2011	2011	2025
SEZ Developer at Hyderabad	Unit I	2011	2011	2025
SEZ Co-Developer at Mahindra World City Jaipur Ltd., Jaipur	Unit I	2012	2012	2026
Infosys BPO, SEZ				
SEZ Unit at Infosys Ltd., Pune	Unit I	2008	2008	2022
	Unit II	2012	2012	2026
SEZ Co-Developer at Mahindra World City Jaipur Ltd., Jaipur	Unit I	2009	2009	2023
SEZ Unit at DLF, Gurgaon	Unit I	2009	2009	2023

[1] *Financial year*

The benefits of these tax incentive programs have historically resulted in an effective tax rate, well below the statutory rates for us. There is no assurance that the Government of India will continue to provide these incentives.

The government may reduce or eliminate the tax exemptions provided to Indian exporters at any time in the future. This may result in our export profits being fully taxed, and may adversely affect the post-tax profits in the future.

On a full tax-paid basis, without any duty concessions on equipment, hardware and software, our post-tax profits for the relevant years are estimated as follows:

in ₹ crore, except per share data

Particulars	2012	2011	2010
Profit before tax	11,683	9,313	7,900
Less : Additional depreciation on duty waived for certain assets	53	49	70
Reduction in other income	81	53	49
Adjusted profit before tax	11,549	9,211	7,781
Less : Income tax on the above on full tax basis	3,895	3,162	2,776
Restated profit after tax	7,654	6,049	5,005
Restated basic EPS (₹)	133.96	105.89	87.74

Note : The figures above are based on IFRS financial statements. However, it may be noted that this is only an academic exercise. We have provided for Income Tax in full in the respective years and there is no carried-forward liability on this account.

Human resource valuation

A fundamental dichotomy in accounting practices is between human and non-human capital. As a standard practice, non-human capital is considered as assets and reported in the financial statements, whereas human capital is mostly ignored by accountants. The definition of wealth as a source of income inevitably leads to the recognition of human capital as one of the several forms of wealth such as money, securities and physical capital. As a standard practice, Infosys reports the value of its employees using the Lev & Schwartz model. We have developed a new model to quantify this value, in partnership with GIST Advisory this year.

The Infosys GIST-HCX Model is based on a present value calculation of the increase in future earnings of employees during their employment at Infosys. Unlike conventional models, it also accounts for the impact of attrition on our human capital value, and therefore also quantifies the value of the positive human capital externality being generated by Infosys. Human Capital Externality refers to the benefit derived by society when employees whose human capital value is enhanced due to training and employee development at Infosys, leave the company.

The model discounts future earnings at an appropriate discount rate, and utilizes a long-run inflation rate consistent with the Reserve Bank of India's target for inflation expectations.

in ₹ crore, unless stated otherwise

	2012	2011	Annual Change
Employees (No.)			
Software professionals	1,41,788	1,23,811	14.52%
Support	8,206	7,009	17.08%
Total	1,49,994	1,30,820	14.66%
Value of human capital			
Software professionals	1,15,900	89,507	29.49%
Support	9,817	8,640	13.62%
Total	1,25,717	98,147	28.09%
Value of human capital externality			
Software professionals	6,182	4,702	31.48%
Support	649	563	15.28%
Total	6,831	5,265	29.74%
Total value of human capital and human capital externality	1,32,548	1,03,412	28.17%
Ratio			
Value of human capital per employee	0.84	0.75	12.00%

Assumptions :

1. Long run inflation rate assumed at 5%

2. Discounting rate assumed at 4%

Value-added statement

in ₹ crore, except as otherwise stated

	2012	%	2011	%	Growth %
Value-added					
Income	33,734		27,501		22.7
Less : Operating expenses excluding personnel costs					
Software development and business process management expenses	2,634		2,083		
Selling and marketing expenses	397		294		
General and administration expenses	1,647		1,304		
Value-added from operations	29,056		23,820		22.0
Other income (including exceptional items)	1,904		1,211		
Total value-added	30,960		25,031		23.7
Distribution of value-added					
Human resources					
Salaries and bonus	18,340	59.2	14,856	59.4	23.5
Providers of capital					
Dividend [1]	2,699	8.7	3,445	13.8	(21.7)
Minority interest	–	–	–	–	–
Interest on debt	–	–	–	–	–
	2,699	8.7	3,445	13.8	(21.7)
Taxes					
Corporate income taxes	3,367	10.9	2,490	9.9	35.2
Dividend tax [1]	438	1.4	568	2.3	(22.9)
	3,805	12.3	3,058	12.2	24.4
Income retained in business					
Depreciation and amortization	937	3.0	862	3.4	8.7
Retained in business	5,179	16.8	2,810	11.2	84.3
	6,116	19.8	3,672	14.6	66.6
Total	30,960	100.0	25,031	100.0	23.7

Note : *The figures above are based on IFRS financial statements.*

[1] *Considered on accrual basis*

Brand valuation

The strength of the invisible

We have used various models for evaluating assets of the Balance Sheet periodically to bring advances in financial reporting to the notice of our shareholders. The aim of such modeling is to lead the debate on the Balance Sheet of the next millennium. These models are still the subject of debate among researchers and using the data in projecting the future is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using these models or data.

A Balance Sheet discloses the financial position of a company. The financial position of an enterprise is influenced by the economic resources it controls, its financial structure, liquidity and solvency, and its capacity to adapt to changes in the business environment. However, it is becoming increasingly clear that intangible assets have a significant role in defining the growth of a high-tech company.

Valuing the brand

The wave of brand acquisitions in the late 1980s exposed the hidden value of highly branded companies, and brought brand valuation to the fore. The values associated with a product or service are communicated to the consumer through the brand. Consumers no longer want just a product or service, they want a relationship based on trust and familiarity.

A brand is much more than a trademark or a logo. It is a 'trust mark' – a promise of quality and authenticity that clients can rely on. Brand equity is the value addition provided to a product or a company by its brand name. It is the financial premium that a buyer is willing to pay for the brand over a generic or less worthy brand. Brand equity is not created overnight. It is the result of the relentless pursuit of quality in manufacturing, selling, servicing, advertising and marketing. It is integral to the quality of client experiences in dealing with the Company and its services over a period.

The sixth annual BRANDZ™ Top 100 Most Valuable Global Brands ranking published in conjunction with Bloomberg and Kantar Worldpanel was announced in 2011 by Millward Brown. According to the evaluation of the ranking panelists, the contribution of brand value in commanding price premiums and decreased cost of entry into new markets and categories is significant. Companies adopt strategic approaches and best practice methodologies to improve their brand value.

Approach to brand valuation

The task of measuring brand value is a complex process. Several models are available for assessing brand value. The most widely used is the brand-earnings-multiple model. There are several variants of this model.

We have adapted the generic brand-earnings-multiple model (reference : ***Valuation of Trademarks and Brand Names*** by Michael Birkin in the book, ***Brand Valuation***, edited by John Murphy and published by Business Books Limited, London) to value our corporate brand, 'Infosys'. The methodology followed for valuing our brand is as follows :

- Determine brand profits by eliminating the non-brand profits from the total profits
- Restate the historical profits at present-day values
- Provide for the remuneration of capital to be used for purposes other than promotion of the brand
- Adjust for taxes
- Determine the brand strength or brand earnings multiple.

Brand strength multiple is a function of several factors such as leadership, stability, market, global reach, trend, support and protection. We have evaluated these factors on a scale of 1 to 100 internally, based on the information available.

Brand valuation

in ₹ crore

	2012	2011	2010
Profit before interest and tax	11,683	9,313	7,900
Less : Non-brand income	1,714	1,090	891
Adjusted profit before tax	9,969	8,223	7,009
Inflation factor	1.000	1.088	1.184
Present value of brand profits	9,969	8,947	8,299
Weightage factor	3	2	1
Weighted average profits	9,350	–	–
Remuneration of capital	1,519	–	–
Brand-related profits	7,831	–	–
Tax	2,541	–	–
Brand earnings	5,290	–	–
Brand multiple	10.64	–	–
Brand value	56,286	–	–

Assumptions :

1. *The figures above are based on IFRS financial statements.*
2. *Brand revenue is total revenue excluding other income after adjusting for the cost of earning such income, since this is an exercise to determine our brand value as the Company and not for any of our products or services.*
3. *Inflation is assumed at 8.80% per annum.*
4. *5% of the average capital employed is used for purposes other than promotion of the brand and tax rate is at 32.45%.*
5. *The earnings multiple is based on our ranking against the industry average based on certain parameters (exercise undertaken internally and based on available information).*

in ₹ crore

	2012	2011	2010
Brand value	56,286	40,509	36,907
Market capitalization	1,64,592	1,86,100	1,50,110
Brand value as a percentage of market capitalization (%)	34.2	21.8	24.6
Brand value / revenue (x)	1.67	1.47	1.62

Economic Value-Added (EVA®) statement

Economic Value-Added is the surplus generated by an entity after meeting an equitable charge towards providers of capital. It is the post-tax return on capital employed (adjusted for the tax shield on debt) less the cost of capital employed. Companies which earn higher returns than cost of capital create value, and companies which earn lower returns than cost of capital are deemed harmful for shareholder value.

in ₹ crore, except as otherwise stated

	2012	2011	2010	2009	2008
Cost of capital					
Return on risk-free investment (%)	7.99	7.66	7.20	7.00	8.00
Market premium (%)	5.00	5.00	5.00	7.00	7.00
Beta variant	0.71	0.71	0.68	0.74	0.76
Cost of equity (%)	11.54	11.21	10.60	12.18	13.32
Average debt / total capital (%)	–	–	–	–	–
Cost of debt – net of tax (%)	NA	NA	NA	NA	NA
Weighted Average Cost of Capital (WACC) (%)	11.54	11.21	10.60	12.18	13.32
Average capital employed	30,382	25,688	21,634	17,431	12,527
Economic Value-Added (EVA®)					
Operating profits	9,779	8,102	6,910	6,421	4,640
Less : Tax	3,367	2,490	1,681	919	685
Cost of capital	3,506	2,880	2,293	2,123	1,669
Economic Value-Added	2,906	2,732	2,936	3,379	2,286
Enterprise value					
Market value of equity	1,64,592	1,86,100	1,50,110	75,837	82,362
Add : Debt	–	–	–	–	–
Less : Cash and cash equivalents	20,968	16,810	15,819	10,993	8,307
Enterprise value	1,43,624	1,69,290	1,34,291	64,844	74,055
Return ratios					
PAT / average capital employed (%)	27.4	26.6	28.7	34.3	37.2
EVA® / average capital employed (%)	9.6	10.6	13.6	19.4	18.2
Enterprise value / average capital employed (x)	4.7	6.6	6.2	3.7	5.9
Growth (%)					
Operating profits	20.7	17.3	7.6	38.4	19.7
Average capital employed	18.3	18.7	24.1	39.1	37.0
EVA®	6.4	(6.9)	(13.1)	47.8	7.7
Market value of equity	(11.6)	24.0	97.9	(7.9)	(28.6)
Enterprise value	(15.2)	26.1	107.1	(12.4)	(32.2)

Notes: Cost of equity = return on risk-free investment + expected risk premium on equity investment adjusted for the beta variant in India.
The figures above are based on IFRS financial statements. The data for the year 2008 is as per consolidated Indian GAAP.
Cash and cash equivalents include investments in certificate of deposits and investments in available-for-sale financial assets.


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
50%
40%
30%
20%
10%
0%
2008
2009
2010
2011
2012

	2008	2009	2010	2011	2012
EVA (₹ crore)	2,286	3,379	2,936	2,732	2,906
PAT as a % of average capital employed	37.2%	34.3%	28.7%	26.6%	27.4%

Balance Sheet including intangible assets

in ₹ crore

Particulars	As at March 31, 2012	As at March 31, 2011
ASSETS		
Current assets		
Cash and cash equivalents	20,591	16,666
Available-for-sale financial assets	32	21
Investment in certificates of deposit	345	123
Trade receivables	5,882	4,653
Unbilled revenue	1,873	1,243
Derivative financial instruments	–	66
Prepayments and other current assets	1,523	917
Total current assets	30,246	23,689
Non-current assets		
Property, plant and equipment	5,409	4,844
Goodwill	993	825
Intangible assets		
Brand value	56,286	40,509
Human resources value	1,25,717	98,147
Other intangible assets	173	48
Available-for-sale financial assets	12	23
Deferred income tax assets	316	378
Income tax assets	1,037	993
Other non-current assets	162	463
Total non-current assets	1,90,105	1,46,230
Total assets	2,20,351	1,69,919
LIABILITIES AND EQUITY		
Current liabilities		
Trade payables	23	44
Derivative financial instruments	42	–
Current income tax liabilities	1,054	817
Client deposits	15	22
Unearned revenue	545	518
Employee benefit obligations	498	140
Provisions	133	88
Other current liabilities	2,456	2,012
Total current liabilities	4,766	3,641
Non-current liabilities		
Deferred income tax liabilities	12	–
Employee benefit obligations	–	259
Other non-current liabilities	109	60
Total liabilities	4,887	3,960
Equity		
Share capital	286	286
Share premium	3,089	3,082
Retained earnings	29,816	23,826
Capital reserves – intangible assets	1,82,003	1,38,656
Other components of equity	270	109
Total equity attributable to equity holders of the Company	2,15,464	1,65,959
Total liabilities and equity	2,20,351	1,69,919

Notes: The figures above are based on IFRS financial statements.
This Balance Sheet is provided for the purpose of information only. We accept no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.

Intangible assets score sheet

We caution investors that this data is provided only as additional information to them. We are not responsible for any direct, indirect or consequential losses suffered by any person using this data.

From the 1840s to the early 1990s, a corporate's value was mainly driven by its tangible assets – values presented in the corporate Balance Sheet. The Managements of companies valued these resources and linked all their performance goals and matrices to these assets – return on investment and capital turnover ratio. The market capitalization of companies also followed the value of tangible assets shown in the Balance Sheet with the difference seldom being above 25%. In the latter half of the 1990s, the relationship between market value and tangible asset value changed dramatically. By early 2000, the book value of the assets represented less than 15% of the total market value. In short, intangible assets are the key drivers of market value in this new economy.

A knowledge-intensive company leverages know-how, innovation and reputation to achieve success in the marketplace. Hence, these attributes should be measured and improved upon year after year to ensure continual success. Managing a knowledge organization necessitates a focus on the critical issues of organizational adaptation, survival, and competence in the face of ever-increasing, discontinuous environmental change. The profitability of a knowledge firm depends on its ability to leverage the learnability of its professionals, and to enhance the reusability of their knowledge and expertise. The intangible assets of a company include its brand, its ability to attract, develop and nurture a cadre of competent professionals, and its ability to attract and retain marquee clients.

Intangible assets

The intangible assets of a company can be classified into four major categories : human resources, intellectual property assets, internal assets and external assets.

Human resources

Human resources represent the collective expertise, innovation, leadership, entrepreneurship and managerial skills of the employees of an organization.

Intellectual property assets

Intellectual property assets include know-how, copyrights, patents, products and tools that are owned by a corporation. These assets are valued based on their commercial potential. A corporation can derive its revenues from licensing these assets to outside users.

Internal assets

Internal assets are systems, technologies, methodologies, processes and tools that are specific to an organization. These assets give the organization a unique advantage over its competitors in the marketplace. These assets are not licensed to outsiders. Examples of internal assets include methodologies for assessing risk, methodologies for managing projects, risk policies and communication systems.

External assets

External assets are market-related intangibles that enhance the fitness of an organization for succeeding in the marketplace. Examples are customer loyalty (reflected by the repeat business of the Company) and brand value.

The score sheet

We published models for valuing two of our most important intangible assets – human resources and the 'Infosys' brand. This score sheet is broadly adopted from the intangible asset score sheet provided in the book titled, ***The New Organizational Wealth***, written by Dr. Karl-Erik Sveiby and published by Berrett-Koehler Publishers Inc., San Francisco.

We believe such representation of intangible assets provides a tool to our investors for evaluating our market-worthiness.

Clients

The growth in revenue is 15.8% this year, compared to 25.8% in the previous year (in U.S. dollar). Our most valuable intangible asset is our client base. Marquee clients or image-enhancing clients contributed 48% of revenues during the year. They gave stability to our revenues and also reduced our marketing costs.

The high percentage of revenues, 97.8% from repeat orders during the current year, is an indication of the satisfaction and loyalty of our clients. The largest client contributed 4.3% to our revenue, compared to 4.7% during the previous year. The top 5 and 10 clients contributed around 15.5% and 24.6% to our revenue respectively, compared to 15.4% and 25.7% respectively, during the previous year. Our strategy is to increase our client base and, thereby, reduce the risk of depending on a few large clients. During the year, we added 172 new clients compared to 139 in the previous year. We derived revenue from customers located in 72 countries against 71 countries in the previous year. Sales per client grew by around 3.5% from US $9.74 million in the previous year to US $10.08 million this year. Days Sales Outstanding (DSO) was 60 days this year compared to 63 days in the previous year.

Organization

During the current year, we invested around 2.53% of the value-added (2.32% of revenues) in technology infrastructure, and around 2.20% of the value-added (2.02% of revenues) on R&D activities.

A young, fast-growing organization requires efficiency in the area of support services. The average age of support employees is 32.2 years, as against the previous year's average age of 31.8 years. The sales per support staff (in ₹) has increased during the year compared to the previous year and the proportion of support staff to the total organizational staff, has marginally increased over the previous year.

People

We are in a people-oriented business. We added 45,605 employees this year on gross basis (net 19,174) from 43,120 (net 17,024) in the previous year. We added 14,966 laterals this year against 15,883 in the previous year. The education index of employees has gone up substantially to 3,91,955 from 3,43,407. This reflects the quality of our employees. Our employee strength comprises people from 89 nationalities as at March 31, 2012. The average age of employees as at March 31, 2012 was 27. Attrition was 14.7% for this year compared to 17.0% in the previous year (excluding subsidiaries).

Notes:

1. *Marquee or image-enhancing clients are those who enhance the Company's market-worthiness, typically, Fortune 500 clients. They are often reference clients for us.*
2. *Sales per client is calculated by dividing total revenue by the total number of clients.*
3. *Repeat business revenue is the revenue during the current year from those clients who contributed to our revenue during the previous year too.*
4. *Value-added statement is the revenue less payment to all outside resources. The statement is provided in the **Value-added statement** section of this document.*
5. *Technology investment includes all investments in hardware and software, while total investment in the organization is the investment in our fixed assets.*
6. *The average proportion of support staff is the average number of support staff to average total staff strength.*
7. *Sales per support staff is our revenue divided by the average number of support staff (support staff excludes technical support staff)*
8. *The education index is shown as at the year end, with primary education calculated as 1, secondary education as 2 and tertiary education as 3.*

External structure – our clients

	2012	2011
Revenue growth (%)		
In U.S. dollar terms	15.8	25.8
In rupee terms	22.7	20.9
Exports / total revenue (%)	97.8	97.8
Clients		
Total	694	620
Added during the year (gross)	172	139
Marquee clients		
Total	151	138
Added during the year (gross)	22	22
Revenue contribution (%)	48	50
Revenue derived – number of countries	72	71
Efficiency		
Sales per Client		
US $ million	10.08	9.74
₹ crore	48.61	44.36
Sales and marketing expenses / revenue (%)	5.21	5.50
DSO (days)	60	63
Provision for debts / revenue (%)	0.18	0.01
Stability		
Repeat business (%)	97.8	98.0
No. of clients accounting > 5% of revenue	–	–
Client concentration		
Top client (%)	4.3	4.7
Top 5 clients (%)	15.5	15.4
Top 10 clients (%)	24.6	25.7
Client distribution		
1 million-dollar +	399	366
5 million-dollar +	190	187
10 million-dollar +	132	126
20 million-dollar +	79	73
30 million-dollar +	64	53
40 million-dollar +	50	41
50 million-dollar +	40	28
60 million-dollar +	28	24
70 million-dollar +	23	19
80 million-dollar +	17	15
90 million-dollar +	16	11
100 million-dollar +	13	11
200 million-dollar +	2	2
300 million-dollar +	1	–

Internal structure – our organization

	2012	2011
R&D		
R&D / total revenue (%)	2.02	1.94
R&D / value-added (%)	2.20	2.13
Technology investment		
Investment / revenue (%)	2.32	2.33
Investment / value-added (%)	2.53	2.56
Total investment		
Total investment / total revenue (%)	4.27	4.73
Total investment / value-added (%)	4.66	5.20
Efficiency		
Sales per support staff		
US $ million	0.91	0.92
₹ crore	4.38	4.20
General and administrative expenses / revenue (%)	7.08	7.17
Average proportion of support staff (%)	5.46	5.35
Stability		
Average age of support staff (years)	32.2	31.8

Competence – our people

	2012	2011
Total employees	1,49,994	1,30,820
Added during the year		
Gross	45,605	43,120
Net	19,174	17,024
Laterals added	14,966	15,883
Staff education index	3,91,955	3,43,407
Employees – number of nationalities	89	88
Gender classification (%)		
Male	65.2	66.2
Female	34.8	33.8
Efficiency		
Value-added / employee (₹ crore)		
Software professionals	0.23	0.22
Total employees	0.22	0.20
Value-added / employee (US $ million)		
Software professionals	0.05	0.05
Total employees	0.05	0.05
Stability		
Average age of employees (years)	27	27
Attrition – excluding subsidiaries (%)	14.7	17.0
Attrition – excluding involuntary separation (%)	14.0	15.5

Note : The above figures are based on IFRS financial statements.

ValueReporting™

At Infosys, we have always believe that information asymmetry between the Management and shareholders should be minimized. Accordingly, we have been at the forefront in practicing progressive and transparent disclosures. We were the first in India to adopt the U.S. Generally Accepted Accounting Principles (GAAP). Further, we were the first foreign private issuer in India to file primary financial statements with the Securities and Exchange Commission (SEC) in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This year we have valued our human capital and the human capital positive externality under a new model [1]. Thereafter, we rapidly progressed to additional disclosures that give deeper insights to the way we run our business and our value creation. We continue to provide additional information even though it is not mandated by law because we believe that it will enable investors to make more informed decisions based on our performance.

The book, ***The Value Reporting Revolution: Moving Beyond the Earnings Game***, authored by Robert Eccles, Robert Herz, Mary Keegan and David Phillips, associated to the accounting firm, PricewaterhouseCoopers, (published by John Wiley & Sons, Inc., U.S., ©2001), acknowledged the need to go beyond GAAP in providing information to shareholders. In their book, ***Building Public Trust: The Future of Corporate Reporting*** (published by John Wiley & Sons, Inc., U.S., ©2002 PricewaterhouseCoopers), our business model and reporting were referred to in detail.

We believe the following ValueReporting™ paradigm applies to us :

The ValueReporting™ paradigm


Better Managed Business
Infosys Investors
Creation
Create sustainable customer value through our service and solution offerings
Grow responsibly with industry leading profitability
Preservation
Exercise judicious control over expenses to ensure predictability in earnings
De-risk growth to ensure high-quality growth, thereby protecting shareholders' value
Realization
Seek to meet or exceed our communicated goals
Seek to realize shareholder expectations through improved investor communications
Infosys Group

We identified the need to provide a range of non-financial parameters early in our existence – before our Indian public offering in 1993.

To reduce information asymmetry, we make the following disclosures in addition to the mandated Indian and IFRS financial statements and supplementary data as required by the relevant statutes:

- Brand valuation
- Balance Sheet including intangible assets
- Economic Value-Added (EVA®) statement
- Intangible asset scorecard
- Risk management report
- Human resource accounting and value-added statement

[1] *Refer to the Human Resource valuation for details.*

The Corporate Reporting™ framework


Market Overview
Competitive environment
Regulatory environment
Macro environment
Strategy and Structure
Goals and objectives
Governance
Risk framework
Organizational design
Innovation
Managing for value
Financial assets
Physical assets
Customers
People
Brands and intellectual assets
Supply chain
Society
Performance
Economic
Operating
Environmental, social and ethical
Segmental

By adopting similar internal measures to evaluate business performance, our employees are adjudged based on metrics that are additional to the financials. This balances financial and non-financial performance across all levels of the organization. Accordingly, we seek to align the measures by which stakeholders measure our performance with what results in employee rewards.

In addition to the Annual Report, a Sustainability Report measuring compliance against the Global Reporting Initiative (GRI) is also being published since fiscal 2008. We are voluntarily participating in the voluntary filing program of GRI initiated by XBRL International Inc. in 2012.

In fiscal 2005, we adopted and furnished eXtensible Business Reporting Language (XBRL) data to the U.S. Securities and Exchange Commission (SEC) for the first time. We are the 4th Company worldwide to adopt the XBRL. As the SEC website is under preparation for the acceptance of IFRS XBRL filings, we have not been furnishing our IFRS filings after March 31, 2009, although we have completed a pilot testing on XBRL statements in IFRS. We have been invited by the International Accounting Standards Board to conduct pilot testing of the new versions of the IFRS taxonomy and have tested on the detailed tagging of the IFRS taxonomy.

The book, ***One Report: Integrated Reporting for a Sustainable Strategy,*** authored by Robert Eccles and Michael Krzus, (published by John Wiley & Sons, Inc., U.S., © 2010), analyzes the need to give one integrated report for financial and non-financial measures for providing information to shareholders. Although we give all the information through multiple reports today, we will strive towards an integrated report in future. In an endeavor to achieve the same, we have significantly enhanced the involvement of social media network by having a company presence on Facebook™ and Twitter™ for interacting with a wider and larger part of the stakeholder community. We have also adopted a social media policy that provides guidelines for participating in social media responsibly without compromising the Company's interest by deliberate or inadvertent disclosure of company confidential / proprietary information. Further, in an effort to increase the robustness of our non-financial valuations to a more contemporary model, we have valued our human capital valuation together with the newer dimension on human externality valuation using a new model. The model assumptions and parameters have been discussed in detail in the ***Human resource valuation*** section.

In the coming years, we will continue our commitment to furnish additional qualitative information to help our shareholders understand better, the management of our business.

Management structure


Executive Co-Chairman
S. Gopalakrishnan
CEO & Managing Director
S. D. Shibulal
CFO & Member of the Board
V. Balakrishnan
Finacle
M. Haragopal (SVP)
Chief Risk Officer
D. M. Ranganath (VP)
Head - Legal
Samuel Mani Kallupurakal (AVP)
Company Secretary
Member of the Board
B. G. Srinivas
Financial Services & Insurance (FSI)
Retail, CPG, Logistics & Life Sciences (RCL)
U. B. Pravin Rao (SVP & Member of EC)
Business IT Services
Chandra Shekar Kakal (SVP & Member of EC)
Consulting & Systems Integration
Stephen Pratt (SVP & Member of EC)
Sales, Alliances & Marketing
Strategic Global Sourcing (SGS)
Basab Pradhan (SVP & Member of EC)
Products, Platforms & Solutions
Enterprise Mobility
Sustainability
Cloud
Sanjay Purohit (SVP)
Human Resources Development
Nandita Gurjar (SVP & Member of EC)
Facilities, Administration & Security
U. Ramadas Kamath (SVP & Member of EC)
Corporate Relations & Commercial
H. R. Binod (SVP)
Corporate Planning & Business Assurance
Energy, Utilities, Communications & Services (ECS)
Prasad Thrikutam (SVP & Member of EC)
Member of the Board
Ashok Vemuri
Manufacturing (MFG)
Engineering Services
Member of the Board
Srinath Batni
Computers & Communications Division
K. Muralikrishna (SVP)
Quality & Productivity
Satyendra Kumar (SVP)
Information Systems
Ganesh Gopalakrishnan (VP)
Security Audit & Architecture
P. D. Mallya (VP)
Communication Design Group
Rajesh Thampy
Education & Research
Srikantan Moorthy (SVP)
Infosys Labs
G. V. Subramanyam (SVP)
Infosys Leadership Institute
Dr. Matthew Barney (VP)

Infosys Corporate Organization Structure

Legend:

EC : Executive Council

* : This unit also has a dotted line reporting into the Executive Co-Chairman

▭ : Global Industry Groups

Designations:

CEO : Chief Executive Officer
CFO : Chief Financial Officer
SVP : Senior Vice President
VP : Vice President
AVP : Associate Vice President

As on April 1, 2012

Infosys Science Foundation

Instituted in 2009, the Infosys Science Foundation (ISF) is a not-for-profit trust to promote research in the sciences, mainly in India. The ISF has two flagship initiatives – the Infosys Prize and the more recently established Infosys Science Foundation Lecture Series.

The Infosys Science Foundation focuses mainly on the governance and running of the Infosys Prize – an annual award to honor outstanding achievements of contemporary researchers and scientists across five categories: Engineering and Computer Sciences, Life Sciences, Mathematical Sciences, Physical Sciences and Social Sciences, each carrying a prize comprises a gold medal, a citation and a purse of ₹ 50 Lakh.

Nominations are evaluated by an eminent jury in each area, comprising outstanding international personalities including Nobel laureates. The Infosys Prize 2011 were given to:

Prof. Kalyanmoy Deb *(Engineering and Computer Science)* – for his contributions to the emerging field of Evolutionary Multi-objective Optimization that has led to advances in non-linear constraints, decision uncertainty, programming and numerical methods, computational efficiency of large-scale problems and optimization algorithms.

Dr. Imran Siddiqi *(Life Sciences)* – for his contributions to the basic understanding of clonal seed formation in plants which can be applied to revolutionize agriculture, especially in the developing world.

Prof. Kannan Soundararajan *(Mathematical Sciences)* – for his work in analytic number theory and development of new techniques to study critical values of general zeta functions to prove the Quantum Unique Ergodicity Conjecture for classical holomorphic forms.

Prof. Sriram Ramaswamy *(Physical Sciences)* – for his pioneering work in the field of active matter that enables a detailed exploration into several aspects of the collective behavior of living systems as interacting mechanical entities with distributed input and dissipation of energy.

Prof. Raghuram G. Rajan *(Social Sciences – Economics)* – for his work in analyzing the contribution of financial development to economic growth, as well as the potentially harmful effects of dysfunctional incentives that lead to excessive risk-taking.

Dr. Pratap Bhanu Mehta *(Social Sciences – Political Science)* – for his contribution to political philosophy and social theory, and also for his insightful analysis of India's politics and public policy.

At the prize presentation ceremony in Bangalore on January 9, 2012, Dr. A. P. J. Abdul Kalam, the 11th President of India, who was the chief guest, lauded the works of the winners for their potential impact on society. For instance, the winner of the Infosys Prize for Life Sciences, Dr. Imran Siddiqi, made breakthrough contributions to the basic understanding of clonal seed formation in plants which can be applied to revolutionize agriculture, especially in the developing world. For more details about the winners, visit *www.infosys-science-foundation.com*.

Recently, the trustees of the ISF announced a new prize category in the Humanities. The category will include Archaeology, History, Legal Studies, Linguistics, Literary Studies and Philosophy. It will be chaired by Prof. Amartya Sen. By expanding the scope of the prize with this cluster of subjects, the trustees hope to create an incentive for students and researchers in this field in a way that already exists for the other sciences.

Prof. Kaushik Basu, C. Marks Professor of International Studies and Professor of Economics at Cornell University and Economic Advisor to the Government of India, was chosen to chair the Social Sciences prize category since Prof. Amartya Sen would be chairing the Humanities category.

In September 2011, the ISF also instituted the Infosys Science Foundation Lectures. This public lecture series is open to all and hopes to engage scientifically inclined members of the public, students and researchers who want to know more about the particular field that the lecture discusses. The ISF held eight lectures in all until March 2012, delivered by winners and jurors of the Infosys Prize. The lecture recordings are available at our website: *www.infosys-science-foundation.com*.

The following lectures were held in 2011-2012:

Prof. Michael Sandel – Anne T. and Robert M. Bass *Professor of Government at Harvard University* and *Juror for Infosys Prize in Social Sciences*, 2011

- ***Justice: What's the right thing to do?***
  Infosys Campus, Bangalore, March 12, 2012
- ***What's Fair?: Equality, affirmative action, and meritocracy***
  NIMHANS Convention Centre, Bangalore, March 12, 2012
- ***Justice: Equality, inequality, and the good society***
  Nehru Centre, Mumbai, March 13, 2012
- ***What Money Can't Buy: The moral limits of markets***
  India International Centre, Delhi, March 14, 2012

Prof. Shrinivas Kulkarni – *Director, Caltech Optical Observatories* and *Jury Chair for Infosys Prize in Physical Sciences*, 2009 – till date

- ***The Restless Universe***
  IISc, Bangalore, September 29, 2011
- ***Astronomy on the Cusp: A subject driven by progress in technology***
  Infosys Campus, Bangalore, December 7, 2011
- ***Astronomy Lecture***
  Nehru Centre, Mumbai, January 8, 2012

Prof. Ashutosh Sharma – *Institute Chair Professor, Chemical Engineering Department; Coordinator of the Nanosciences Center at IIT, Kanpur* and winner of the Infosys Prize in Engineering and Computer Science, 2010

- ***Nanotechnology and Nature-inspired Technologies: Some lessons in scientific common sense and creativity***
  Infosys campus, Bangalore, September 22, 2011

The Infosys Science Foundation also partly sponsored the 7th International Conference on Gravitation and Cosmology organized by the Tata Institute of Fundamental Research (TIFR), Mumbai.

Through such activities outlined above, the Infosys Science Foundation hopes to improve the perception of research as a career, informing and inspiring more people to take up or remain in research. The ISF has begun showcasing researchers and scientists as role models and heroes to be honored and emulated. The lectures help spread this message further and wider.

For more details on the Infosys Science Foundation, visit *www.infosys-science-foundation.com*.

Infosys Foundation

"Thousands of candles can be lit from a single candle, and the life of the candle will not be shortened. Happiness never decreases by being shared."

Gautama Buddha

The Infosys Foundation ('the Foundation') was set up in 1996 with the intention of supporting the underprivileged sections of the society and enriching their lives. Promoted by Infosys Limited, the Foundation started its activities at a modest scale, but has now spread its work across various parts of India. The Foundation's activities range from making healthcare accessible, to spreading education, sponsoring the arts, and rehabilitating affected communities, especially in the rural and underdeveloped regions of India. The key focus areas of the Foundation are :

- Education
- Arts and culture
- Healthcare
- Rural development
- Welfare of the underprivileged

The highlights of some of the projects the Foundation was involved in during 2011-12 are :

Education

The Infosys Foundation supports the cause of primary, secondary and higher education, vocational and professional learning through public and private agencies and believes in empowering people to realize their full potential. Some of the work of the Foundation in this field during 2011-12 are as follows :

- Sponsoring the 7th ***Kannada Vijnana Sammelana*** and 4th National Women's Congress at Gulbarga University
- Offering scholarship programs for meritorious but economically poor students in Karnataka and Hyderabad
- Awarding scholarships to meritorious final year students of Medical Sciences in Bellary
- Awarding 585 scholarships to poor and meritorious students through Prerana, an NGO in Raichur and Bangalore, and Vidya Poshak in Dharwad and Shri Kottala Basaveshwara Bharateeya Shikshana Samithi in Sedam. The Foundation contributed over ₹2 crore in scholarships.
- Helping the publication of ***Manohar Grantha Mala***, the unpublished works of yesteryear writers and aided the archival process
- Donating funds to Isha Education towards the construction of six classrooms at the Cuddalore Rural School, Tamil Nadu
- Donating funds for the distribution of notebooks to students affected by the floods in Bhubaneswar

Stepping up the Foundation's involvement in education, we committed a grant of US $380,000 for the New York City (NYC) Science Education Initiative of the New York Academy of Sciences (NYAS). This initiative is aimed at mentoring students of underserved communities in Science, Technology, Engineering and Math (STEM). The Foundation also worked with the Wayne County Community College District (WCCCD), to offer our software development training program to grow Detroit's technology talent pool.

Arts and culture

The wealth of a civilization and its society is defined by its art and culture. There is a clear need for institutional sponsorship for performing arts to survive and flourish. The Infosys Foundation identifies, nurtures and promotes performing arts through sponsorships. Some of the significant sponsorships for 2011-12 are as follows :

- Music concerts by 12 musicians through the Bharatiya Vidya Bhavan
- Theater events and shows by various artists and troupes

Healthcare

Accessible and affordable healthcare is a necessity for people in developing countries like India. The Infosys Foundation regularly supports programs that address this need. In 2011-12, the Foundation has supported the following initiatives and programs :

- The construction of rest houses at the National Institute of Mental Health and Neuro Sciences (NIMHANS), Bangalore
- Creation of a corpus in several hospitals for treating poor patients. A total of 10 hospitals serving the poor have been beneficiaries
- Contribution of critical life saving medical equipment such as ambulances, incubators, neo-natal resuscitation equipment, drugs and medical facilities have been contributed to various government hospitals and facilities to the tune of ₹50 crore, benefitting thousands of underprivileged people.

Rural development

The need for basic infrastructure is the most critical challenge facing the rural population in India. This becomes especially dire during times of natural disasters. The Foundation believes that along with the support from governments, institutional support also has to be provided on a need basis. The Foundation has lent a helping hand during natural disasters with food, essential supplies and rebuilding lives. In the last 15 years, the Foundation has extended its support and aid amounting to over ₹40 crore. In 2011-12, the Foundation was involved in the following activities :

- Construction of 2,262 houses in Gulbarga, Yadgir, Raichur, Dharwad and Belgaum districts for people whose homes were damaged and livelihoods threatened by the devastating flood of 2009. The Foundation spent around ₹30 crore on this project.
- Sponsorship of airfare for 20 destitute women in Bahrain
- Construction of 400 houses for flood victims in Andhra Pradesh
- Support for the rehabilitation of 1,000 street children in Delhi through Sathi, an NGO
- Supply of food and clothing for flood victims in Odisha.

Over the years, the Foundation has empowered over 7,50,000 women in three districts in Karnataka by training them in hygiene, health, nutrition, infant care, livelihood, literacy and sanitation through ***Jnanavikasa***.

Welfare of the underprivileged

The Infosys Foundation continues to promote various causes relating to the economically weaker and underprivileged sections of society. In 2011-12, the Foundation was involved in the following activities :

- Support for the rehabilitation of 1,000 ***Devadasis*** – a marginalized community of women – who are victims of a degenerative social practice. The Foundation also supported the education of 1,240 children of ***Devadasi*** women.
- Construction of lavatories with a view to influence a changed ecosystem for health and hygiene in rural India. This will help over 10,000 families in backward districts of Karnataka.
- Support for the development of community-focused awareness programs in Kerala through Org People Multimedia Communications
- Donation to the Swami Vivekananda Seva Trust towards improving tribal schools run by the government of Karnataka in Chamarajanagar.
- Donation of around 5,000 computers to schools for economically weaker sections of society in Bangalore.

Grants by Infosys Limited to the Foundation

The grants made during the last three years are as follows :

Financial Year	Grants (in ₹ crore)
2012	20
2011	–
2010	34

Report on health, safety and environment

During the year, Infosys continued to work towards excellence in Health, Safety and Environment (HSE). The focus was on strengthening existing systems and seeking ways to introduce new measures in our journey of continual improvement.

Employees at all levels remained committed to meeting the set goals and objectives in terms of environment, health and safety management.

Ozone

Ozone, the Infosys Health, Safety and Environmental Management System (HSEMS), was established in 2003, to nurture and strengthen the organization's commitment to protecting the environment, and sharing best practices on creating a safe and healthy workplace. The focus of HSEMS is to constantly strive towards:

- Conservation of resources
- Reducing of pollution
- Adherence to all applicable legislations and
- Eliminating accidents, occupational illnesses and injuries at work

Some of the most significant HSE initiatives undertaken during the year are as follows:

Awareness and employee engagement

We encourage our employees to get actively involved in initiatives to improve society and the environment. Employee-driven eco groups at our development centers initiated campaigns that inculcate eco-friendly lifestyles. Some of the highlights of our environmental campaigns conducted in 2011-12 by our eco groups are as follows:

- The Earth-Hour week which culminated with the 'Earth Hour' being observed globally, as organized by the WWF
- Eco-clubs across all campuses took pledges to reduce water consumption for World Water Day, and ran awareness and action campaigns to engage employees
- Green Connect representatives have been invited to global forums of high repute such as the United Nations Climate Change Conference (COP15) at Copenhagen in December 2009, COP16 in December 2010, and at Durban in 2011. COP16 is the 16th edition of the Conference of the Parties of the United Nations Framework Convention on Climate Change (COP).
- Papers authored by the Green Connect project team have been accepted for publication in the *Infosys Labs Briefings*, our thought leadership journal and were invited to be presented at the Infosys Technology Leadership Series workshop. This is a first for papers being published by a voluntary group.
- Switching to reusable envelopes for proof-submissions with the Infosys Corporate Accounting Group resulted in a reduction of nearly 62%. This meant that 70,000 envelopes were procured for 1,83,607 submissions, compared to a one-on-one procurement prior to this initiative.
- In association with the Computers and Communications Division, through an effective automatic system shut-down drive
- Working with public transport authorities such as the Bangalore Metropolitan Transport Corporation, we were able to mobilize the introduction of nearly 148 buses in six months, with 1,048 trips to and from Electronics City. This has led to an increase in public commute among our employees.

Energy

As with previous years, energy conservation has been one of the main focus areas this year. We achieve this through design optimization, innovation and implementation of newer technology. We have been able to significantly reduce our energy consumption across all campuses.

The per capita (per month) electricity consumption for fiscal 2012 was 202.93 KwH as compared to 296.51 KwH in fiscal 2008 which is a 32% reduction from the base year. This was accomplished through the streamlining of our electricity consumption for air conditioning, lighting and the running of desktops. Our goal is to be carbon neutral by fiscal 2018. This year, we have achieved a reduction of 2.2 MW in the connected load through our Heating, Ventilation, and Air Conditioning (HVAC) retrofits.

Infrastructure development

Every new building at Infosys is constructed using integrated design methods to maximize daylight and minimize heat gain. Efficient building envelopes, with insulated walls and roofs and high performance glass are used to ensure conservation of energy. Currently, we have four 'Leadership in Energy and Environmental Design (LEED)' Platinum rated buildings at Jaipur, Thiruvananthapuram, Hyderabad and Mysore, taking the total green built-up area at Infosys to one million sq. ft.

IT infrastructure

Our operations are not energy-intensive. However, significant measures are taken to reduce the energy consumption by using energy-efficient computers and IT equipment. The following are some of the significant efforts pursued during the year:

- We included energy efficiency as one of the key parameters in IT architecture and adopted latest technology concepts like virtualization, consolidation and cloud to reduce the physical footprint of servers and other equipment, leading to conservation of energy.
- We deployed optimized desktop power management configuration and automated tools designed to force-schedule the shutdown of desktops. Also, around 7,000 older desktops were replaced this year with newer power-efficient models.
- We virtualized and consolidated servers wherever feasible and have deployed tools which automatically check and shutdown idle, project-specific servers. We added capacity to internal enterprise cloud, built to move away from dedicated computing infrastructure used for software development and testing purposes.
- We continued our efforts towards restructuring the existing data centers and server rooms. Around 1,600 sq. ft. server room / lab space has been released. Video and audio conferencing usage has increased steadily, therefore indirectly cutting down the travel requirements and hence the carbon footprint.

Green power

Currently, with a combination of on-site and off-site renewable sources, which includes wind, solar and hydro, we are using nearly 50 million units of green power.

Water

Our water sustainability strategy across campuses includes reducing our consumption; harvesting rainwater and recycling waste water. Our aim is to make our campuses water sustainable. The per capita (per month) fresh water consumption for fiscal 2012 was 2.47 KL as compared to 3.28 KL in Fiscal 2008 which amounts to a 25% reduction from the base year. The Mysore campus meets about 49% of its fresh water requirements from ground water sources within the campus. Over the last several years, we have constructed eight artificial reservoirs in the campus with a total water holding capacity of almost 40 million liters. We have also constructed six large open wells close to these lakes from which water will be drawn for drinking.

Because of our conservation efforts, the campus has successfully reduced its per capita water consumption by 20% in fiscal 2012, which has saved about 124 million liters of fresh water during the year. These at the Infosys Mysore campus helped Infosys win the Confederation of Indian Industry (CII) Award for Excellence in Water Management and an award at the Bangalore World Water Summit 2012.

Carbon emissions

Our goal is to become carbon neutral. We are approaching this objective with a target of reducing our per capita energy consumption by 50% over 2007-2008 levels. We intend to use green power for 100% of our requirements. Our most important objective is to offset the emission levels from our business travel and employee commute by various alternate approaches.

Waste management

A system of waste segregation at source has been established and waste is disposed to recyclers / vendors in adherence to legislation wherever applicable.

Biodiversity

One of our focus areas is to maintain biodiversity at our campuses. We work towards this goal by planting native endangered species at some of our campuses. We have planted about 45,914 trees during fiscal 2012.

Health and safety

Safety

Safety is every employee's responsibility and concern. Employees are expected to report incidents or workplace hazards. An Occupational Health and Safety (OH&S) committee is set up in each development center. This committee comprises representatives from different employee groups. Its role is to proactively assist the employer in developing and implementing the best possible OH&S policies, plans and procedures for eliminating or minimizing occupational risks that are inherent in the business. Hazard and risk identification exercises are carried out and programs / measures for the reduction or mitigation of the same are ensured.

Health Assessment and Lifestyle Enrichment (HALE)

HALE is a best-in-class initiative aimed at improving organizational productivity through employee health and wellbeing. HALE programs span across several development centers. HALE won the 'Best HR Initiative' award along with seven other initiatives from different organizations at the NHRD Conference.

Some of the significant programs held during the year include:

- Anti-Tobacco Week – More than 8,700 employees participated across all Development Centers (DC), and 471 employees pledged to quit smoking.
- HALE Hobby Week – More than 17,000 employees participated in workshops that covered a gamut of hobby options such as chocolate-making, creative writing, poetry, Kirigami, hobby quiz, movie-making, jigsaw puzzle, Bollywood dance, theater, etc.
- HALE Safety Week – More than 38,000 employees participated in this safety campaign. The focus was on five safety themes, food, fire, road, personal and holiday safety. Innovative ways to propagate the safety message included – floor-walks by the Assistant Commissioner of Police, expert talks, interviews, 'Safety Guru' contests, street plays, sessions on personal safety for women, first aid sessions and mime competitions.
- HALE Health Week – More than 68,000 employees participated across development centers (DC) from January 19-25, 2012. The focus was on cardiology, ergonomics and fitness, ophthalmology, dermatology and nutrition.

  Campaigns on oral health and heart care, a diabetes camp, World Osteoporosis Day and World AIDS Day

  Online quizzes, InfyTV specials, health checks, offline contests, Climb the Stairs campaign, Yoga camps and various other activities organized across DC.

While we continue on our journey to become a world-class employer, the HALE team is striving to ensure that it does so with employees who are healthy and are able to balance work and life effectively.

Assessments and reviews

In March 2012, the surveillance audit for ISO 140001:2004 standard and OHSAS 18001:2007 specifications was held and we were recommended for the continuation of certification at all our India DCs. These certifications are a testament to our consistent pursuit of excellence in HSE management at Infosys. Periodic reviews and audits of the HSEMS are conducted for evaluating the HSE performance and the suitability and effectiveness of processes and programs in achieving the objectives and targets set for the year.

PHOENIX – The Business Continuity Management System (BCMS) at Infosys

The surveillance audit for BS25999 standard was conducted during September 2011 and we were recommended for continuation of the certification across all India DCs. Our Business Continuity program Management System (BCMS) comprises of the Emergency Response Phase, the Business Continuity Phase and the Disaster Recovery Phase. The business continuity plans exist at account levels, development center level and corporate level with specific organizations. Mock drills and exercises are carried out as per schedules and the learning from exercises, incidents and threats are analyzed and appropriate preventive and corrective actions are undertaken.

For additional details on HSE programs and our sustainability initiatives, refer to the ***Sustainability Report*** available on our website, *www.infosys.com*.

Financial statements (unaudited) presented in substantial compliance with GAAP requirements of various countries and International Financial Reporting Standards and reports of substantial compliance with the respective corporate governance standards

Over the past decades, transformations in information technology have had a major influence on the economic and political relationships between nations. Thanks to the opening up of financial markets across the globe, investors today have a wide choice of capital markets to invest. Consequently, the global investor must have access to information about the performance of any company, in any market that he or she chooses to invest in. However, differences in language, accounting practices, and reporting requirements in various countries render performance reports by many companies rather investor-unfriendly.

Today, the strength of a global company lies in its ability to access high-quality capital at the lowest cost from a global pool of investors. Such companies study the needs of global investors and publish financial information in a language and form understood by their existing as well as prospective investors. In the process, financial statistics may have to be restated and financial terminology may need to be translated. Indeed, a key issue in international financial analysis is the restatement and translation of financial reports that describe operations conducted in one environment, but which are the subject of review and analysis in another.

The International Financial Reporting Standards (IFRS) have gained significant momentum across the globe. Many countries have adopted IFRS and some, including India, are in the process of adopting the same. The U.S. Securities and Exchange Commission (SEC) permits foreign private issuers to file financial statements in accordance with IFRS without any reconciliation with U.S. GAAP. We have fully adopted IFRS as issued by the International Accounting Standards Board for our filings with SEC, effective March 31, 2009. Audited IFRS statements are available in our Annual Report on Form 20-F, filed with the SEC for the year ended March 31, 2012. The details are also available on our website *www.infosys.com*.

Australia, Canada, France, Germany and U.K. have adopted IFRS. We are presenting the extracts of the unaudited consolidated financial statements for these countries presented in substantial compliance with IFRS in their respective local currencies. The financial information presented in Japanese GAAP in this annual report has been translated from our audited IFRS financial statements. The information will be included in the Securities Report to be filed with the Ministry of Finance, Japan. Further, keeping in mind their local regulations and practices, these countries have formulated their own corporate governance standards. We have provided statements on substantial compliance with these standards in the respective national languages of these countries.

The unaudited consolidated Balance Sheets and Income Statements, excluding notes to the financial statements, have been presented by converting the various financial parameters, reported in our consolidated Balance Sheets and Income Statements, into the respective currencies of the above countries.

In addition, appropriate adjustments have been made for differences, if any, in accounting principles, and in formats, between India, these countries and IFRS.

Corporate governance report – Australia, Canada, France, Germany, Japan and United Kingdom

Australia

ASX Corporate Governance Council – Principles of good corporate governance and best practices recommendations

The Australian Stock Exchange (ASX) Corporate Governance Council (the Council) was formed on August 15, 2002 to develop and deliver an industry-wide, support framework for corporate governance which could provide a practical guide for listed companies, their investors, the wider market and the Australian community. The Council published its first edition of ***Principles of Good Corporate Governance and Best Practice Recommendations*** in March 2003. The Council undertook an extensive review of the first edition and issued a revised ***Corporate Governance Principles and Recommendations*** (second edition Corporate Governance Guidelines) in August 2007. Further, amendments were made to the second edition in 2010, and were applicable to an entity's first financial year commencing on or after January 1, 2011, though early application was encouraged. The corporate governance principles and recommendations of the Council are not mandatory, but Australian listed entities must disclose those principles that are not in compliance and the reasons for non-compliance.

The Council proposed eight core principles which it believes underlie good corporate governance. We comply substantially with all recommendations made by the Council, except the following:

1. Recommendation 3.3 and 3.4 – Diversity Policy: The Company is committed to providing a work environment free of discrimination and harassment. The Company is an equal opportunity employer and makes employment decisions based on merit and business needs. The Company believes in equal work opportunities for all employees and does not condone favoritism or the appearance of favoritism at the workplace. These are included in the Company's code of conduct and ethics. Further, internally the Company has an 'Infosys Women's Inclusivity Network (IWIN)' sponsored by the non-executive chairman. The objective of IWIN is to create a gender sensitive and inclusive work environment, help women in their career lifecycles and develop women for managerial and leadership roles, thereby maintaining gender ratios at all levels in the organization. The company also discloses the percentage of women employees in the organization in the ***Additional Information to the Annual Report*** section.
2. Recommendation 5.1 – Ensure compliance with ASX listing rule disclosure requirements: We are not listed on the Australian Stock Exchange. However, we have established necessary policies and procedures to ensure that announcements are made in a timely manner, are factual, do not omit any material information and are expressed in a clear and objective manner that allows investors to assess the impact of the information when making investment decisions.

The financial information provided in this section is unaudited. Financial information presented in substantial compliance with the GAAP requirements of countries and IFRS may not meet all the regulatory requirements to be characterized as financial statements presented in explicit and unreserved compliance with such requirements. The statements on compliance or substantial compliance with corporate governance standards of various countries may not meet all the relevant regulatory requirements to be characterized as statements of explicit and unreserved compliance with corporate governance requirements. The financial information provided in this section does not contain sufficient information to allow full understanding of our results or our state of affairs. In the event of a conflict in interpretation, the 'Audited Indian GAAP financial statements' section and the 'Corporate governance report' section of the Annual Report should be considered. We caution investors that these reports are provided only as additional information to our global investors. Using such reports for predicting our future, or of any other company, is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using these corporate governance reports, financial statements or data.

3. Recommendation 7.3 – Declaration in relation to the listed entity's financial statements by Chief Executive Officer (CEO) and Chief Financial Officer (CFO) provided in accordance with section 295A of the Corporation Act : We are not listed on the Australian Stock Exchange and hence this recommendation is not applicable to the Company. However, our CEO and CFO provide necessary certifications with respect to the Company's financial statements and internal controls. The certification is provided in compliance with the Indian and U.S. regulatory requirements.

Canada

Corporate governance : A guide to good disclosure, issued by the Toronto Stock Exchange.

In December 2003, the Toronto Stock Exchange (TSX) issued guidelines which would help issuers prepare meaningful disclosure that complies with its requirements. TSX does not require companies to adopt the practices in the guidelines, but only requires them to explain their practices. These guidelines were updated in January 2006.

We substantially comply with all the recommendations.

France

La gouvernance d'entreprise des sociétés cotées – Avril 2010

Les principes de la gouvernance d'entreprises des sociétés cotées tirent leur origine des rapports VIENOT de juillet 1995 et juillet 1999, des rapports BOUTON de septembre 2002, janvier 2007 et octobre 2008 sur les recommandations concernant la rémunération des dirigeants des sociétés cotées. Cet ensemble de recommandations fut préparé par des groupes de travail de L'Association Française des Entreprises Privées (AFEP) et le Mouvement des Entreprises de France (MEDEF). Cette « consolidation » des travaux menés par des présidents de grandes sociétés françaises constitue une réponse à la communication de la Commission Européenne sur la gouvernance d'entreprise et le droit des sociétés, qui préconise que chaque Etat membre désigne un code de référence auquel les sociétés devront se conformer ou expliquer en quoi leurs pratiques diffèrent et pour quelles raisons.

Ce rapport avait fait plusieurs recommandations. Notre société se conforme strictement à ces recommandations, à l'exception des points ci-dessous :

7.1. La représentation des salaries et des salaries actionnaires – La politique actuelle de la société est d'avoir 15 membres du conseil. Dans ce conseil, 9 sont des administrateurs indépendants et 6 des administrateurs cadres. De ces administrateurs cadres, 2 sont des fondateurs et 4 sont des employés.

14.2.1. Revue des comptes par un comité d'audit – La société a un comité d'audit qui comprend 4 administrateurs indépendants. Tous les membres du comité sont des financiers et un membre est l'expert financier. Le comité se réunit au moins une fois par trimestre (un jour avant la réunion du conseil d'administration) pour revoir et examiner les états financiers.

17. Déontologie pour les directeurs – La législation locale des entreprises ne demande pas que les directeurs détiennent personnellement des actions de la société. Cependant, la plupart des directeurs, excepté un, détiennent personnellement des parts de la société.

Germany

(Deutscher Coporate Governance Kodex, in der Fassung vom 26. Mai 2010)

Der Deutsche Governance Kodex stellt wesentliche Vorschriften zur Leitung und Überwachung deutscher börsennotierter Gesellschaften dar. Der Kodex wurde entwickelt, um das deutsche Coporate Governance System transparent und nachvollziehbar zu machen. Er soll das Vertrauen der interanationalen und nationalen Anleger, der Kunden, der Mitarbeiter und der Öffentlichkeit in die Leitung und Überwachung deutscher börsennotierter Gesellschaften fördern.

Der Bericht enthält zahlreiche Empfehlungen der Regierungskommission, denen unser Unternehmen grundsätzlich folgt. Es gibt jedoch folgende Ausnahmen :

1. Empfehlung 3, 4 und 5 – Das duale System der Unternehmenseinheit – Das Unternehmen hat ein einstufiges Führungssystem in welches sowohl leitende, als auch überwachende Positionen integriert sind. Zurzeit besteht das System aus 15 Vorständen, darunter sind 6 geschäftsführend und 9 unabhängig.

日本

日本におけるコーポレート・ガバナンスに関する問題のいくつかについては、日本の法令（会社支配の構造や手続については会社法、コーポレート・ガバナンスの状況の開示については金融商品取引法および開示に関する内閣府令等）および2009年12月改定の株式会社東京証券取引所の上場会社コーポレート・ガバナンス原則（同原則の尊重が有価証券上場規程第445条の2で規定されている。同原則は、http://www.tse.or.jp/rules/cg/principles/index.htmlにて入手可能）が対処している。金融商品取引法、関係内閣府令および上場会社コーポレート・ガバナンス原則は、インフォシス・リミテッドのような日本における継続開示会社に対して、コーポレート・ガバナンスの状況（例えば、会社の機関の内容、内部統制システムの整備の状況、リスク管理体制の整備の状況、役員報酬の内容、監査報酬の内容、内部監査の組織および手続等）の開示を求めている。当社は、本年次報告書においてこの情報を開示している。

United Kingdom

The U.K. corporate governance code, issued in June 2010, supersedes and replaces the combined code on corporate governance issued in June, 2008. It follows a review by the Financial Reporting Council of the implementation of the code in 2008 and subsequent consultation on possible amendments to the code.

We substantially comply with all recommendations of the combined code except for the following:

1. Code A.4.1 – Appointment of senior independent director – The Company had a lead independent director between May 2003 and August 2011. This position was primarily created since the Board Chair was occupied by one of our founder directors. From August 2011 onwards, the Company has an Independent Board Chair. Hence, we no longer require a Lead Independent Director, as the Independent Board Chair is by default the lead independent director.
2. Code B.1.1 – Board balance and independence – The independent directors annually affirm their independence as per the definition of the Indian and U.S. listing rules. The Board of Directors also annually determine the independence of these directors. The local listing rules also prescribe a maximum tenure of nine years for an independent director to serve on a company's board. The rule was effective January 2006. None of our independent directors have served for more than nine years from the date of the rule becoming effective.
3. Code B.2.4 – Appointments to the Board – The nominations committee of the Board of Directors is responsible for overseeing the Company's nomination process for the top-level management positions and to identify, screen and recommend to the Board individuals qualified to serve as executive directors, non-executive directors and independent directors consistent with the criteria approved by the Board. The nominations committee believes that sound succession planning of senior leadership is the most important ingredient for creating a robust future for the Company. Therefore, the Committee has adopted a rigorous process to ensure that the Board selects the right candidates for senior leadership positions. The Company does not appoint external search consultants nor openly advertises for the appointment of its Chairman or non-executive directors.
4. Code B.4.1 – Induction on joining the Board – All new non-executive directors inducted into the Board are given an orientation. Presentations are made by various executive directors giving an overview of our operations to familiarize the new non-executive directors with the operations. The new non-executive directors are given orientation on our services; group structure and subsidiaries; our constitution; Board procedures and matters reserved for the Board, our major risks and risk management strategies.

   The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other members of the senior management make presentations on relevant issues.
5. Code B.6.2 – Evaluation of Board – The Company is not listed on the London Stock Exchange and is not part of FTSE 350. However, the compensation committee of the Company, along with the CEO, reviews the performance of all the executive directors and senior management each quarter, on the basis of detailed performance parameters set for each of the executive directors at the beginning of the year. The compensation committee may from time to time, also evaluate the usefulness of such performance parameters, and make necessary amendments. The Board evaluates the performance of non-executive directors through a peer-evaluation process every year.
6. Code D.1.2 – Remuneration Policy – The Company has a policy to allow its executive directors to serve on the boards of two other business entities with the prior consent of the Chairperson of the Board of Directors. Remuneration earned by virtue of such board membership is retained by the directors concerned.
7. Code E.1.1. and E.1.2 – Relations with Shareholders – The CEO, CFO, members of the Executive Council and the Investor Relations team meet investors on a regular basis to understand their views and perspectives. The Company also has a practice of conducting analyst meets both in India and overseas. Views obtained from investors / analysts during the course of such meetings are communicated to the Board of Directors at the ensuing Board meeting. As a policy, we do not differentiate between small and major investors. Non-executive directors do not meet with large investors as required under the code.

Financial information presented in substantial compliance with Australian Accounting Standards Board (AASB)

Consolidated Balance Sheets (unaudited) as of March 31,

Australian dollar (AUD) in million, except share data

	2012	2011
ASSETS		
Cash and cash equivalents	3,892	3,615
Available-for-sale financial assets	6	5
Investments in certificates of deposit	65	26
Trade receivables	1,112	1,009
Unbilled revenue	354	270
Derivative financial instruments	–	15
Prepayments and other assets	288	199
Total current assets	5,717	5,139
Property, plant and equipment	1,022	1,050
Intangible assets	221	190
Available-for-sale financial assets	2	5
Deferred tax assets	60	82
Income tax assets	196	216
Other non-current assets	31	99
Total non-current assets	1,532	1,642
Total assets	7,249	6,781
Liabilities		
Trade payables	5	10
Derivative financial instruments	9	–
Current tax payable	199	177
Client deposits	3	5
Unearned revenue	103	112
Employee benefits	94	30
Provisions	25	19
Other current liabilities	464	436
Total current liabilities	902	789
Deferred tax liabilities	2	–
Employee benefits	–	56
Other non-current liabilities	21	14
Total non-current liabilities	23	70
Total liabilities	925	859
Net assets	6,324	5,922
Equity		
Share capital – 600,000,000 equity shares authorized, issued and outstanding, 571,396,401 and 571,317,959 as at March 31, 2012 and March 31, 2011, respectively (including share premium)	845	844
Retained earnings	7,780	6,619
Other components of equity	(2,301)	(1,541)
Total equity attributable to equity holders of the Company	6,324	5,922

Consolidated Statements of Comprehensive Income (unaudited) for the years ended March 31,

Australian dollar (AUD) in million, except share and per share data

	2012	2011
Revenues	6,683	6,405
Cost of sales	3,935	3,708
Gross profit	2,748	2,697
Operating expenses		
Selling and marketing expenses	350	352
Administrative expenses	475	459
Operating profit	1,923	1,886
Other income, net	379	283
Profit before income tax	2,302	2,169
Income tax expense	663	580
Profit for the year	1,639	1,589
Other comprehensive income		
Fair value changes on available-for-sale financial asset, net of tax effect	(2)	(2)
Exchange differences on translating foreign operations	(726)	76
Total other comprehensive income	(728)	74
Total comprehensive income for the year	911	1,663
Profit attributable to:		
Owners of the Company	1,639	1,589
Non-controlling interest	–	–
Profit for the year	1,639	1,589
Total comprehensive income attributable to:		
Owners of the Company	911	1,663
Non – controlling interest	–	–
Total comprehensive income for the year	911	1,663
Earnings per equity share		
Basic (AUD)	2.87	2.78
Diluted (AUD)	2.87	2.78
Weighted average number of shares used in computing earnings per equity share		
Basic	571,365,494	571,180,050
Diluted	571,396,142	571,368,358

Notes:

1. *The functional currency of the Company is the Indian rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; assets and liabilities at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under other components of equity.*
2. *Exchange rates (1 AUD =)*

in ₹

	2012	2011
Average rate	50.34	42.95
Period end rate	52.91	46.11

Financial information presented in substantial compliance with IFRS (International Financial Reporting Standards) – Canada

Consolidated Balance Sheets (unaudited) as of March 31,

Canadian Dollars (CAD) in million, except share data

	2012	2011
ASSETS		
Current assets		
Cash and cash equivalents	4,034	3,624
Available-for-sale financial assets	6	5
Investments in certificate of deposits	68	26
Trade receivables	1,152	1,011
Unbilled revenue	367	271
Derivative financial instruments	–	14
Prepayments and other assets	299	200
Total current assets	5,926	5,151
Non-current assets		
Property, plant and equipment	1,060	1,053
Goodwill	194	179
Intangible assets	34	11
Available-for-sale financial assets	2	5
Deferred income tax assets	62	82
Income tax assets	203	217
Other non-current assets	32	100
Total non-current assets	1,587	1,647
Total assets	7,513	6,798
LIABILITIES AND EQUITY		
Current liabilities		
Trade payables	5	10
Derivative financial instruments	9	–
Current income tax liabilities	206	177
Client deposits	3	5
Unearned revenue	107	112
Employee benefit obligations	98	30
Provisions	26	19
Other current liabilities	480	438
Total current liabilities	934	791
Non-current liabilities		
Deferred income tax liabilities	2	–
Employee benefit obligations	–	56
Other non-current liabilities	22	14
Total liabilities	25	70
Equity		
Share capital – ₹5/- par value 600,000,000 equity shares authorized, issued and outstanding, 571,396,401 and 571,317,959 as of March 31, 2012 and March 31, 2011, respectively	73	73
Share premium	617	616
Retained earnings	5,945	4,738
Other components of equity	(80)	510
Total equity attributable to equity holders of the Company	6,555	5,937
Total liabilities and equity	7,513	6,798

Consolidated Statements of Comprehensive Income (unaudited) for the years ended March 31,

Canadian Dollars (CAD) in million, except share and per share data

	2012	2011
Revenues	6,951	6,144
Cost of sales	4,092	3,556
Gross profit	2,859	2,588
Operating expenses :		
Selling and marketing expenses	364	338
Administrative expenses	494	440
Total operating expenses	858	778
Operating profit	2,001	1,810
Other income, net	395	272
Profit before income taxes	2,396	2,082
Income tax expense	690	556
Net profit	1,706	1,526
Other comprehensive income		
Fair value changes on available-for-sale financial asset, net of tax effect	(2)	(2)
Exchange differences on translating foreign operations	(755)	73
Total other comprehensive income	(757)	71
Total comprehensive income	949	1,597
Profit attributable to :		
Owners of the Company	1,706	1,526
Non-controlling interest	–	–
	1,706	1,526
Total comprehensive income attributable to :		
Owners of the Company	949	1,597
Non-controlling interest	–	–
	949	1,597
Earnings per equity share		
Basic (CAD)	2.99	2.67
Diluted (CAD)	2.99	2.67
Weighted average equity shares used in computing earnings per equity share		
Basic	571,365,494	571,180,050
Diluted	571,396,142	571,368,358

Notes:

1. *The functional currency of the Company is the Indian rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year, current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate, and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under other components of equity.*
2. *Exchange rates (1 CAD=)*

in ₹

	2012	2011
Average rate	48.40	44.78
Period end rate	51.04	45.99

Etats financiers préparés en conformité avec les normes IFRS (International Financial Reporting Standards) – France

Bilan consolidé (non-audité) au 31 mars

en millions d'euros, sauf résultat par action

	2012	2011
ACTIF		
Actif circulant		
Disponibilités	3,034	2,630
Valeurs mobilières de placement	4	4
Certificats de dépôt	51	19
Clients	867	734
Facture à établir	276	196
Instruments financiers dérivés	–	11
Charges constatées d'avance et autres actifs circulants	225	145
Total actif circulant	4,457	3,739
Actif non-circulant		
Installations techniques, matériels et outillages industriels	797	764
Fonds de commerce	146	130
Immobilisations incorporelles	25	8
Immobilisations financières disponibles	1	4
Impôt différé actif	46	60
Impôt sur les sociétés actif	153	157
Autre actif non-circulant	24	72
Total actif non-circulant	1,192	1,195
Total actif	5,649	4,934
PASSIF ET CAPITAUX PROPRES		
Passif circulant		
Fournisseurs	4	7
Instruments financiers dérivés	7	–
Impôt sur les sociétés passif	155	129
Acompte clients	2	4
Produits constatés d'avance	80	82
Avantage des salariés obligatoires	73	22
Provisions	19	14
Autres passif circulant	361	317
Total passif circulant	701	575
Passif non-circulant		
Impôt différé passif	1	–
Avantage des salariés obligatoires	–	41
Autre passif non-circulant	16	10
Total passif	718	626
Capitaux propres		
Capital – 5/- par valeur 600,000,000 actions autorisées, émises et comprises, 571,396, 401 et 571,317,959 au 31 mars 2012 et au 31 mars 2011, respectivement	48	48
Prime d'émission	522	521
Report à nouveau	5,442	4,560
Autres capitaux propres	(1,081)	(821)
Total des capitaux propres attribué à la part groupe	4,931	4,308
Total passif et capitaux propres	5,649	4,934

Compte de résultat consolidé des éléments latents (non-audité) pour les années finissant au 31 mars

en millions d'euros, sauf résultat par action

	2012	2011
Produits	5,076	4,574
Coût des ventes	2,988	2,648
Résultat brut	2,088	1,926
Charges d'exploitation :		
Coût des ventes et de marketing	266	251
Charges administratives	361	328
Total des charges d'exploitation	627	579
Résultat d'exploitation	1,461	1,347
Autres produits, net	288	202
Résultat avant impôt	1,749	1,549
Impôt sur les benefices	504	414
Résultat net	1,245	1,135
Autre résultat – Eléments latents		
Gain latent sur les immobilisations financières disponibles, net de l'impact de l'impôt	(1)	(2)
Différence de change	(552)	55
Total autre résultat – Eléments latents	(553)	53
Total résultat élément latent	692	1,188
Résultat attribué à :		
Part du groupe	1,245	1,135
Intérêts minoritaires	–	–
	1,245	1,135
Total résultat élément latent attribué à:		
Part du groupe	692	1,188
Intérêts minoritaires	–	–
	692	1,188
Résultat par action		
Base (euros)	2.18	1.99
Dilué (euros)	2.18	1.99
Nombre moyen pondéré d'actions		
Base	571,365,494	571,180,050
Dilué	571,396,142	571,368,358

Notes:

1. *La devise fonctionnelle de la société est la roupie indienne. Ces états financiers ont été présentés en convertissant les produits et les charges avec un taux moyen pondéré pendant l'année ; l'actif circulant, le passif circulant, les installations techniques, les matériels et outillages industriels, les emprunts à long terme, avec un taux à la fin de l'année; et toutes les augmentations des capitaux propres, avec un taux moyen pour l'année. La différence obtenue avec la conversion est comptabilisée dans les autres capitaux propres.*
2. *Taux de change (1 EURO =)*

en ₹

	2012	2011
Taux moyen	66.28	60.14
Taux à la fin de l'année	67.87	63.38

Finanzielle Information, dargestellt in wesentlicher Übereinstimmung mit den IFRS (International Financial Reporting Standards) – Deutschland

Konsolidierte Bilanzen (ungeprüft) zum 31. März

EUR in Millionen, außer Angaben zu Aktien

	2012	2011
VERMÖGENSWERTE		
Kurzfristige Vermögenswerte		
Zahlungsmittel und Zahlungsmitteläquivalente	3.034	2.630
Zur Veräußerung verfügbare finanzielle Vermögenswerte	4	4
Festverzinsliche Wertpapiere	51	19
Forderungen aus Lieferung und Leistung	867	734
Geleistete Anzahlungen	276	196
Derivate	–	11
Anzahlungen und sonstige Vermögenswerte	225	145
Summe kurzfristiger Vermögenswerte	4.457	3.739
Langfristige Vermögenswerte		
Sachanlagen	797	764
Geschäfts- oder Firmenwert	146	130
Immaterielle Vermögenswerte	25	8
Zur Veräußerung verfügbare finanzielle Vermögenswerte	1	4
Latente Steueransprüche	46	60
Steueransprüche (Ertragsteuern)	153	157
Sonstige langfristige Vermögenswerte	24	72
Summe langfristiger Vermögenswerte	1.192	1.195
Summe Vermögenswerte	5.649	4.934
SCHULDEN UND EIGENKAPITAL		
Kurzfristige Schulden		
Verbindlichkeiten aus Lieferung und Leistungen	4	7
Derivate	7	–
Steuerschulden (Ertragsteuern)	155	129
Kundenzahlungen	2	4
Erhaltene Anzahlungen	80	82
Verpflichtungen aus Leistungen an Arbeitnehmer	73	22
Rückstellungen	19	14
Sonstige kurzfristige Schulden	361	317
Summe kurzfristiger Schulden	701	575
Langfristige Schulden		
Latente Steuerschulden	1	–
Verpflichtungen aus Leistungen an Arbeitnehmer	–	41
Sonstige langfristige Schulden	16	10
Summe Schulden	718	626
Eigenkapital		
Gezeichnetes Kapital – ₹5/-Nennwert 600.000.000 genehmigte Stammaktien, ausgegeben und ausstehend 571.396.401 und 57.317.959 zum 31. März 2012 und 31. März 2011 entsprechend	48	48
Kapitalrücklagen	522	521
Bilanzgewinn	5.442	4.560
Sonstige Teile des Eigenkapitals	(1.081)	(821)
Summe Eigenkapital, den Anteilseignern des Unternehmens zurechenbar	4.931	4.308
Summe Schulden und Eigenkapital	5.649	4.934

Konsolidierte Gesamtergebnisrechnung (ungeprüft) für die Jahre endend zum 31. März

EUR in Millionen, außer Angaben zu Aktien

	2012	2011
Umsatzerlöse	5.076	4.574
Herstellungskosten	2.988	2.648
Bruttoergebnis vom Umsatz	2.088	1.926
Betriebliche Aufwendungen :		
Vertriebs- und Marketingaufwendungen	266	251
Verwaltungskosten	361	328
Summe betrieblicher Aufwendungen	627	579
Betriebsergebnis	1.461	1.347
Sonstige Erträge Netto	288	202
Gewinne vor Ertragsteuern	1.749	1.549
Ertragsteueraufwand	504	414
Jahresüberschuss	1.245	1.135
Sonstiges Ergebnis		
Änderungen des beizulegenden Zeitwerts der zur Veräußerung verfügbaren finanziellen Vermögenswerte, bereinigt um Steuereffekte	(1)	(2)
Wechselkursdifferenz aus der Umrechnung von Transaktionen fremder Währung	(552)	(55)
Summe sonstiges Ergebnis	(553)	(53)
Summe Ergebnis	692	1.188
Gewinn, zuzurechnen den:		
Anteilseignern des Unternehmens	1.245	1.135
Minderheitsbeteiligten	–	–
	1.245	1.135
Summe Ergebnis, zuzurechnen den:		
Anteilseignern des Unternehmens	692	1.188
Minderheitsbeteiligten	–	–
	692	1.188
Ergebnis pro Aktie		
Einfach (Euro)	2,18	1,99
Verwässert (Euro)	2,18	1,99
Gewichtete Durchschnittliche Anteilsaktien, aus denen sich das Ergebnis pro Aktie errechnet		
Einfach	571.365.494	571.180.050
Verwässert	571.396.142	571.368.358

Anmerkung:

1. *Die funktionale Währung des Unternehmens ist die Indische Rupie. Diese Jahresabschlüsse werden durch die Umrechnung von Erträgen und Aufwendungen unter Zugrundelegung eines jahresdurchschnittlichen Wechselkurses erstellt; kurzfristige Vermögenswerte, kurzfristige Schulden, Sachanlagen und langfristige Anleihen wurden mit dem Jahresendkurs umgerechnet; Zuwächse im Eigenkapital wurden mit dem Jahresdurchschnittskurs umgerechnet. Die Unterschiede aus der Umrechnung sind in den sonstigen Teilen des Eigenkapitals enthalten.*
2. *Wechselkurs (1 EURO=)*

in ₹

	2012	2011
Durchschnittskurs	66,28	60,14
Periodenkurs	67,87	63,38

Financial information presented in substantial compliance with IFRS (International Financial Reporting Standards) – Japan

インフォシス・リミテッドおよび子会社

連結貸借対照表 3月31日現在

（単位：百万円（１株当たりデータを除く。））

	2012年3月31日現在	2011年3月31日現在
資産		
流動資産		
現金および現金同等物	332,623	307,144
売却可能金融資産	493	411
譲渡性預金証書投資	5,589	2,219
売上債権	95,012	85,724
未収収益	30,246	22,931
デリバティブ金融商品	–	1,233
前払費用およびその他流動資産	24,657	16,931
流動資産合計	488,620	436,593
非流動資産		
有形固定資産	87,368	89,258
のれん	16,027	15,205
無形固定資産	2,794	904
売却可能金融資産	164	411
繰延税金資産	5,096	6,986
法人税資産	16,767	18,328
その他非流動資産	2,630	8,466
非流動資産合計	130,846	139,559
資産合計	619,466	576,152
負債および資本		
流動負債		
デリバティブ金融商品	740	–
仕入債務	411	822
未払法人税	17,013	15,041
顧客預り金	247	411
繰延収益	8,794	9,534
従業員給付債務	8,055	2,548
引当金	2,137	1,644
その他流動負債	39,616	37,068
流動負債合計	77,012	67,067
非流動負債		
繰延税金負債	164	–
従業員給付債務	–	4,767
その他非流動負債	1,808	1,151
負債合計	78,985	72,985
資本		
普通株式　1株の額面金額　13円		
授権株式数　600,000,000株		
発行済株式数		
2012年3月31日現在571,396,401株		
2011年3月31日現在571,317,959株		
（それぞれ金庫株2,833,600株を除く。）	5,260	5,260
資本剰余金	57,780	57,697
利益剰余金	534,975	435,114
その他の資本の構成要素	(57,533)	5,096
当社株主帰属資本合計	540,481	503,167
非支配持分	–	–
資本合計	540,481	503,167
負債および資本合計	619,466	576,152
契約債務および偶発債務		

インフォシス・リミテッドおよび子会社

連結包括利益計算書 3月31日終了年度

（単位：百万円（株式数および１株当たりデータを除く。））

	2011年	2010年
収益	574,837	496,510
売上原価	338,458	287,418
売上総利益	236,378	209,091
営業費用：		
販売費およびマーケティング費	30,082	27,287
一般管理費	40,848	35,588
営業費用合計	70,930	62,875
営業利益	165,448	146,216
その他の収益純額	32,629	21,945
税引前利益	198,078	168,161
法人税費用	57,040	44,958
当期純利益	141,038	123,203
その他包括利益		
売却可能金融資産の公正価値の変動（税効果後）（注2.2および2.5参照）	(164)	(164)
海外業務の為替換算差損益	(62,464)	5,918
その他包括利益合計	(62,629)	5,753
包括利益合計	78,409	128,956
以下に帰属する当期純利益：		
当社株主	141,038	123,203
非支配持分	–	–
	141,038	123,203
以下に帰属する包括利益合計：		
当社株主	78,409	128,956
非支配持分	–	–
	78,409	128,956
1株当たり当期純利益		
基本的（単位：円）	247	215
希薄化後（単位：円）	247	215
1株当たり当期純利益の算定に使用した加重平均発行済株式数		
基本的	571,365,494	571,180,050
希薄化後	571,396,142	571,368,358

注：　上記財務情報中の円金額は、2012年3月30日に株式会社三菱東京UFJ銀行が建値した対顧客電信直物売買相場の仲値である１米ドル＝82.19円により米ドル金額から円金額に換算されている。

Financial information presented in substantial compliance with IFRS (International Financial Reporting Standards) – United Kingdom

Consolidated Balance Sheets (unaudited) as of March 31,

U.K. Pound Sterling (GBP) in millions, except share data

	2012	2011
ASSETS		
Current assets		
Cash and cash equivalents	2,528	2,321
Available-for-sale financial assets	4	3
Investment in certificates of deposit	42	17
Trade receivables	722	648
Unbilled revenue	230	173
Derivative financial instruments	–	9
Prepayments and other assets	187	128
Total current assets	3,713	3,299
Non-current assets		
Property, plant and equipment	664	675
Goodwill	122	115
Intangible assets	21	7
Available-for-sale financial assets	1	3
Deferred income tax assets	39	53
Income tax assets	127	139
Other non-current assets	20	63
Total non-current assets	994	1,055
Total assets	4,707	4,354
LIABILITIES AND EQUITY		
Current liabilities		
Trade payables	3	6
Derivative financial instruments	6	–
Current income tax liabilities	129	114
Client deposits	2	3
Unearned revenue	67	72
Employee benefit obligations	61	19
Provisions	16	12
Other current liabilities	301	280
Total current liabilities	585	506
Non-current liabilities		
Deferred income tax liabilities	1	–
Employee benefit obligations	–	36
Other non-current liabilities	14	9
Total liabilities	600	551
Equity		
Share capital – ₹5/- par value 600,000,000 equity shares authorized, issued and outstanding 571,396,401 and 571,317,959 as of March 31, 2012 and March 31, 2011, respectively	33	33
Share premium	464	464
Retained earnings	4,771	4,010
Other components of equity	(1,161)	(704)
Total equity attributable to equity holders of the Company	4,107	3,803
Total liabilities and equity	4,707	4,354

Consolidated Statements of Comprehensive Income (unaudited) for the years ended March 31,

U.K. Pound Sterling (GBP) in millions, except share and per share data

	2012	2011
Revenues	4,381	3,887
Cost of sales	2,579	2,250
Gross profit	1,802	1,637
Operating expenses :		
Selling and marketing expenses	229	214
Administrative expenses	311	279
Total operating expenses	540	493
Operating profit	1,262	1,144
Other income, net	249	172
Profit before income taxes	1,511	1,316
Income tax expense	435	352
Net profit	1,076	964
Other comprehensive income		
Fair value changes on available-for-sale financial asset, net of tax effect	(1)	(1)
Exchange differences on translating foreign operations	(476)	46
Total other comprehensive income	(477)	45
Total comprehensive income	599	1,009
Profit attributable to :		
Owners of the Company	1,076	964
Non-controlling interest	–	–
	1,076	964
Total comprehensive income attributable to :		
Owners of the Company	599	1,009
Non-controlling interest	–	–
	599	1,009
Earnings per equity share		
Basic (GBP)	1.88	1.69
Diluted (GBP)	1.88	1.69
Weighted average equity shares used in computing earnings per equity share		
Basic	571,365,494	571,180,050
Diluted	571,396,142	571,368,358

Notes:

1. *The functional currency of the Company is the Indian rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year, current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate, and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under other components of equity.*
2. *Exchange rates (1 GBP=)*

in ₹

	2012	2011
Average rate	76.79	70.77
Period end rate	81.46	71.80

Extract of audited IFRS financial statements

Financial statements included in our annual filing with U.S. Securities and Exchange Commission (SEC) in the Form 20-F have been prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards (IAS) Board.

As in the previous year, we will be availing NASDAQ's rule amendment which allows a company to furnish its annual reports to its ADS holders on its website in lieu of physical distribution. Accordingly, the Annual Report and the filing with the SEC in the Form 20-F is available on our website *www.infosys.com*. However, a physical copy will be made available to shareholders on request.

The extract of the audited Balance Sheet and Statement of Comprehensive Income as per IFRS is provided hereunder:

Consolidated Balance Sheet as of March 31,

US Dollars (USD) in millions, except share data

	2012	2011
ASSETS		
Current assets		
Cash and cash equivalents	$4,047	$3,737
Available-for-sale financial assets	6	5
Investment in certificates of deposit	68	27
Trade receivables	1,156	1,043
Unbilled revenue	368	279
Derivative financial instruments	–	15
Prepayments and other current assets	300	206
Total current assets	5,945	5,312
Non-current assets		
Property, plant and equipment	1,063	1,086
Goodwill	195	185
Intangible assets	34	11
Available-for-sale financial assets	2	5
Deferred income tax assets	62	85
Income tax assets	204	223
Other non-current assets	32	103
Total non-current assets	1,592	1,698
Total assets	$7,537	$7,010
LIABILITIES AND EQUITY		
Current liabilities		
Derivative financial instruments	$9	–
Trade payables	5	10
Current income tax liabilities	207	183
Client deposits	3	5
Unearned revenue	107	116
Employee benefit obligations	98	31
Provisions	26	20
Other current liabilities	482	451
Total current liabilities	937	816
Non-current liabilities		
Deferred income tax liabilities	2	–
Employee benefit obligations	–	58
Other non-current liabilities	22	14
Total liabilities	961	888
Equity		
Share capital – ₹5/- ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,396,401 and 571,317,959, net of 2,833,600 treasury shares each as of March 31, 2012 and March 31, 2011, respectively	64	64
Share premium	703	702
Retained earnings	6,509	5,294
Other components of equity	(700)	62

US Dollars (USD) in millions, except share data

	2012	2011
Total equity attributable to equity holders of the Company	6,576	6,122
Non-controlling interests	–	–
Total equity	6,576	6,122
Total liabilities and equity	$7,537	$7,010
Commitments and contingent liabilities		

Consolidated Statements of Comprehensive Income for the years ended March 31,

US Dollars (USD) in millions, except share and per share data

	2012	2011
Revenues	$6,994	$6,041
Cost of sales	4,118	3,497
Gross profit	2,876	2,544
Operating expenses:		
Selling and marketing expenses	366	332
Administrative expenses	497	433
Total operating expenses	863	765
Operating profit	2,013	1,779
Other income, net	397	267
Profit before income taxes	2,410	2,046
Income tax expense	694	547
Net profit	$1,716	$1,499
Other comprehensive income		
Fair value changes on available-for-sale financial asset, net of tax effect	(2)	(2)
Exchange differences on translating foreign operations	(760)	72
Total other comprehensive income	(762)	$70
Total comprehensive income	$954	$1,569
Profit attributable to:		
Owners of the Company	$1,716	$1,499
Non-controlling interest	–	–
	$1,716	$1,499
Total comprehensive income attributable to:		
Owners of the Company	$954	$1,569
Non-controlling interest	–	–
	$954	$1,569
Earnings per equity share		
Basic ($)	3.00	2.62
Diluted ($)	3.00	2.62
Weighted average equity shares used in computing earnings per equity share		
Basic	571,365,494	571,180,050
Diluted	571,396,142	571,368,358

Note:

1. *The functional currency of the Company is the Indian rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year, current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate, and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under other components of equity.*
2. *Exchange rates (1 US$=)*

in ₹

	2012	2011
Average rate	48.10	45.54
Period end rate	50.88	44.60

www.infosys.com